2025 ANNUAL REPORT



Your partners from the first. Ashley M. Adamczyk · Alexandria M. Adams · Dustin K. Adams · Grace A. Adams · Farideh Aghajani · Hannah A. Al Roomi · Ryan D. Alberson · Tonia M. Albright · Amanda S. Alburitel · Amy L. Alexander
Jamie T. Alexander · Debbie P. Alfredo · Jamila F. Allen · Brenda A. Allison · Cristina M. Alvarez · Marie G. Alvarez · Amber L. Anderson · Solomon L. Anderson · Margie S. Anglemyer · Gabrielle K. Anglin · Tara A. Antonucci · Elis R. Ariotti
Luke M. Armstrong · Mikaela F. Armstrong · Angela M. Arndt · Cheyenne E. Arnett · Christa L. Arnett · Lane C. Arnett · Courtney L. Arnold · Emily M. Arroyo · Stephanie A. Arven · Helen M. Atkinson · Quentin G. Aubrey · Teresa M. Autry
Joseph D. Avery · Drue R. Babcock · Diana Baca Delgado · Erik C. Back · Christy M. Bader · Jack G. Bahbah · June L. Bails · Tomoko Bair · Shannon M. Bairagee · Joshua C. Baker · Marjorie E. Baker · Lisa A. Balazsi-Vogler · Ida M. Balazsi
Christine L. Baldwin · Kathryn A. Ballge · Janetta L. Balog · Angela D. Banicki · Jamie M. Bankert · Donna M. Banks · Virginia A. Barba · Brian E. Barber · Amy M. Barbour · Krystal D. Barclay · Melissa R. Bardayan · Linsey Barkowski
Shanon G. Barnhart · Brianna N. Barr · Robert E. Bartos · Kiona G. Bass · Krystal L. Bass · Gabriel M. Bastardo · Kimberly L. Bates · Brett A. Bauer · Laurence R. Bauer · Aretas O. Bayley · Callum J. Beaver · Karen G. Bechinski · Eric W. Beckstedt
Stephanie L. Becvar · John D. Bedient · Leila R. Beggs · Terri R. Belcher · Matthew B. Beljan · Diana S. Bell · Ryan S. Bell · Stephanie A. Bell · Tristan A. Bell · Amber N. Benavidez · Alec S. Bencsics · Andrew J. Bencsics · Kim A. Bennett
Mary A. Benson · William N. Berdine II · Carrie N. Berendt · Angeline D. Beres · Allison B. Berger · Tracy L. Bergstrom · Andrew C. Besemer · Angela M. Beserra · Kelsey D. Bettcher Monhaut · Dawn E. Bidlack · Carolyn H. Biggs
Amanda L. Bikowski · Barry A. Bilger · Trina R. Billsborough · Alexis P. Bird · Elizabeth M. Birk · Joshua M. Birky · Kayla M. Bishop · Alicia M. Blascovich · Nicole L. Blatchford · Patrick A. Boes · Kelsey M. Bolakowski · Hannah D. Bonneau
Bradley H. Bontrager · Chelsey J. Borden · Melissa M. Borg · Cheryl L. Borsch · Oleksandr Borshch · Donald W. Bosler Jr. · Nancy A. Bourlier · Angela M. Bowers · Katelin N. Bowman · Thomas L. Bowman · Kourtnie N. Branam
Chad A. Brandenburg · Robert D. Brannock · Linda K. Brantley · Tiffany M. Brassell · Craig R. Brechtel · Deborah M. Brechtel · Jacob R. Brentlinger · Joseph B. Brice · Julia A. Bridges · Amber L. Briggs · Emily N. Brinkhoff · Brittany N. Brockie
Kathleen Brockie · Jennifer L. Brooks · Kristin M. Brothers · Ryan W. Brothers · Kaley A. Brower · Cheryl L. Brown · Derrick L. Brown · Jeffrey T. Brown · Kelli A. Brown · Kendallin R. Brown · Lindsay N. Brown · Thomas J. Brown · Amy R. Browning
Kirk S. Browning · Bernadine Brun · Tammy S. Brun · Douglas A. Bryant · Dawn A. Bublitz · Colin J. Buchanan · Carin Buckley · Sylvia A. Buckley · Fidencio Bueno Jr. · Kiara G. Bueno · Jeffrey L. Buhr · Andrea M. Bullock · Kristine M. Burggraf
Anselm B. Burkart Jr. · Amy J. Burnau · Amy L. Burridge · William B. Burton · Steve M. Bush · Nancy L. Buss · Caspian L. Butterman · Jennifer L. Cable · Peter J. Cahill · Jacqueline Calderon · Darcia M. Caldwell · Dylan M. Campbell
Rebecca S. Campbell · Brenda Capps · Lisa R. Caron · Kenneth B. Carr · Thomas D. Carrera · Douglas R. Carroll · Edwin S. Carter · Crystal M. Cartwright · Tiara L. Cartwright · Gabriel M. Casey · Mario A. Castro Jr. · Ryan T. Catanzarite
Christine I. Caudill · Jason T. Cavanaugh · Scott R. Cawthon · Mark D. Chabra · Harrison P. Chamberlin · Joseph S. Chamberlin · Jon P. Champion · Sharna M. Chapman · Nathan A. Chasey · Tirang Chaudhary · Leticia Chavez · Chosani S. Chitaya
Soukavanh L. Chiu · Kaitlyn N. Chops · Alissa S. Chupp · Kimberly L. Clanton · Erik D. Clapsaddle · Amy J. Clark · Heather M. Clark · Jordan C. Clark · Kaitlin L. Clark · Taylor Clere · Terri L. Clouse · Lindsay M. Cogswell · Justin A. Cohee
Mindie L. Colanese · Kelli M. Colby · Sean R. Coleman · Kaylie A. Collins · Shelley A. Connors · Victoria L. Conrad · Daniel P. Conroy · Matthew J. Consorte · Matthew M. Cook · Jason W. Cooper · Julie L. Cooper · Nathan T. Copeland
Aurelio Cordova Jr. · Heather N. Corneil · Alena M. Cossey · Stephanie Coulter · Austin G. Cover · Charity C. Cowgill · Mikel A. Cox · Michelle L. Coyer · Michelle A. Crabtree · Christopher L. Craft · Angela M. Cramer · Scott A. Cramer
Rebecca J. Crawford · Andrea L. Creasbaum · Larry W. Cripe · Sarah M. Crizer · Shaneika J. Crockett · Mary Elizabeth A. Croy · Julie Cruz · Ryan T. Culp · Dohn P. Cunningham · Beth A. Curtis · Lori A. Cuson · Jennifer L. Darnell · Matthew S. Darrah
Suhail U. Daruvala · Catherine V. Davis · Grace M. Davis · Kimberley K. Davis · Lisa J. Davis · Scott A. Davis · Jillian Davison · Terri L. Day · Katelynn M. De La Fuente · JoElla L. De Pra · Julie L. Deak · Timothy M. Deal · Steven Deane
Adriana L. Defay · Susan R. DeFreez · Faith M. Dejong · Jose E. Del Abra Maya · Amy J. DeLee · Grace E. Denney · Cheryl L. Dennis · Chelsea L. DeVooght · Samantha M. DeWitt · Kayla P. Dials · Steven M. Dieringer · Julie B. Diffendarfer
Milexa J. Dillon · Donald S. Dimberio · Erica L. Dishong · Shayna M. Dittmar · Charles C. Ditto · Cynthia K. Dixon · Diamond L. Dixon · Marci L. Dixon · Quentin R. Dodd · Lucas D. Dodge · Deborah L. Doelling · Andrew T. Dolan · Nancy Dominguez
Spencer C. Doolin · Betsy N. Doroteo · Mark D. Dougherty · Tina H. Dougherty · Jason D. Dounine · Connor J. Downs · Karolina Dragulski · Amanda N. Drake · Glenn W. Drury · Brian S. Duba · Francis A. Duffy · Lisa M. Dunn · Michael Dunn
Heidi J. Durden · Christine Durstein · Cathy L. Duttlinger · Amy B. Dutton · Paul M. Eads · Rhanni E. Earl · Marilyn S. Eash · Sherry L. Eddy · Jon K. Edwards · Morgan P. Edwards · Stephanie J. Edwards · Tracy L. Edwards · Emma J. Egger
Andrea M. Ehresman · Chezhian Elango · Tonya K. Enochs · Abigail G. Erkelens · Aaron J. Espelage · Morgan J. Estridge · Amy E. Evans · Sarah L. Evans · Kimberly A. Evard · Linae J. Ewing · Terrece L. Fairgood · Taiping Fan
Benjamin A. Fanning · David L. Farkas · Katherine L. Fashbaugh · Ann M. Feltz · Ryan J. Fenstermaker · Haley N. Fernandez Hernandez · Adriana Fernandez · Margaret E. Ferrara · Eduardo D. Ferreira · Tracy S. Fiess · Samantha L. Fife
Terry W. Fike · Izabella A. Filbert · Nicole A. Filson · Paul A. Finley · David J. Fisher · Kenneth L. Fisher · Ethan M. Fitch · Janet L. Fitzpatrick · Michael S. Flack · Julie A. Flanigan · Mary P. Fleece · Renee N. Fleming · Sara D. Flitter · Alicia A. Flores
Tracy A. Foreman · Katelyn E. Forkner · Sarah J. Fornal · Sydney O. Foshie · Adam D. Foster · Stefanie J. Fouche-Troupe · Mara S. Fox · Shannon E. Franko · Lagena M. Frantz · Beth A. Fraser · Reed J. Frecker · Cynthia J. Frederick
Wendy E. Freeman-Campbell · Matthew L. Freeman · Erin M. French · Brianna D. Fried · Hunter M. Friedrich · Nathan B. Fry · Alec J. Fullenkamp · Stephanie A. Funes Leiva · Laura A. Furlong · Sasha N. Furrier · Jackson C. Galin · Ashly N. Galloway
Rebecca K. Galvan · Tiffany R. Galvan · Himanshu Ganjoo · Dominic A. Ganser · Casandra M. Garbas · Alexandra F. Garcia · Isela Garcilazo · Paulina Garcilazo · Gregory A. Gardner · Kailey E. Gardner · Matthew J. Garrett · Anthony C. Gartee
Emily A. Garza · Anna Gasanovas · Jacqueline S. Gearhart · Kimberly A. Geiger · Brianna M. Gemmer · Chad M. Gentry · Jason R. German · Ramona M. Gibson · Marcus D. Giden · Paul W. Gifford Jr. · Jimmie D. Gilbert · Samuel P. Gill · Sharon Gillis
Matthew S. Gilman · Dana K. Giszewski · Zaneta A. Glasco · Tracy D. Glaser · Kevin J. Gnagey · Sarai L. Godwaldt · Ashley J. Goepfrich · Matthew K. Golden · Jessica L. Gondell · Mary R. Goodhew · Chad W. Goodwill · Richard M. Gordon
Jennifer L. Gore · Dustin Gosztola · Mark D. Gould · Megan A. Graham · Kimberly M. Grannan · Ethan C. Grant · Life E. Granville · Zachary M. Gray · Madelynne L. Greathouse · Brian D. Green · Tamara J. Griffin Byrne · Michael J. Griffin
Cassi N. Griffith · John B. Griffith · Rebekah L. Griffiths · Emily M. Groll · Ian S. Grostefon · Lainey H. Grothaus · Steven J. Group · Bernadette O. Guerrero · Bailey M. Gulstrom · Rosario M. Gutierrez · Jane E. Guzman · Sherri L. Guzman
Jaimie C. Hageman · Sandra K. Hagen · Jamiebeth M. Haines · Amanda M. Hale · Raquel L. Hall · Wendy Haluda · Megan R. Hamand · Krystina R. Hamilton · Ferris L. Hamman · Lori L. Hammonds · Rachel M. Hammonds · Alex J. Hanba
Douglas P. Hanes · Deanna M. Hanley · Ann K. Hanover · Ann M. Hansen · Chazati L. Hardel · Hannah M. Hardy · Robert A. Harman · Trina S. Harmon · Jennifer M. Harrington · Lucas L. Hartsough · Morgan G. Hartz · Denisha L. Harvell
Elizabeth J. Harvey · Tracy D. Harvey · Amy L. Hase · Erin M. Hathaway · Cory P. Hausbach · Mary E. Hayden · Angela E. Hayes · Derek R. Hayes · Jeannette M. Hayes · Juli K. Hayes · Theresa A. Hazen-Campbell · Laura L. Hazlett · Amy L. Hechlinski
Jack Hecklinski · David Heeter · Kaitlynd E. Heiden-Moore · Matthew R. Heidet · Tammy A. Heidinger · Eric H. Heintzelman · Mary H. Hektor · Sabrina S. Helland · April R. Hemminger · Crystal M. Henderson · Kathleen R. Hennessy
Geoffrey R. Henry · Parker A. Hensley · Adam L. Henson · Beau C. Hepler · Mariangelica Hernandez Garcia · David P. Hernandez Lopez · Yaritza Hernandez Ortiz · Alison M. Hernandez · Ivonne Hernandez · Tracie L. Hernandez
Julianna D. Herring · Alison S. Herschede · Ellery S. Hertel · Jason A. Hertel · Rebecca A. Hertsel · Cristabel H. Hewitt · Kendra L. Hicks · Bella F. Hiemstra · Abigail K. Hiers · Eileen J. Higgins · Matthew J. Highbarger · Zoe D. Hightire
Adam M. Hilberg · Christopher G. Hilgenberg · Trinity J. Hinen · Theodore D. Hiner Jr. · Amy R. Hines · Nicole N. Hipp · Gavin W. Hitt · Tara D. Hitt · Caleb M. Hlade · Ashley Hochstettler · Colleen A. Hodge · Cassondra R. Hoff Wagner
Kathy L. Hoffa · Lee M. Hoffman · Cindy L. Holderbaum · Jill S. Holleman · Tanya M. Hollendersky · Phillip Hollett · Jonathan D. Hollister · Christine E. Holmes · John D. Holmes · Lisa J. Holt · Carmen E. Hoober · Megan E. Hood · Tawnn A. Hoover
Kaitlyn C. Hope · Holly R. Horan · Judith L. Horner · Sofia E. Horvath · Amy M. House · Anna N. Howard · Justin J. Hudnall · Tashia V. Hudson · Amanda M. Hull · Alisha M. Humbert · Diana E. Humfleet · Faye T. Hunsberger Margot
James H. Hunt Jr. · Quincy E. Hunter · Sophia B. Hunter · Joseph B. Hunting · Hannah G. Hurford · Anthony T. Hurley · Ashlyn M. Irk · Rima Ismail · Michael J. Ivancsics · Catherine J. Jachim · Hannah L. Jackowiak · Patricia A. Jackowiak
Destiny L. Jackson · Janaya T. Jackson · Elaine M. Jamrog · Catherine E. Janowiak · Amanda M. Jaynes · Anthony T. Jegier · Shelley L. Jennings · Laura J. Jeter · Nia N. Jimenez · Evionna R. Jimerson · Alison P. Johnson · Brent A. Johnson
Ian M. Johnson · Lacey L. Johnson · Latoya J. Johnson · John M. Johnston · Sarah J. Johnston · Gregory A. Jones · Macy J. Jones · Tracy L. Jones · Michala A. Joseph · Lyle V. Juillerat · Lorra A. Junk · Angelica L. Junkin · Tina M. Kaczorowski
Matthew Kaiser · Sherryl A. Kalk · Angel L. Karbalaeali · Thomas G. Kassakatis · Garrett T. Kautz · Marissa E. Kay · Autumn G. Kaylor · Noreen A. Kazi · Sean B. Kearns · Sabrina Keel · Jeanette L. Kehl · Dana M. Kelly · Brandon J. Kemp
Timothy R. Kemp · Marina D. Kennedy · Patrick C. Kennedy · William W. Kepperling II · Shannon R. Kesvormas · Kevin M. Kettle · Harrison O. Kim · Kimberly K. Kimpel · Larry A. King Jr. · Karen J. King · Karen M. King · Micah J. Kipfer
Jack R. Kirk II · Randy L. Kitzmiller · Bryena J. Kizer · Jennifer R. Klein · Kathy I. Kline · JoAnne M. Klowetter · Kirsten A. Klupp · Mark A. Knight · Carey A. Koch · Andrew J. Kochanowski · Brennon D. Koehler · Joshua P. Koellner · Jessica L. Koerner
Patricia A. Kondek · Justin R. Koselke · Brandon A. Kosten · Kevin S. Kosten · Nikole M. Kovalak · Robin L. Koziczynski · Abigail J. Kridler · Emily R. Kronewitter · Matthew J. Kubiak · Brittany D. Kubsch · Jenna A. Kujawski · Rajani Kunal
Stephanie L. Kuruzar · Brian J. Kwiatkowski · Jessica L. Kwiatkowski · Nicholas R. Kwiatkowski · Patricia L. Lahey · Raeanna L. Lane · Bradley K. Largent · Lisa M. Larkin · Jennifer R. Lash · Kimberly A. Latson · Judith C. Lauer
Christopher D. Lawrence · Destiney J. Laxton · Macie E. Leathers · Cheung Wan Lee · Christopher W. Lee · Mya E. Lefebvre · Jennifer R. Lehman · Judith L. Leininger · Marie A. Leinz · Traci L. Leitch · Tiffany A. Lemak · Connie K. Lemler
Alfred L. Lemmon II · Andrew S. Lewis · Anthony J. Lewis · Carol L. Lewis · Rosalie J. Lienhart · Dan H. Lifferth · Jennifer M. Lincoln · Wanda W. Lincoln · Jazmine A. Line · Ryan P. Lisenko · Melissa R. Lolmaugh · Andria S. Lomeli
Margaret L. Long · Rhonda L. Longley · Jazmine C. Lopez · Clara F. Lorentzen · Crystal L. Love · Judy K. Love · Sherry L. Lovitt · Matthew J. Lowe · Dustin L. Lowry · Brittny M. Lupresto · Tyler J. Lyons · Aurora Machado · Matthew J. Madden
Angel Magana-Tejeda · Julie A. Maggio · James E. Mahan · Gavin Maliro · Nichole M. Mammolenti · Kimberlee A. Mandarino · Mark A. Manering · Cynthia L. Mann · Emily E. Mann · Kelsey J. Manson · Jennifer R. Manthey · Alyssa J. Mariel
Cailey E. Markley · Victoria R. Marks · Benjamin J. Marlatt · Laura D. Marquardt · James W. Martindale · Edward C. Martinez · Gabriella L. Martinez · Elizabeth G. Masson · Gerald O. Mast · Robert J. Mater · Ingrid E. Mathias Leuthold
Margarita Matienzo · Jacob T. Mauch · Amy K. Mauro · Sabrina L. Maxfield · Maribel Maxson · Lawrence J. Mayers · Samuel M. Mbugua · Joseph S. Mc Clintock · Deborah K. Mc Cormick · Leigh A. Mc Crorey · Kimberly J. Mc Donald
Luping W. Mc Ginness · Katelyn V. Mc Griff · Sheila J. Mc Kinney · Renee A. McCaffery · Zara R. McCollough · Andrea L. McCoskey · Linda M. McCoy · Holly M. McCune · Emily J. McDaniel · Zachary G. McDowell · DeJuan V. McDuell
Cheyenne M. McElyea · Noah C. McGuire · Robin M. McKeel · Amy M. McLiver · Tammi L. Meister · Roger M. Mejia · Tricia A. Melchor · Elsy G. Mendoza Matute · Tayler S. Menke · Trystan P. Mercier · Elaine B. Merrick · Temple A. Merritt
Joseph S. Merusi · Abigail D. Meseberg · Harrison D. Metz · Mary L. Meyers · Richard J. Michalski · Kanetha K. Michelbrink · Drew A. Mikel · Amanda L. Miller · Cynthia L. Miller · David E. Miller · Gage M. Miller · Kailee E. Miller
Kimberly D. Miller · Kylie M. Miller · Scott A. Miller · James R. Millin III · Kathleen S. Mills · Robyn R. Minix · Tara D. Minix · Jose A. Miranda · Melissa N. Miranda · Fidel Mireles Jr. · Jeret S. Mitchell · Tyler A. Mitchell · Brent A. Mithoefer
Erin E. Moberg · Thomas E. Moffitt · Erica L. Molden · Matthew J. Moll · James A. Mollison · Jacquelyn M. Montgomery · Kiara C. Moore · Michele R. Moore · Tyler J. Moore · Daniel T. Morant · Andrea L. Morton · Gabrielle B. Morton
Megan E. Morton · Teresa A. Moss · Brittlyn R. Mow · Griselda Munoz · Christopher J. Murphy III · Colin R. Murphy · Hannah M. Murphy · Jennifer L. Murphy · Kevin C. Murphy · Michael H. Murphy · Sarah A. Murphy · Miranda L. Murray
Patsy M. Murray · Amanda M. Myers · Jessica R. Myers · April A. Nagy · Kendra Nalepa · Hunter M. Nard · Andrew Z. Nasstrom · Luis A. Navarro Portillo · John R. Near · Tamara S. Nees · Blair K. Neidlinger · Lawrence S. Neighbour Jr.
James M. Neldon · Pamela K. Nelson-Boehnlein · Charles J. Nelson · Melissa M. Nelson · Sara K. Nelson · Spencer J. Nelson · Scott A. Nessi Medina · Amanda G. Newman · Hannah B. Nichols · Holly K. Nichols · Emily H. Niezer
Michael L. Niezgodski · Janelle R. Nijak · Paige V. Niles · Nathanael I. Nixon · Perminus K. Njogu · Romulo Nobrega · Matthew L. Noll · Courtney Northrop · Kayli E. Northrop · Kenneth R. Nowacki · Suzanne T. Nowicki · Angela M. Nurnberg
Jacqueline J. O Blenis · Joseph R. O Dell · Patrick M. O Leary · Todd Obren · Anthony R. Obringer · Benjamin G. Ogden · Kelly J. Ogiego · Olubunmi O. Olanrewaju · Joyce K. Olds · Jason M. Olejnik · Sabrina R. Olivarez · Patrick R. Olson
Zane M. Omlor · Jovani A. Ordonez · Lindsey L. Ortiz Bautista · Valeria Ortiz · Heather A. Osborn · Micah A. Osborn · Missy B. Ostertag · Laci A. Ottman · Alyssa D. Overmyer · Melinda M. Overmyer · Matthew C. Owen · Jonathon C. Painter
Tami L. Para · Alicia M. Parisey · Stanley J. Park · Molly K. Parker · Kimberly S. Parnin · Mehul D. Patel · James A. Patrick · Robert E. Patrick · Nonceba E. Patsika · Cassandra N. Patterson · Tara M. Patterson · Donesha S. Paul · Stephanie J. Paul
Anne M. Pauwels · Bethany D. Payne · Christine E. Payne · Leslie L. Pazdur · Eric C. Peat · Rosalyn R. Pecsek · Ethan W. Peffley · Jacqueline A. Pennington · Lacey G. Perkins · Eric M. Person · Coley A. Pesce · Lori A. Petersen · Faine Phambala
Chanh Phasouk Lewis · Bryan D. Phillippi · Michael J. Phillips · Robert C. Piechocki · Jarad J. Pierce · Meagan E. Pierce · Thomas D. Pietrzak · Christin L. Pinckert · Rene S. Pipp · Kyler A. Pippenger · Charles O. Pippin · Austin L. Pitaluga
Addison E. Pixley · Robert A. Plant · Amairany Plata · Johann H. Poehlmann · April L. Police · Cody L. Ponder · James P. Pontjeris · Krista L. Porman · Matthew S. Porter · Jason A. Posas · Imani F. Poua · Darlene N. Povlock · Dylan R. Powell
Allyson E. Powers · Virajit Pratap Rana · Nicholas J. Press · Frances M. Price · Zoey M. Price · Lee M. Pritchett · Raquel A. Pritchett · Haley A. Pugh · Michael P. Quigley · Julie K. Quinn · Erica A. Quirk · Chael A. Raica · Crispin J. Raisler
Joshua T. Rambo · Gael L. Ramirez Monarca · Erika Ramirez · Jennifer S. Ramirez · Karina Ramirez · Rashmi P. Ramraj · Michael D. Randall · Hitesha K. Rasania · Ann M. Rathburn-Lacopo · Ashton M. Reddy · Donna M. Reed-Hamilton
Tayler B. Reed · Ashley A. Reeder · Loreen A. Reidy · Thomas R. Reilly · Kristin K. Reitz · Karrie Remmo · Grayson T. Renbarger · Gregory V. Renna · Amanda R. Repetsky · Iveth Reyes · Joel M. Reyes · Michelle R. Reyes · Kevin P. Reynolds
Courtney E. Rhoades · Melonie R. Rhodes · Robert C. Rhynearson · Jason M. Rice · Jennifer L. Rice · Dawn A. Richards · Jaylene M. Ridder · Katherine E. Riffett · Amber N. Riggs · Katherine A. Riker · Daniel F. Riley · Marshall W. Risk
Gina M. Ritter · Becky S. Rizor · Evelyn M. Roderich · Alexandra M. Rodgers · Enmanuel Rodriguez · Mandy L. Rodriguez · Omar N. Rodriguez · Alicia R. Roennow · Morgan A. Rogers · Richard W. Rogers · Barbara L. Rohr · Kristi L. Rohr
William P. Rohwer · Wayne R. Roller · Robert E. Romano · Christin R. Romine · Abagail E. Romines · Anna L. Roose · Marisol Rosales · Hannah E. Roth · Tabitha M. Rowe · Stefanie I. Rowland · Della R. Rozenblit · Richard Rozenboom
Emily L. Ruffles · Janet L. Rumpf · Francis Russell · Jodie M. Russell · LynnAnn Russo · Victor N. Russo · Marisa A. Rutherford · Sarah M. Ryan · Tricia D. Ryan · Lori A. Ryman · Lisa L. Rzepnicki · Delia M. Salazar Nicholls
Samantha M. Sales-Salmeron · Trisha L. Salinas · Cora R. Sallee · Janet L. Sammut · Samuel E. Sanchez · Cari L. Sanders · Jeffrey R. Sanders · Stephen T. Sanderson · Sue L. Sands · Jessica A. Santillan Gonzalez · Patricia M. Sarkisian · Mark E. Saylor
Andrea A. Schaefer · Daniel R. Schaub II · Angela M. Scherschel · Matthew C. Schiele · Adam L. Schlegelmilch · Adam C. Schmeltz · Sarah K. Schmidt · Crystal E. Schnick · Sarah E. Schrader · Beth A. Schultz · Kelly A. Schulz · Teresa K. Schwelnus
Denise L. Scott · Kristy S. Sears-Curtis · Terry L. Seely · Aizlynn J. Senders · Mamoona Shakil · Sarah E. Shaw · Caitlin T. Sheler · Scott L. Shelly · Morgan L. Shembarger · Shayla K. Shembarger · Robin A. Shepherdson · Diana M. Sherwood
Andrea G. Short · Aydin E. Shreves · Laura Shumate · Bobbi S. Shupert · Thomas J. Siddons · Stephanie L. Siglawski · Jeffery J. Simon · Amritjit Singh · Donna J. Sizemore · Cynthia J. Slabaugh · Suzanne R. Slavinskas · Derek S. Sleman
Charles C. Slomski · Kelci R. Slos · Neil A. Smerlinski · Chelsea R. Smith · Christian D. Smith · Debra L. Smith · Destiny B. Smith · Nina C. Smith · Graham R. Snyder · Hannah N. Sobecki · Kathleen D. Solomon · Alvaro Soto Garcia · Bruno Souza
Rachel R. Spanley · Dominique M. Spears · Emily L. Sperry · Rebecca L. Spicer · Thomas P. Sprague II · Justin W. Spyker · Luke P. Squires · Derek J. Stanford · Pamela L. Staples · Peyton M. Staples · Michelle J. Stark · Emma E. Steadman
Pamela Stearns · Elizabeth Stemm · Amber M. Stephenson · Matthew R. Stewart · Scott W. Stewart · Sheri L. Stitzel · Kyle E. Stork · Kennedy L. Stormer · James A. Story · Adam J. Straessle · William C. Strafford · Megan M. Strainis · Scott A. Stromquist
Gregory J. Stroupe · Elizabeth A. Styles · Brooke A. Suitors · Dawn M. Sumption · Ian A. Sutton · Zachery Swearingen · Krystal M. Sweet · Justin R. Swenson · Martha J. Syson · Anthony G. Szabo · Nataliya Szalay · Jerry D. Szmanda
Michael Szymanski · Kim M. Tagliaferri · Yi Hui Tan · Katie L. Taylor · Thomas A. Tearney · Sarah R. Teso · Emma K. Tharp · Evan P. Tharp · Julie L. Thode · Amy L. Thomas · Elizabeth M. Thomas · Meredith R. Thomas · Kurt B. Thompson
Matthew J. Thompson · Scott E. Thompson · Abigail R. Thornburg · Jennifer N. Thorson · Preston T. Throw · Douglas M. Thurber · Katlin R. Tibbs · Jessa F. Tilford · Peter A. Timler · Danny Tippetts · Melissa S. Tobias · Connie L. Tompkins
Sharon L. Tompkins · Scott M. Tonkovich · Amy Torres Obando · Veronica P. Torres · Elizabeth M. Tosh · Melissa R. Town · Billie J. Treber · Alexice S. Trejo · Cindy B. Trenerry · Amanda M. Troike · Tasharra Troope · Robert A. Troup · Timothy J. Troyer
Danielle C. Trumbull · Enoch Tsibu-Beckson · Kandis M. Tubb · Daphna Q. Tubbs · Dawn M. Tungate · Steven A. Turcotte · Alison D. Tusing · Clifford D. Tuttle · Patricia J. Tyl · Brittaney D. Unger · Rachel E. Urednick · Travis E. Uselton
Jose M. Valera Matos · Erin E. Van Dieren · Brian E. Van Duyn · Kellen J. Van Hulle · Jennifer R. Van Leeuwen · Tyler S. Van Zant · Katlynn S. Vanator · Nicklas J. VanBrocklin · Olivia J. VanBuskirk · Opal K. Vandemark · Lucas A. VanMatre · Maria A. Vanna
William F. Vanslager Jr. · Andrew L. Vardell · Jodi L. Vardell · Maria I. Varela · Joseph E. Vasquez · Gloria Vaughan McKown · Tanya E. Vermande · Trisha L. Vervynckt · Matthew D. Vessely · David J. Veurink · Samson E. Vickrey · Yesenia A. Viramontes
Jessica R. Voss · Andrew Wade · Kali D. Walbring · Craig R. Wales · Kristina J. Walker · Julia E. Walsh · Adam J. Walz · Katie R. Wasilewski · Charles D. Waterbury II · Janet M. Watson-Hillmann · Amber M. Watson · April L. Watson · Erik G. Watson
Brian L. Wawsczyk · Amia D. Weatherspoon · Timothy J. Weaver · Kimberley A. Webb · Zakkiriah P. Webb · Danielle D. Wedel · Caleb M. Wedeven · Gloria R. Weesner · Andrea R. Weinkauff · Cecile A. Weir · Emily J. Weller · Cari R. Wells
Kimberly A. Wenrick · David A. Wertz · Cheyenne D. West · Jeanette Westafer · Joshua A. Wheeler · Alan C. Whipps · Amy L. White · Tataneshia M. White · William J. White · Elizabeth C. Whitehead · Lauren E. Whitesell · Stella G. Whitman
Gregory W. Wickersham · David L. Wieger · Brett W. Wier · Michaela L. Wilder · Shannon M. Wilder · Madison J. Wilkey · Savannah F. Willard · Travis J. Willard · Adia S. Williams · Crystal T. Williams · Danisha J. Williams · Haleigh R. Williams
Jeffrey A. Williams · Lue C. Williams · Michelle A. Williams · Natasha L. Williams · Kari L. Wilson · Tamara L. Wilson · Danielle J. Winborn · Emily K. Winchell · Stacey J. Wing · Tracy L. Wise · Phillip A. Wiseman · Lee M. Wisler · Phillip A. Witt · Andrea S. Wittendorf
Kelly L. Woloszyn · Shelli A. Workman · Stephanie G. Worm · Peter P. Worwag · Jonathon B. Wright · Maya M. Wright · Teresa D. Wright · Dinghong Wu · Kelly J. Wunder · Jonathon B. Wyatt · Erin R. Yablonsky · Jeffery D. Yaddow · Kristine M. Yantis Sedlock
Aubriana R. Yarber · Latoya S. Yarber · Callista D. Yarborough · Jared N. Yoder · Amy L. Young · Nicole L. Young · Rachel E. Young · Matthew J. Zakrowski · Luis Zapata · Marcus I. Zarembka · Kody S. Zbieranski · Ronald W. Zeltwanger · Rebecca A. Zornow-Bischoff



Forbes

2025 Best-in-State Banks
2025 World's Best Banks
2025 America's Best Banks

2025 Best Employers for New Grads
2025 America's Best Midsize Employers
2024 America's Best Employers by State



SBA

Small Business Administration

2013 - 2025 Indiana SBA Community
Lender Gold Level Award



monitor

Ranked #33 | 2024 - 2025
Best Companies in
Equipment Finance

KBW

Bank Honor Roll
2019 - 2025

★★★★★

BauerFinancial

5 Star "Superior" Rating

Highest rating possible. Based on
capital ratio, profitability/loss trend,
credit quality, and CRA ratings

**U.S.News &
World Report**

2024 - 2025 Best Companies
to Work For in the Midwest

CONTENTS



Strong. Stable. Local. Personal. We are a top-rated community bank recognized for outstanding performance and exceptional service to clients.

Staying true to our values has helped us succeed. Integrity; teamwork; superior quality; outstanding client service; and community leadership are at the heart of everything we do. We adhere to solid, basic lending principles, allowing us to maintain a strong financial standing.



CORPORATE DESCRIPTION

1st Source Corporation is the largest locally controlled financial institution headquartered in the northern Indiana-southwestern Michigan area serving the region since 1863. While delivering a comprehensive range of consumer, commercial and digital banking services, 1st Source has distinguished itself with highly personalized services and distinctive convenience. 1st Source also provides specialized financing for solar installations throughout the U.S. and nationally for automobiles and light trucks for leasing and rental agencies, medium and heavy duty trucks and construction equipment, as well as nationally and internationally for new and pre-owned private and cargo aircraft.

The Corporation has 78 banking centers in 19 counties in Indiana, Michigan and one county in Florida, 13 1st Source Insurance offices, nine Wealth Advisory Services locations, 15 locations nationwide for the 1st Source Specialty Finance Group, and three loan production offices. 1st Source is proud of its tradition of providing superior service to clients while playing a leadership role in the continued development of the communities it serves.

2025 in Brief:

2025 net income was $158.28 million compared to $132.62 million earned in 2024. Diluted net income per common share for 2025 was $6.41, up from $5.36 the previous year. Return on average total assets was 1.76% compared to 1.52% a year ago. Return on average common shareholders' equity was 13.16% for 2025, compared to 12.54% for 2024. The average common shareholders' equity-to-average assets ratio for 2025 was 13.39% compared to 12.10% last year.

At year-end, total assets were $9.06 billion, up 1.38% from a year earlier. Loans and leases were $7.05 billion, up 2.80%, deposits were $7.23 billion, down 0.06% from 2024 and common shareholders' equity was $1.27 billion, an increase of 14.75% from a year earlier.

The allowance for loan and lease losses at year-end was 2.30% of total loans and leases, compared to 2.27% the prior year. The ratio of nonperforming assets to loans and leases was 1.10% for 2025, compared to 0.46% for 2024.

Net Income Summary

(000s)	2025	2024	$ Change	% Change
Net interest income	$348,175	$300,817	$47,358	15.7 %
Provision for credit losses	12,562	12,466	96	0.8 %
Net interest income after provision	335,613	288,351	47,262	16.4 %
Noninterest income*	83,188	82,234	954	1.2 %
Noninterest expense*	214,424	199,528	14,896	7.5 %
Income before income taxes	204,377	171,057	33,320	19.5 %
Income tax expense	46,118	38,439	7,679	20.0 %
Net income	158,259	132,618	25,641	19.3 %
Net loss attributable to noncontrolling interests	18	5	13	(260.0)%
Net income available to common shareholders	$158,277	$ 132,623	$25,654	19.3 %

* Excludes leased equipment depreciation

Earnings




Net Income and Cash Dividends



Average Deposits



Average Loans and Leases



Loan and Lease Quality (% of Loans and Leases)



FINANCIAL HIGHLIGHTS

Earnings and Dividends

(Dollars in thousands, except per share amounts)	**2025**	2024	2023	2022	2021
Net interest income	**$ 348,175**	$ 300,817	$ 278,647	$ 263,469	$ 236,638
Provision (recovery of provision) for credit losses	**12,562**	12,466	5,866	13,245	(4,303)
Noninterest income	**85,603**	86,307	90,623	91,262	100,092
Noninterest expense	**216,839**	203,601	201,724	184,699	186,148
Net income available to common shareholders	**158,277**	132,623	124,927	120,509	118,534
Common cash dividends	**38,430**	35,396	33,074	32,102	31,340
Per common share					
Diluted net income	**$ 6.41**	$ 5.36	$ 5.03	$ 4.84	$ 4.70
Cash dividends	**1.52**	1.40	1.30	1.26	1.21
Book value	**52.32**	45.31	40.50	35.04	37.04
Return on average common shareholders' equity	**13.16 %**	12.54 %	13.48 %	13.81 %	13.07 %
Return on average assets	**1.76 %**	1.52 %	1.48 %	1.49 %	1.53 %

Statement of Condition

Average Balances: (Dollars in thousands)

Assets	**$ 8,981,337**	$ 8,739,539	$ 8,414,797	$ 8,073,111	$ 7,731,147
Earning assets	**8,563,593**	8,284,489	7,956,604	7,661,168	7,338,639
Investments	**1,496,807**	1,570,364	1,676,650	1,845,351	1,443,380
Loans and leases	**6,934,619**	6,598,329	6,203,857	5,566,701	5,437,817
Allowance for loan and lease losses	**161,191**	151,050	144,183	133,028	139,141
Deposits	**7,382,291**	7,118,957	6,957,244	6,711,376	6,342,527
Interest bearing liabilities	**5,967,003**	5,838,539	5,522,793	5,002,168	4,784,697
Shareholders' equity	**1,202,863**	1,057,331	926,935	872,721	906,951

Average Common Shareholders' Equity



Avg. Common Equity ($MM)
Avg. Common Equity/Assets (%)
1400
1050
700
350
0
15.0
14.0
13.0
12.0
11.0
10.0
907
873
927
1057
1203
11.73
10.81
11.02
12.10
13.39
2021
2022
2023
2024
2025

Return on Average Assets (as a percent)



1.80
1.35
0.90
0.45
0.00
1.53
1.49
1.48
1.52
1.76
2021
2022
2023
2024
2025

Return on Average Common Shareholders' Equity (as a percent)



14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
13.07
13.81
13.48
12.54
13.16
2021
2022
2023
2024
2025

Diluted Net Income Per Common Share



$6.50
$5.50
$4.50
$3.50
$2.50
$1.50
4.70
4.84
5.03
5.36
6.41
2021
2022
2023
2024
2025

LETTER FROM THE EXECUTIVE CHAIRMAN OF THE BOARD

FELLOW SHAREHOLDERS

This is the 47th Annual Shareholders' letter I have written to you. I am pleased to tell you that once again 1st Source had a very good year financially. It was also a year of a very important transition. My primary responsibility over the years has been to do the very best job for you, building and improving our financial performance over the long term and to ensure good, strong succession leadership. I believe I have achieved both! Our financial returns once again rank among the best in our business. With Andrea Short becoming CEO of the holding company and the bank, Kevin Murphy, President of the bank, and Brett Bauer as Executive Vice President and Chief Financial Officer of both, all on October 1, our future is in good hands with people who believe in our mission, live our values and have delivered on our commitments to our clients, our communities and our colleagues. I have been promoted to "Executive Chairman" with a focus on long term planning, senior leadership mentoring, and reinforcing the company culture, built on our articulated History, Values, Vision, and Mission. As you well know, we are in business for one purpose: to help our clients achieve security, build wealth, and realize their dreams™. I am excited about this change in responsibilities and look forward to serving in this new role.

I am writing this year's letter as a retrospective look at the time I have been here, first on the Board in early 1972 and then as an employee: SVP in 1976 and President in 1977. The magnetic pull of serving a community directly and working in close personal partnership with wonderful colleagues, as well as serving my wife's family and you, convinced me to leave Citibank and join 1st Source for the long term in 1977. This letter is about our history and the building of our values! Reporting of the results for 2025 will be left up to Andrea Short to whom I have handed the proverbial CEO gavel. She will write that piece with input from our leadership colleagues.



Andrea Short being presented with the Chief Executive Officer gavel.

WHY WE INVESTED IN AND THEN STAYED IN BANKING

From the day our family first invested in the bank after the crash of 1929 to ensure that there would be a bank in Northern Indiana and Southwestern Michigan committed to and able to serve local businesses, the attraction of banking has been twofold. It is, first, a chance to serve: to help people build businesses, care for their families, and strengthen their communities over a lifetime. And second, it offers, when done well, a steady compounding of enterprise value that rewards both us and you, the shareholders who entrust us with their capital and stay invested over the long term. As a "son-in-law who married into the family" and became President at age 31 in 1977, that dual promise, meaningful service, and disciplined value creation, pulled me in and has kept me here.

Over the years I've asked myself, and others wiser than me, whether banking still had a future in the face of technological disruption: first mainframes, then ATMs, cards, online banking, and now fintechs, mobile apps, instant payments, stablecoins, and artificial intelligence. A 1991 conversation with an accomplished technology CEO shaped my understanding of a probable answer. When I asked him if technology would make banks irrelevant, he replied by asking how long banking had been around. He reminded me that it stretched back to at least the Mesopotamian temples holding deposits of grain! He said, "Banking will always be around, just not necessarily the way you do it. That's why you hire young people to keep your business relevant." The more things have changed, the more this is true.

WHAT HASN'T CHANGED? THE CORE PURPOSE

As I wrote recently in Hoosier Banker, the Indiana Bankers Association's Magazine, the basic function of banking hasn't changed in four thousand years. It is still the movement of value in some recognizable form, paired with the ability to store that value, rent it out prudently, and trade it for a higher, sustainable value. Those Mesopotamian priests holding grain receipts and today's systems moving dollars, euros, or digital tokens are doing the same thing in different clothes. The payment rails, Fed Now, Zelle, ACH, stablecoins, blockchains, and quantum computers come and go; the core purpose does not.

That realization leads to a simple strategic conclusion: lasting competitive advantage cannot rest on technology alone. No technology stays proprietary for long. The tools we use today will be table stakes tomorrow. The one thing that cannot be quickly replicated or scaled by code is the human element: that genuine, caring relationship between one human being and another, the engagement of one mind, one heart, and one soul with another. That is where 1st Source has chosen to compete.

A LIFETIME IN ONE ENTERPRISE

Since the late 1970s, it has been my privilege to serve you consecutively as President, CEO, and Chairman, and as of October 1, 2025, as Executive Chairman, having passed the CEO gavel to my wonderful banking partner Andrea Short. I have had the distinct privilege of serving alongside colleagues who chose to spend most of their careers here. The longevity of our executive and mid-level leadership teams, and of our Board, is nothing short of remarkable, especially in a world where turnover has become the norm. I have been blessed by their partnership and their unwavering belief in our values.

Those values have been very simple and very demanding: everyone at 1st Source must love being in service to others and have personal integrity supporting our commitment to corporate integrity. Every day, we either serve clients directly, or we serve those who do. Over time that ethos has attracted and retained people who find deep satisfaction in helping clients secure their futures, grow their businesses, and care for their families. And the currency of our relationship is trust, built on integrity, the value on which all else is built!

SERVICE, CULTURE, AND CONTINUITY

From the earliest shareholder letters after regaining independence in 1971 from The Associates Finance Company and Gulf and Western, our message has been consistent: 1st Source exists to provide personal, caring, high-quality service, delivered locally by people who know their clients and communities. That spirit has not changed even as the Company has grown. Today's banking centers and digital networks, payment and treasury services, and wealth advisory capabilities are more sophisticated, but the intent remains to listen carefully, discern needs, speak plainly, and do the right thing for the long term for our clients in every interaction. We strive to be the trusted advisor who gives straight talk and sound advice keeping our clients' best interests in mind for the long term.

The Board has supported this culture across generations, providing continuity, challenge, and encouragement while insisting that we remain strong, stable, and local in our commitments. Many of our directors and senior officers have served together for decades and that stability has helped us navigate difficult periods without losing sight of who we are and whom we serve.

GROWTH WITH DISCIPLINE LEADING TO LONG-TERM FINANCIAL PERFORMANCE

Looking back to the early 1970s, when 1st Source regained its independence and we were still a modest community bank, it would have been hard to imagine the scale and strength of today's organization. Measured over more than half a century, the results of this approach are visible in the numbers as well as in the relationships we've developed.

From 1971 to 2025, total assets increased from under $200 million to $9.1 billion, deposits from under $180 million to over $7.2 billion, and total loans from just over $100 million to more than $6.8 billion. At the same time, common equity grew from under $8 million to about $1.3 billion and book value per share increased manyfold, from $0.55 in those early years to $52.32, all on a fully split-adjusted basis at the close of 2025. This growth occurred even as the Company returned substantial and growing cash dividends to you every year. Dividends per share have risen from just one cent in 1971 to more than $1.50 on an annualized basis in 2025. Dividends paid each year now represent a significant multiple of an original shareholder's cost per share and they have grown every year for the past 38 years, placing us in the top 2% of public companies.

During this time, we grew from less than a few banking centers in one county to 78 in three states and continued to be a leading philanthropist to the communities we serve while also building 1st Source Bank Foundation. It is a separate, but sister entity which had $0 assets when we took responsibility for it in 1972 and has grown to over $50 million today. We have built it so we can continue to serve our communities when times are especially tough for our industry and the businesses we serve.



1st Source Bank Foundation offers opportunities to give back to the communities.

STRONG CAPITAL, STRONG RESERVES

None of this growth would have been acceptable if it had come at the expense of safety and soundness. Across cycles, 1st Source, starting with less than 4% in equity and very small reserves, has since built and maintained strong capital ratios. These are comfortably above regulatory well-capitalized thresholds and peer averages. We have steadily and carefully built our common equity and the allowance for credit losses to levels that reflect the inherent risks of our portfolios, taking into account individual, concentration, and clumping risks.

Our allowance and capital philosophies have always emphasized readiness for the unexpected, rather than optimization for the last basis point of return on equity. That meant accepting somewhat lower short-term reported earnings in some years to maintain strong reserves, robust liquidity, and a funding base anchored in core client deposits, not in volatile wholesale markets.

THOUGHTFUL EXPANSION INTO SPECIALTY BUSINESSES

At the same time, we have not been timid about pursuing growth where we believed we could serve clients well and manage risk intelligently. Since 1931, we have been building on our experience in equipment financing since serving as an affiliate and then a subsidiary of The Associates Finance Company. Beginning in the mid-1970s and continuing through recent years, 1st Source expanded from its community-bank roots by adding a series of specialty equipment finance businesses. First with heavy-duty truck and fleet finance (1977), auto and light truck finance (1981), aircraft finance (1986), construction equipment finance (1991), and most recently, solar and renewable energy lending and equity investment (2016).

Each of these additions followed careful study of the industry, equipment, and clients along with deliberate attention to structure, collateral, diversification, and concentration limits. The result was a Specialty Finance Group that now serves clients across the country and internationally, while still operating with the conservative underwriting standards and relationship focus that characterize our community banking franchise. We have performed well here but we have made mistakes and learned from them. Prior to 9/11, we financed a whole set of aviation related businesses that relied on their aircraft to produce income. Now, for the most part, we finance only those who can pay us from their core businesses whether their aircraft is flying or not. We entered and exited financing waste management equipment, otherwise known as garbage trucks, just as we did with step vans, funeral cars, and most recently buses due to their higher intrinsic losses and negative Economic Value Added (a quantitative discipline we use to understand and manage the real returns of our various businesses over time).

RESILIENCE THROUGH EXOGENOUS SHOCKS

The real test of a model comes in difficult times. Over these decades, we have lived through high inflation, 9/11, high interest rates and low rates approaching 0%, the savings-and-loan crisis, the collapse of the dot-com bubble, the financial crisis of 2008–2009, the COVID-19 pandemic, and more recent bouts of rate volatility and market instability. In each of those periods our net charge-offs and loan-loss provisions have risen, sometimes sharply. But those spikes have been tied to broad, external events, not to a sudden abandonment of our underwriting standards. Over these decades, credit performance has been consistent and, by any measure, strong. Net charge-offs as a percentage of average loans and leases have generally been low, averaging 0.30% since 1977. The few years in which our net charge offs and loan-loss provisions rose meaningfully corresponded to these major exogenous events.

Even in those difficult times, we never sold underperforming or problem credits as we believe it is better to work with our clients to recover as much as possible and to help them restore their businesses. We remained focused on serving clients, working out troubled credits honestly and carefully with them, and restoring balance sheet strength as quickly as possible. In all years, the Company remained profitable, continued regular dividends, and its pattern of steady growth in book value per share and dividends paid once the immediate crisis had passed, validating our long-standing preference for conservative balance-sheet management paired with disciplined growth.

SERVANT LEADERSHIP AS STRATEGY

The cultural foundation underneath all of this is servant leadership. In practical terms, it means we expect our leaders to put the well-being of our colleagues and clients ahead of their own convenience, needs, or short-term performance metrics. It means viewing ourselves not just as "bank employees" but as stewards of our clients' financial well-being and life aspirations. Every loan decision, every overdraft conversation, every financial-planning meeting is an opportunity to demonstrate genuine care and understanding of someone's hopes, fears, and constraints. This approach also shapes how we think about technology. We invest in new tools where they truly enhance service, where they help our bankers understand clients more deeply, respond more quickly, or protect them more securely. We are determined not to let technology replace the human interaction that is our strategic advantage. FedNow, the Federal Reserve's new real time payment system, and AI should make it easier for our clients to accomplish their goals and easier for our colleagues to serve. Technology, however, should not become a wall between our people and our clients.

In short, we do not aspire to be "the most digital" bank. We aspire to be known in every market we serve as the bank with the most deeply personal, caring banking relationships: yes, powered or enhanced by good technology, but defined by people who genuinely care.



Regional, Business, and Wealth Advisory Services teams come together for a Habitat build project in Sarasota

EXTERNAL VALIDATION OF A LONG-TERM APPROACH

While outside recognition has never been our primary aim, it is encouraging when independent observers see the same strengths we do. 1st Source has been included over many years in the KBW Bank Honor Roll, which recognizes banks that have delivered a long record of consistently profitable performance and credit quality for the prior ten years. On multiple occasions we have been included in S&P Global Market Intelligence's Top 50 U.S. Banks just as we have been similarly recognized as a Piper Sandler Small Bank All-Star. Lastly, BauerFinancial, Inc. has rated us with 5 Stars, their highest for financial performance and strength for all the time they have been rating us.

These accolades tell us that our approach, conservative balance-sheet management, disciplined growth, rigorous cost control, strong credit culture, and servant-oriented leadership, is not only consistent with our values, but also competitive by objective financial measures over long periods. They are affirmation that a community-rooted bank, focused on relationships and prudence, can still rank among the industry's best performers.

GRATITUDE AND THE PATH AHEAD

Looking back from the end of 2025, what stands out most to me is not a particular ratio or milestone, but the people and the shared journey — the people I have served with, and learned from, and who helped shape 1st Source. That starts with our Chairmen, respectively my father-in-law, Mike Carmichael who invited me to the Board when he led the family returning the bank to local ownership in 1971, my mother-in-law, Ernestine Raclin, who persuaded me to come and help her in 1976 after my father-in-law's untimely death. And it includes, among others, Duke Jones and Jim Seitz, our former Presidents, as well as Dave Bowers and Larry Lentych, our former CFO's.

There are so many others that could be named as this is a business of interdependence where each of us relies on one another to do their job well. That is why the inside covers of our Annual Reports list all of our colleagues. I have been blessed with hundreds of leaders throughout 1st Source over the years who have done just that and made my job easier and certainly more rewarding. I am deeply grateful to them, to you, our shareholders, for your confidence and patience; to our clients, who invite us into some of the most important decisions of their lives; and especially to my colleagues and our directors, whose loyalty, courage, and belief in our mission have been steadfast for so many years.

Banking's form will keep changing. The rails will get faster, the devices more capable, the data more complex. But the human heart, the desire to be known, to be treated fairly, to be helped by someone who genuinely cares, will not. Our path is to keep recruiting and developing people who love being in service to others; to ensure they master their areas

of responsibility, to keep working as one close-knit team; and to keep managing shareholder capital, your capital, with prudence and courage. If we do that, then 1st Source can continue to build enduring value for our clients, our communities, and for you, our fellow owners, just as it has over these last five remarkable decades.



Newly promoted Kevin Murphy (President), Andrea Short (CEO), and Chris Murphy (Executive Chairman).

Our commitment going forward is the same as it has always been: to work as a close-knit team, delivering on our mission every day, in every transaction, for every client. The Bank's Senior Executive Leadership Team of Andrea Short, CEO, Kevin Murphy, President and Brett Bauer, CFO believe in this and are committed to it as are their colleagues. They and the balance of the Executive Leadership Team, along with their staffs, are committed to supporting our Regional Presidents and our SFG Division Heads. These are the real leaders in 1st Source who keep us grounded as a community bank or serving vertical specialty finance markets and directly lead our efforts serving our clients in their respective markets. If we all continue to love serving others, care for one another as colleagues, manage risk prudently, price fairly, pay well, and pursue new opportunities with thought and courage, then the story of 1st Source in the decades ahead can be just as rewarding and just as successful—for our clients, our communities, and you, our fellow owners. It is a story we have been privileged to live since 1972, and in some ways back to 1931, and plan to continue for generations to come.

Sincerely yours,

Christopher J. Murphy, III
Executive Chairman
1st Source Corporation

2025 ANNUAL SHAREHOLDERS' LETTER

This is my first annual letter to shareholders as President and CEO of 1st Source Corporation. I am proud to report that 1st Source achieved record results by continuing to put clients first, investing in our communities, and living our mission of Helping Our Clients Achieve Security, Build Wealth, And Realize Their Dreams™. Our commitment to our values, including outstanding client service, remained evident. Our client satisfaction scores stayed exceptionally high, indicating that even as we grew profitably, we never lost focus on delivering personal, high-quality service. We also continued to innovate and invest for the long term. We are embracing new technologies thoughtfully, while preserving the personalized, straight-talk approach that has defined 1st Source for over 160 years.

2025 was a year of uncertainty in financial markets and a shifting political environment. Throughout the year, the economic backdrop remained uncertain – interest rates fluctuated at elevated levels, inflation pressures persisted, and political transitions contributed to an ambiguous outlook. In the face of these headwinds, 1st Source prevailed with resilient operating fundamentals and prudent risk management, turning uncertainty into an opportunity to demonstrate our stability and consistency.

FINANCIAL PERFORMANCE

For 2025, net income was $158.28 million (a new record, exceeding last year's $132.62 million) and diluted net income per common share was $6.41. This resulted in a Return on Average Assets of 1.76% and a Return on Average Common Shareholders' Equity of 13.16%, keeping us among the top performers in our industry. We also increased our dividend in 2025, extending our history of annual dividend growth for shareholders to 38 years. These results were achieved by disciplined loan and deposit pricing, stable non-interest income and controlled non-interest expense while continuing to invest for the future.

We were able to grow average loans and leases by $336.29 million or 5.10% and average deposits, net of brokered deposits, increased by $338.84 million or 5.18% from 2024. Higher rates on investment securities, relatively stable rates on loans and leases and lower deposit and short-term borrowing rates resulted in tax-equivalent net interest margin expansion during 2025 to 4.07% from 3.64% in 2024.

Our credit performance was strong with net charge-offs to average loans and leases of 0.06% in 2025. The ratio of nonperforming assets to loans and leases was 1.10% as of December 31, 2025, which is up from the prior year end. This increase was primarily in our auto rental portfolio, and we are actively engaged and pursuing resolution strategies with these clients.

During the year we maintained strong liquidity and upheld our historically conservative capital structure. This gives us the ability to work with our loan and lease clients during times of stress, either within their industries or specific to their businesses. We work to find solutions over the long term to bring our clients back to profitable operations where their prospects are better and our interests are protected. By staying true to our conservative financial philosophy, we were able to deliver outstanding results for our shareholders despite the industry's volatility.

BEYOND THE NUMBERS

Financial results are only part of the story. We continued to innovate and invest for the long term. We built on prior digital banking enhancements and improved our digital offerings to small business clients, making their digital experience more convenient. We streamlined certain logins so clients are able to navigate to various systems within the online/mobile product. We continue to work to offer our clients faster and more convenient payment solutions. We also advanced our responsible AI strategy by deploying targeted use cases. We are continuing to expand our footprint with our first full-service banking center in Carmel, Indiana. We have been in the Indianapolis region with a loan production office but are excited to have our first full-service location.


Happy Mother's Day!
TOGETHER ON ALL COUNTS
1st Source Bank

The ribbon-cutting ceremony at the new banking center in Carmel, Indiana.

ACCOMPLISHMENTS AND RECOGNITION

The past year's achievements have not gone unnoticed. In 2025, Forbes again named 1st Source one of America's Best Banks, placing us at #26 out of the top 100 U.S. banks. This is a testament to our consistent strength in growth, credit quality, and profitability. We were also honored to be included on Forbes' list of America's Best Midsize Employers for the fourth time, reflecting our ongoing commitment to a supportive, positive workplace for our colleagues. Additionally, Keefe, Bruyette & Woods (KBW) once again named 1st Source to its Bank Honor Roll – our seventh consecutive year earning that distinction. This elite list comprises banks with 10 straight years of record earnings per share, affirming that our focus on long-term, quality growth is truly exceptional in the industry. We were included

in S&P Global Market Intelligence's Top 50 Community Banks ranking for another year and were recognized as a "Small Bank All-Star" by Piper Sandler for our performance. These accolades matter not because of bragging rights, but because they validate our strategy. We take pride in these honors as external confirmation that we are doing things the right way for our clients, colleagues, and shareholders.

Equally important, we deepened our commitment to the communities we serve and earned recognition for those efforts as well. In 2025, 1st Source Bank received the Indiana Bankers Association's "Commitment to Community" Award – a statewide honor that underscores the meaningful impact of our community outreach. This award reflects countless hours our colleagues devoted to volunteering, financial education, and civic leadership across our markets. Whether through supporting small businesses, partnering on local economic development initiatives, or our colleagues serving nonprofits and community organizations, 1st Source's presence in our region continues to be a positive force. We live our values of generosity and leadership in the community.



*Volunteering within the communities we serve
is at the very core of 1st Source Bank.*

LEADERSHIP TRANSITIONS

Perhaps the most significant milestone for 1st Source in 2025 was our leadership succession plan coming to fruition. Chris details these transitions in his letter, so I won't repeat them here. However, I want to thank Chris for his unparalleled stewardship of this company and for his mentorship. I also thank our Board for their confidence, and our entire leadership team for stepping up to new challenges.

OUTLOOK

As we enter 2026, we do so with confidence tempered by continued vigilance. The economic and political landscape remains complex, and we know challenges will arise. There are still uncertainties – whether in interest rate trajectories, regulatory changes, or broader global events – that could impact our industry. However, 1st Source is exceptionally well-positioned to navigate whatever comes next. We have

a strong capital base and ample liquidity, a diversified and growing client franchise, and a proven ability to manage risk through varying cycles. Our balance sheet remains resilient and our credit culture is strong, which gives us stability even in unsettled times. Most importantly, we have an unwavering purpose. Our mission does not change with market conditions or new leadership – it is ingrained in who we are. As CEO, I will ensure we continue to live our values and put clients' needs at the center of all we do, which inevitably leads to long-term shareholder value. We will remain focused on the fundamentals: balanced growth for the long term, excellent service, expense management, and community leadership. At the same time, we will seek smart opportunities to innovate and improve, so that we can continue earning your trust in an ever-evolving banking landscape.

In closing, I want to express my sincere appreciation to our shareholders for your continued support and confidence, to our clients for allowing us to be your trusted financial partner, and to our outstanding colleagues for their hard work and dedication. The results of 2025 are a direct outcome of our team's commitment to excellence. I am proud of what we have accomplished together this year. We have built on a remarkable legacy and are writing an exciting new chapter for 1st Source. Thank you for being a part of this journey. We look forward to continuing to earn your support in 2026 and beyond, as we strive to grow and deliver value for generations to come.

Sincerely,

Andrea G. Short
Chief Executive Officer and President
1st Source Corporation

SERVICES

PERSONAL

Checking

Savings
  Certificates of Deposit
  IRAs
  Health Savings Accounts

Loans
  Personal
  Automobile
  Home Equity
  Mortgage
  Boat, RV, Motorcycle

Trust and Estate Administration
  Trust Administration
  IRA/401(k) Management
  Special Needs Trusts
  Estate Settlement
  Bill Payment Services
  Charitable Trust & Foundation Administration

Wealth Advisory Services
  Investment Management
  Estate Planning
  Charitable Strategies
  Retirement Planning
  Education Planning
  Tax Planning
  Insurance Solutions

Private Banking
  Relationship Management
  Premier Convenience in Day-to-Day Banking
  Deposit/Treasury Services Specialization
  Mortgage Loans
  Lines of Credit (secured and unsecured)
  Checking

ASSET MANAGEMENT

Traditional & Roth IRAs
Rollover Services
Mutual Funds, Stocks & Bonds

BUSINESS

Loans & Leasing
Treasury Services
Merchant Card Services
Immediate Payments
Business 401(k) Plans
Retirement Plan Services
Renewable Energy Financing

SPECIALTY EQUIPMENT FINANCE

Aircraft & Helicopter
Auto & Light Truck
Medium & Heavy Duty Trucks
Construction Equipment

INSURANCE

Personal
  Homeowners
  Rental
  Flood
  Umbrella Liability Coverage
  Life & Health
  Disability Income
  Automobile
  Snowmobile
  Recreational Vehicle
  Boat

Business
  Commercial Auto
  Commercial Property
  Crime
  Employment Practices
  Key Man Life
  Environmental Liability
  General Liability
  Umbrella/Excess Liability
  Workers' Compensation
  Crop Insurance

LOCATIONS



LEGEND
- 🔴 Banking Center
- 🟩 Loan Production Office

Lake Michigan

Kalamazoo

Kalamazoo

St. Joseph
Stevensville

Dowagiac

Berrien

Cass

St. Joseph

Niles

MICHIGAN

Granger

Michigan City

South Bend

Elkhart

Middlebury

New Carlisle

Osceola

Dunlap

La Grange

Steuben

Portage

Chesterton

Mishawaka

Goshen

INDIANA

Merrillville

LaPorte

Westville

St. Joseph

Elkhart

North Liberty

Nappanee

Valparaiso

LaPorte

Walkerton

LaPaz

Bremen

Noble

DeKalb

Hebron

Kouts

LaCrosse

Porter

Knox

Plymouth

Warsaw

Allen

Starke

Argos

Marshall

Columbia City

Fort Wayne

New Haven

Pulaski

Fulton

Kosciusko

Whitley

Winamac

Rochester

Miami

Wabash

Huntington

Wells

Cass

Huntington

Bluffton

Lafayette

Tippecanoe

Indianapolis, IN

Sarasota, FL

Valparaiso

South Bend/Mishawaka

Fort Wayne/New Haven

SPECIALITY FINANCE GROUP

Arizona
Scottsdale

Connecticut
Middlebury

Indiana
LaPorte
South Bend/Granger

Florida
Sarasota
St. Augustine

Louisiana
Baton Rouge

Michigan
Jenison

North Carolina
Matthews

Pennsylvania
Monaca
Newmanstown
West Chester

South Carolina
Columbia

Texas
Azle

Wisconsin
Lannon

SHAREHOLDERS' INFORMATION

2025 STOCK PERFORMANCE & DIVIDENDS

1st Source Corporation common stock is traded on the Over-The-Counter Market and is listed on the NASDAQ Global Select Market under the symbol "SRCE." 1st Source is also listed on the National Market System tables in many daily papers under the symbol "1stSrc."

High and low common stock prices, cash dividends paid for 2025, and book value were:

Quarter Ended	High	Low	Cash Dividends Paid
March 31	$ 67.77	$ 53.23	$ 0.36
June 30	63.90	52.14	0.38
September 30	66.15	58.06	0.38
December 31	67.39	56.89	0.40

Book value per common share at December 31, 2025: $52.32

ANNUAL MEETING OF SHAREHOLDERS

The virtual Annual Meeting of Shareholders has been called for 8:00 a.m. EDT, April 23, 2026, at: www.virtualshareholdermeeting.com/SRCE2026

Access to the annual meeting is limited to shareholders only and a control number is required to log in. If your shares are held in "street name" (that is, through a broker), you can gain access to the meeting by logging into you brokerage firm's website to link through to the meeting.

COMMON STOCK LISTING

The NASDAQ Global Select Market
Market Symbol: "SRCE"
CUSIP #336901 10 3

1stsource.com

For the latest shareholder information, log on to www.1stsource.com.
Scroll to bottom of home page and click "Investor Relations."

If you would like to receive email alerts, please sign up on our website.

TRANSFER AGENT, REGISTRAR, AND DIVIDEND DISBURSING AGENT

Equiniti Trust Company, LLC ("EQ")
448 Wall Street, Floor 23
New York, NY 10005

INDEPENDENT AUDITORS

Forvis Mazars, LLP
111 E Wayne Street, Suite 600
Fort Wayne, IN 46802

SHAREHOLDER INQUIRIES

1st Source Corporation
Brett A. Bauer,
Chief Financial Officer
Post Office Box 1602
South Bend, IN 46634
(574) 235-2000
shareholder@1stsource.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 0-6233

1st Source Corporation

(Exact name of registrant as specified in its charter)

Indiana	**35-1068133**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 North Michigan Street	
South Bend, IN	**46601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(574) 235-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock — without par value	SRCE	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2025 was $1,183,258,224

The number of shares outstanding of each of the registrant's classes of stock as of February 13, 2026: Common Stock, without par value — 24,330,147 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2026 Proxy Statement for the 2026 annual meeting of shareholders to be held April 23, 2026, are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I

Item 1. Business.

1ST SOURCE CORPORATION

1st Source Corporation, an Indiana corporation incorporated in 1971, is a bank holding company headquartered in South Bend, Indiana that provides, through its subsidiaries (collectively referred to as "1st Source", the "Company", "we", and "our"), a broad array of financial products and services. 1st Source Bank ("Bank"), its wholly-owned banking subsidiary, offers commercial and consumer banking services, trust and wealth advisory services, and insurance to individual and business clients (through 1st Source Insurance, Inc.) from most of our 78 banking center locations in 19 counties in Indiana and Michigan and Sarasota County in Florida. 1st Source Bank's Specialty Finance Group, with 15 locations nationwide, offers specialized financing services for construction equipment, new and pre-owned private and cargo aircraft, and various vehicle types (cars, trucks, vans) for fleet purposes. While our Specialty Finance lending portfolio is concentrated in certain equipment types, we serve a diverse client base. We are not dependent upon any single industry or client. At December 31, 2025, we had consolidated total assets of $9.06 billion, total loans and leases of $7.05 billion, total deposits of $7.23 billion, and total shareholders' equity of $1.27 billion.

Our principal executive office is located at 100 North Michigan Street, South Bend, Indiana 46601 and our telephone number is (574) 235-2000. Access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports is available, free of charge, at www.1stsource.com soon after the material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). Information on our website is not incorporated by reference into this Form 10-K or our other public filings. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

1ST SOURCE BANK

Business Services — 1st Source Bank provides commercial, small business, agricultural, and real estate loans primarily to privately owned businesses to finance industrial and commercial properties, equipment, inventories and accounts receivable, acquisitions and for general corporate purposes. Other business services include commercial leasing, treasury management services, payment services (including digital and real time/immediate payments), Fedwires, ACH and merchant services, and retirement planning services.

Renewable Energy Financing — 1st Source Bank provides financing for commercial solar projects across the contiguous United States, with a focus in the Northeast and Midwest. We provide construction and permanent loans, and tax equity investments for community solar, commercial and industrial, small utility scale, university, and municipal projects. Project sizes generally range from five megawatts to 20 megawatts.

Consumer Services — 1st Source Bank provides a full range of consumer banking products and services through our banking centers, virtual Branch, client service center, and on-line. Traditional banking services include checking and savings accounts, certificates of deposits, Health Savings Accounts and Individual Retirement Accounts as well as loans, credit cards, mortgages and home equity lines of credit. 1st Source also offers a full line of on-line and mobile banking products. Our Automated Teller Machine network supports our debit and credit card program. Consumers also have the ability to obtain consumer loans, credit cards, real estate mortgage loans and home equity lines of credit in any of our banking centers or on-line. 1st Source also offers insurance products through 1st Source Insurance offices or in our banking centers. We also offer a variety of financial planning (through our network of financial advisors), financial literacy, and other consultative services.

Trust and Wealth Advisory Services — 1st Source Bank provides a wide range of trust, investment, agency, and custodial services for individual, estate and trust, corporate, and not-for-profit clients, as well as employee benefit plans and charitable foundations.

Specialty Finance Group Services — Our Specialty Finance Group provides comprehensive commercial new and pre-owned equipment loan and lease products in four areas: construction equipment; aircraft; auto and light trucks; and medium and heavy duty trucks.

> Construction equipment financing includes financing of new and pre-owned equipment (i.e., bulldozers, excavators, cranes, loaders, and asphalt and concrete plants etc.). Construction equipment finance relationships which may include multiple pieces of equipment generally range from $100,000 to $40 million with fixed or variable interest rates and terms of one to ten years.

> Aircraft financing consists of financings for new and pre-owned general aviation aircraft (including helicopters) for private and corporate users, select aircraft distributors and dealers, charter operators, cargo carriers, and other aircraft operators. 1st Source Bank also provides selective international aircraft financing, primarily in Mexico and Brazil. Aircraft finance relationships generally range from $500,000 to $30 million with fixed or variable interest rates and terms of one to eleven years.

We offer auto and light truck fleet financing for new and pre-owned vehicles to automobile and light truck rental companies, commercial leasing companies, and a limited number of single unit financing for users of specialty vehicles (step vans, vocational work trucks, motor coaches, shuttle buses and funeral cars). The auto and light truck finance relationships generally range from $100,000 to $60 million with fixed or variable interest rates and terms of one to eight years.

The medium and heavy duty truck division provides new and pre-owned fleet financing for highway tractors, medium duty trucks and trailers to the trucking industry. Medium and heavy duty truck finance relationships generally range from $50,000 to $25 million with fixed or variable interest rates and terms of three to eight years.

The Specialty Finance Group operates through 1st Source Bank and its subsidiaries including: Michigan Transportation Finance Corporation, 1st Source Specialty Finance, Inc., SFG Aircraft, Inc., 1st Source Intermediate Holding, LLC, SFG Commercial Aircraft Leasing, Inc., and SFG Equipment Leasing Corporation I.

1ST SOURCE INSURANCE, INC.

1st Source Insurance, Inc. is our insurance agency subsidiary placing property and casualty, individual and group health, and life insurance for individuals and businesses. 1st Source Insurance, Inc. has thirteen offices.

OTHER CONSOLIDATED SUBSIDIARIES

1st Portfolio Management, Inc. owns and manages certain available-for-sale investment securities.

1st Source Bank is the managing general partner in four subsidiaries that have interests in tax-advantaged investments with third parties.

We have other subsidiaries that are not significant to the consolidated entity.

1ST SOURCE MASTER TRUST

1st Source Master Trust is an unconsolidated subsidiary created to issue $57.00 million of trust preferred securities and lending the proceeds to 1st Source. We guarantee, on a limited basis, payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities.

COMPETITION

We compete with other banks, some of which are affiliated with large bank holding companies headquartered outside of our principal market. The Bank also competes with other financial service companies, such as credit unions, securities firms, insurance companies, finance or mortgage companies, real estate investment trusts, and some governmental agencies. We generally compete on the basis of client service and responsiveness to client needs, available loan and deposit products, the rates of interest charged on loans and leases, the rates of interest paid for funds, other credit and service charges, the quality of services rendered, the convenience of banking facilities, and in the case of loans and leases to large commercial borrowers, relative lending limits.

Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations, and suppliers of other investment alternatives for depositors. Many of our non-bank competitors are not subject to the same extensive Federal and State regulations that govern bank holding companies and banks. Such non-bank competitors may, as a result, have certain advantages over us in providing some services.

We compete against these financial institutions by being convenient to do business with, and by taking the time to listen and understand our clients' needs. We deliver personalized, one-on-one banking through knowledgeable local members of the community always keeping the clients' best interest in mind while offering a full array of products and highly personalized services. We rely on our history and our reputation in northern Indiana dating back to 1863.

OUR PEOPLE

At December 31, 2025, we had approximately 1,190 colleagues on a full-time equivalent basis. As a service-driven business, our long-term success depends on our people. And as we have grown, the importance of our talent strategy has intensified. We are committed to a multi-dimensional approach to talent and culture.

Training and Talent Development — We believe a critical driver of our future growth is the ability to grow leaders. We provide developmental opportunities for our colleagues at all levels through a robust set of formal and informal programs.

- 1st Source University enables colleagues to build skills and knowledge in multiple facets of our business.

- In 2025, 1st Source colleagues completed over 37,900 training modules consisting of over 950 different courses and materials covering topics such as regulations, leadership development, relationship building, cybersecurity, communication, and unconscious bias.

- The 1st Source L.E.A.D. program is a set of immersive experiences and collaborative interactions, developing leadership capability over a twelve-month period. The program is built around a series of best-in-class leadership principles.

- The 1st Source Engaging Manager program is a development program designed to help managers achieve their purpose to develop and lead engaging teams. It focuses on strategies for maximizing the talents of each individual, strengthening team effectiveness, and building high performing teams that deliver on the 1st Source mission to help our clients achieve security, build wealth, and realize their dreams.

- The Commercial Banker Development Program is a rotational program for recent college graduates designed to expose participants to fundamentals of commercial banking.

- The Tuition Reimbursement Program reflects our culture of continuous learning. In 2025, we reimbursed over $114,000 to colleagues for tuition at 13 different Colleges and Universities with an average of approximately $4,230 per colleague who used the benefit.

- To encourage our colleagues to build careers delivering the highest levels of outstanding client service at 1st Source Bank, we have mastery career paths for critical roles including personal and commercial banking, management and pre-management, and the customer service center. In 2025, 67 career paths were tracked in our Learning Management System. Our colleagues completed 364 career paths, made progress on 322 paths, and more than 11,000 skills were developed.

- Our personal finance course is just one of the ways that we helped our colleagues learn the 1st Source philosophy on topics including: Savings and Emergency Fund, Budgeting, Credit and Debt, Renting and Home Ownership, Investing and Retirement, and Protecting your Assets and Charitable Giving. Our colleagues use the same learning resources provided to our clients on 1stsource.com, to better prepare them to discuss these important financial topics.

- The Business of Banking series, facilitated internally, helps colleagues learn more about the banking industry as well as different areas of 1st Source Bank. More than 40 leaders across the bank spend time discussing their departments, and how they contribute to our mission to help our clients achieve security, build wealth, and realize their dreams.

Community Engagement — Our organization is only as strong as the communities we serve. 1st Source and our colleagues are proud to support our local schools, nonprofits, and faith groups.

- In 2025, our colleagues donated approximately 14,000 hours to a total of 560 different organizations.

- In 2025, our colleagues contributed over $197,000 to local United Way organizations.

- In 2025, 1st Source contributed over $670,000 to over 440 deserving and successful community service organizations.

- In 2025, 1st Source contributed $1,000,000 to 1st Source Bank Foundation. 1st Source Bank Foundation works in collaboration with 1st Source Bank to enhance and strengthen the social, economic, and cultural fabric of our communities through a commitment of providing financial resources. 1st Source Bank Foundation provides support to organizations working in the following areas: Social welfare and human services, education, arts and culture and economic development.

REGULATION AND SUPERVISION

General — 1st Source and the Bank are extensively regulated under federal and state law. To the extent the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

We are a registered bank holding company under the Bank Holding Company Act of 1956, as amended (BHCA), subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (Federal Reserve). We are required to file annual reports with the Federal Reserve and provide additional information as required.

The Bank, as an Indiana state bank and member of the Federal Reserve System, is subject to prudential supervision by the Indiana Department of Financial Institutions (DFI) and the Federal Reserve Bank of Chicago (FRB Chicago). We are regularly examined by and subject to regulations promulgated by the DFI and the Federal Reserve. Because the Federal Deposit Insurance Corporation (FDIC) provides deposit insurance to the Bank, we are also subject to supervision and regulation by the FDIC (even though the FDIC is not our primary Federal regulator). The Bank is also subject to regulations promulgated by the Consumer Financial Protection Bureau (CFPB), but the DFI and the FRB Chicago, rather than the CFPB, currently examine the Bank for compliance with such regulations, and will continue to do so until the Bank's regulatory assets exceed $10 billion for four consecutive quarter-ends.

U.S. banking regulation materially changed in 2025 with the beginning of the second Trump administration, characterized by a decisive shift in policy from the Biden administration in numerous areas, including bank supervision, bank merger review standards, regulatory thresholds applicable to independent audit and reporting requirements, digital assets regulation, and de novo bank chartering. In this regard, in 2025 the FDIC and Office of the Comptroller of the Currency (OCC) emphasized that bank examinations will be refocused on material financial risk rather than risk management, reputational risk, and governance issues. In addition, the Federal Reserve revised the large financial institution rating framework so that institutions with limited supervisory deficiencies could still be considered "well managed." With respect to bank merger regulation, in 2025 the FDIC and OCC rescinded their respective 2024 bank merger policies and reinstated their pre-2024 merger review policies. As a result, the FDIC has returned to focusing on traditional objective statutory factors under the Bank Merger Act rather than subjective principles-based factors, and the OCC has reinstated expedited review procedures and a streamlined merger application process for non-controversial transactions. Moreover, in November 2025 the FDIC adjusted several asset-based regulatory thresholds governing annual independent audit and reporting requirements for insured depository institutions, which will result in hundreds of smaller institutions no longer being subject to these requirements. Under the FDIC's final rule, the asset threshold for requiring an annual independent audit of the institution has been raised from $500 million in total assets to $1 billion, the threshold for requiring management reports on internal controls has increased from $1 billion to $5 billion, and the threshold for audit committee independence requirements was increased from $3 billion to $5 billion in total assets. With regard to digital asset regulation, in 2025 the federal prudential banking regulators reversed most of the Biden administration's guidance that discouraged banks from engaging in cryptocurrency related activities. The OCC also issued guidance confirming that national banks may hold digital assets as principal to facilitate network operations and engage in riskless principal crypto-asset transactions. Finally, in 2025 the federal banking agencies indicated they would be willing to approve several types of de novo charter applications for new institutions, particularly for fintech or technology-focused banks. These de novo applications include those for limited purpose national trust banks and industrial loan companies, many involving non-traditional fintech and digital-asset firms. In sum, 2025 saw a decisive change in the focus of federal bank regulatory activity, which is expected to continue in 2026.

Bank Holding Company Act — Under the BHCA our activities are limited to (i) business so closely related to banking, managing, or controlling banks as to be a proper incident thereto and (ii) non-bank activities, determined by law or regulation, to be closely related to the business of banking or of managing or controlling banks. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve before (i) acquiring or holding more than 5% voting interest in any bank or bank holding company, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Capital Standards — The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If capital falls below the minimum levels established by these guidelines, a bank holding company or bank must submit an acceptable plan for achieving compliance with the capital guidelines and, until its capital sufficiently improves, will be subject to denial of applications and appropriate supervisory enforcement actions. For banks, the FDIC's prompt corrective action regulations establish five capital levels for financial institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized"), and impose mandatory regulatory scrutiny and limitations on institutions that are less than adequately capitalized. At December 31, 2025, the Bank was categorized as "well capitalized," meaning that our total risk-based capital ratio exceeded 10.00%, our Tier 1 risk-based capital ratio exceeded 8.00%, our common equity Tier 1 risk-based capital ratio exceeded 6.50%, our leverage ratio exceeded 5.00%, and we are not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. 1st Source and the Bank have elected not to utilize the optional community bank leverage ratio framework implemented by the Federal Reserve and the other federal banking agencies. Regulatory capital requirements to which we are subject are disclosed in Part II, Item 8, Financial Statements and Supplementary Data — Note 20 of the Notes to Consolidated Financial Statements. As of December 31, 2025, we were in compliance with all applicable regulatory capital requirements and guidelines.

Securities and Exchange Commission (SEC) and The NASDAQ Stock Market (NASDAQ) — We are subject to regulations promulgated by the SEC and certain states for matters relating to the offering and sale of our securities. We are subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. We are listed on the NASDAQ Global Select Market under the trading symbol "SRCE," and we are subject to the rules of NASDAQ for listed companies.

Gramm-Leach-Bliley Act of 1999 (GLBA) — The GLBA provides for financial activities that a bank may conduct through a financial subsidiary and established a distinct type of bank holding company, known as a financial holding company, which may engage in defined activities that are "financial in nature." These activities include securities and insurance brokerage, securities underwriting, insurance underwriting, and merchant banking. We do not currently intend to file notice with the Federal Reserve to become a financial holding company or to engage in expanded financial activities through a financial subsidiary of the Bank.

Financial Privacy — The GLBA also includes privacy protections for nonpublic personal information held by financial institutions regarding their customers. Rules under GLBA limit the ability of banks to disclose non-public information about customers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLBA affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. We are also subject to various state laws, including the California Consumer Privacy Act, that generally require us (directly or indirectly through our vendors) to protect the personal information of individual customers and notify them if confidentiality of their personal information is or may have been compromised as the result of a data security breach or failure.

USA Patriot Act of 2001 — Regulations under the USA Patriot Act require financial institutions to maintain appropriate controls to combat money laundering activities, perform due diligence of private banking and correspondent accounts, establish standards for verifying customer identity, and provide records related to suspected anti-money laundering activities upon request from federal authorities. A financial institution's failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches, and could also have other serious legal and reputational consequences for the institution.

Community Reinvestment Act of 1977 (CRA) — The CRA requires federal banking regulators to evaluate the record of the financial institutions they examined in meeting the credit needs of their local communities, including low and moderate income neighborhoods. Federal banking regulators will consider our performance in these areas as they review any applications we may file to engage in mergers or acquisitions or to open a branch or facility.

The federal banking agencies issued a final rule in 2023 designed to strengthen and modernize the regulations implementing the CRA. The changes were designed to encourage banks to expand access to credit, investment and banking services in low- and moderate-income communities, adapt to industry changes including mobile and internet banking, provide greater clarity and consistency in the application of CRA regulations and tailor CRA evaluations and data collection to bank size and type. In July 2025, the Federal Reserve, OCC, and FDIC issued a joint proposal to repeal the 2023 rule and reinstate the CRA regulatory framework that existed prior to the 2023 final rule, which means banks will continue operating under the prior rules while awaiting the outcome of the formal rescission process, which involves public review and comment.

Laws and Regulations Governing Extensions of Credit — The Bank is subject to restrictions imposed by the Federal Reserve Act on extensions of credit to 1st Source or our subsidiaries, and on investments in our securities and the use of our securities as collateral for loans to any borrowers. These restrictions may limit our ability to obtain funds from the Bank for our cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, the BHCA, certain regulations issued by the Federal Reserve, state laws and many other federal laws govern extensions of credit and generally prohibit a bank from extending credit, engaging in a lease or sale of property, or furnishing services to a customer on condition that the customer request and obtain additional services from the bank's holding company or from one of its subsidiaries.

The Bank is also subject to numerous restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders of the Bank or 1st Source or any related interest of such persons.

Reserve Requirements — Federal Reserve regulations require depository institutions to maintain reserves against their transaction account deposits. In March 2020, in response to the COVID-19 pandemic, the Federal Reserve set the reserve requirement ratio for all net transaction accounts to zero percent, and this requirement remained in place throughout 2025; therefore, all of the Bank's net transaction accounts as of December 31, 2025 were exempt from reserve requirements.

Dividends — The ability of the Bank to pay dividends is limited by state and federal laws and regulations that require the Bank to obtain the prior approval of the DFI and the FRB Chicago before paying a dividend that, together with other dividends it has paid during a calendar year, would exceed the sum of its net income for the year to date combined with its retained net income for the previous two years. The amount of dividends the Bank may pay may also be limited by certain covenant agreements and by the principles of prudent bank management. See Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for further discussion of dividend limitations.

Monetary Policy and Economic Control — The commercial banking business also is affected by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches, and the imposition of, and changes in, reserve requirements against certain borrowings by banks and their affiliates, are some of the tools of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments, and deposits, and such use may affect interest rates charged on loans and leases or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including economic growth, inflation, unemployment, short-term and long-term changes in the international trade balance, and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on our future business and earnings, and the effect on the future business and earnings of the Bank cannot be predicted.

Sarbanes-Oxley Act of 2002 (SOX) — SOX includes provisions intended to enhance corporate responsibility and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws, and which increase penalties for accounting and auditing improprieties at public traded companies. SOX generally applies to all companies, including 1st Source, that file or are required to file periodic reports with the SEC under the Exchange Act.

SOX also addresses functions and responsibilities of audit committees of public companies. The statute, by mandating certain stock exchange listing rules, makes the audit committee directly responsible for the appointment, compensation, and oversight of the work of the company's outside auditor, and requires the auditor to report directly to the audit committee. SOX requires that audit committees be empowered to engage independent counsel and other advisors, and requires a public company to provide funding to pay the company's auditors and any advisors the audit committee retains.

Consumer Financial Protection Laws — The Bank is subject to numerous federal and state consumer financial protection laws and regulations that extensively govern its transactions with consumers. These laws include, but are not limited to, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, and the Service Members Civil Relief Act. The Bank must also comply with applicable state usury and other credit and deposit related laws and regulations and other laws and regulations prohibiting unfair, deceptive and abusive acts and practices. These laws and regulations, among other things, require disclosures of the cost of credit and the terms of deposit accounts, prohibit discrimination in credit transactions, regulate the use of credit report information, restrict the Bank's ability to raise interest rates and subject the Bank to substantial regulatory oversight. Violations of these laws may expose us to liability from potential lawsuits brought by affected customers. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce these consumer financial protection laws, in which case we may be subject to regulatory sanctions, civil money penalties, and customer rescission rights. Failure to comply with these laws may also cause the Federal Reserve or DFI to deny approval of any applications we may file to engage in merger and acquisition transactions with other financial institutions or open a new banking center.

Dodd-Frank Wall Street Reform and Consumer Protection Act — The Dodd-Frank Act includes provisions that, among other things, relax rules on interstate branching, allow financial institutions to pay interest on business checking accounts, and impose heightened capital requirements on bank holding companies. The Dodd-Frank Act also established the CFPB as an independent entity within the Federal Reserve, and transferred to the CFPB primary responsibility for administering substantially all federal consumer compliance protection laws. The Dodd-Frank Act also authorizes the CFPB to promulgate consumer protection regulations that apply to all entities, including banks, that offer consumer financial services or products. It also includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and pre-payment penalties.

The Volcker Rule — The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and from investing in and sponsoring hedge funds and private equity funds. This provision is commonly called the "Volcker Rule." The regulations implementing the Volcker Rule exempt the Bank, as a bank with less than $10 billion in total consolidated assets that does not engage in any covered activities other than trading in certain government, agency, state or municipal obligations, from any significant compliance obligations under the Volcker Rule.

Item 1A. Risk Factors.

An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that we believe affect us are described below. See "Forward Looking Statements" under Item 7 of this report for a discussion of other important factors that can affect our business.

Credit Risks

We are subject to credit risks relating to our loan and lease portfolios — Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the underlying assets, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. We seek to mitigate these risks through our underwriting standards. Most commercial and industrial loans are secured by the assets being financed or other business assets; however, some loans may be made on an unsecured basis.

We offer both fixed-rate and adjustable-rate consumer mortgage loans secured by properties, substantially all of which are located in our primary market area. Adjustable-rate mortgage loans help reduce our exposure to changes in interest rates; however, during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required from the borrower. Additionally, some residential mortgages are sold into the secondary market and serviced by our principal banking subsidiary, 1st Source Bank.

Consumer loans are primarily all other non-real estate loans to individuals in our regional market area. Consumer loans can entail risk, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets. In these cases, any repossessed collateral may not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy.

The 1st Source Specialty Finance Group loan and lease portfolio consists of commercial loans and leases secured by construction and transportation equipment, including aircraft, autos, trucks, and vans.

Our construction and transportation related businesses could be adversely affected by slowdowns in the economy. Clients who rely on the use of assets financed through the Specialty Finance Group to produce income could be negatively affected, and we could experience substantial loan and lease losses. By the nature of the businesses these clients operate in, we could be adversely affected by rapid increases or decreases in fuel costs, terrorist and other potential attacks, and other destabilizing events. These factors could contribute to the deterioration of the quality of our loan and lease portfolio, as they could have a negative impact on the travel and transportation sensitive businesses for which our Specialty Finance Group provides financing.

Our aircraft portfolio has foreign exposure, particularly in Mexico and Brazil. Currency fluctuations could have a negative impact on our client's cost of paying dollar denominated debts and, as a result, we could experience higher delinquency in this portfolio. Also, since some of the relationships in this portfolio are large, a slowdown in these markets could have a significant adverse impact on our performance.

In addition, our leasing and equipment financing activity is subject to the risk of cyclical downturns, industry concentration and clumping, and other adverse economic developments affecting these industries and markets. This area of lending, with transportation in particular, is dependent upon general economic conditions and the strength of the travel, construction, and transportation industries.

Our allowance for credit losses may prove to be insufficient to absorb losses in our loan and lease portfolio — There is always a risk that borrowers may not repay borrowings. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Our allowance for credit losses may not be sufficient to cover the loan and lease losses that we may actually incur. If we experience defaults by borrowers in any of our businesses, our earnings could be negatively affected. Changes in local economic conditions could adversely affect credit quality, particularly in our local business loan and lease portfolio. Changes in national or international economic conditions could also adversely affect the quality of our loan and lease portfolio and negate, to some extent, the benefits of national or international diversification through our Specialty Finance Group's portfolio. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan or lease charge-offs based upon their judgments, which may be different from ours.

The soundness of other financial institutions could adversely affect us — Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due us. Any such losses could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by climate change and related legislative and regulatory initiatives — Federal and state legislatures and regulatory agencies continue to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. As a financial institution, it is unclear how future governmental regulations and shifts in business trends resulting from increased concern about climate change will affect our operations, however, natural or man-made disasters and severe weather events may cause operational disruptions and damage to both our properties and properties securing our loans. Losses resulting from these disasters and severe weather events may make it more difficult for borrowers to timely repay their loans. Additionally, our customers who finance vehicles and equipment reliant on fossil fuels could face cost increases, asset value reductions, operating process changes, and the like. If these events occur, we may experience a decrease in the value of our loan and lease portfolio and our revenue, and may incur additional operational expenses, each of which could have a material adverse effect on our financial condition and results of operations.

<u>Market Risks</u>

Fluctuations in interest rates could reduce our profitability and affect the value of our assets — Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and leases and investments, and interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice-versa. In addition, the individual market interest rates underlying our loan and lease and deposit products may not change to the same degree over a given time period. If market interest rates should move contrary to our position, earnings may be negatively affected. In addition, loan and lease volume and quality and deposit volume and mix can be affected by market interest rates as can the businesses of our clients. Changes in levels of market interest rates could have a material adverse effect on our net interest spread, asset quality, origination volume, and overall profitability. Additionally, changes in levels of market interest rates could cause our debt securities available-for-sale to move into unrealized loss positions which is a negative component of total shareholders' equity.

Market interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, may negatively affect our ability to originate loans and leases, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately could affect our earnings.

Elevated levels of inflation, or the aggregate effects of previous periods of elevated inflation, can have complex effects on our business and results of operations, some of which could be materially adverse. Governmental responses to elevated levels of inflation, or the aggregate effects of previous inflationary periods, such as severe monetary and fiscal policy, can result in increased market interest rates or volatility in interest rate levels. The duration and severity of a prolonged inflationary period and the resulting impact on us cannot be predicted with precision.

Adverse changes in economic conditions could impair our financial condition and results of operations — We are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, unemployment, government shutdowns, debt ceilings or funding for the government, tariffs and other trade policies, infectious disease epidemics or outbreaks and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services.

Changes in economic conditions may negatively impact the fees generated by our trust and wealth advisory business — Trust and wealth advisory fees are largely based on the size of client relationships and the market value of assets held under management. Changes in general economic conditions and in the financial and securities markets may negatively impact the value of our clients' wealth management accounts and the market value of assets held under management. Market declines, reductions in the value of our clients' accounts, and the loss of wealth management clients may negatively impact the fees generated by our trust and wealth management business and could have an adverse effect on our business, financial condition and results of operations.

Liquidity/Capital Risks

We could experience an unexpected inability to obtain needed liquidity which could adversely affect our business, profitability, and viability as a going concern — The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities and is essential to a financial institution's business. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The bank failures in the Spring of 2023 exemplify the potential serious results of the unexpected inability of insured depository institutions to obtain needed liquidity to satisfy deposit withdrawal requests, including how quickly such requests can accelerate once uninsured depositors lose confidence in an institution's ability to satisfy its obligations to depositors. We seek to ensure our funding needs are met by maintaining a level of liquidity through asset and liability management. If we become unable to obtain funds when needed, it could have a material adverse effect on our business, financial condition, and results of operations. Additionally, under Indiana law governing the collateralization of public fund deposits, the Indiana Board for Depositories determines which financial institutions are required to pledge collateral based on the strength of their financial ratings. We have been informed that no collateral is required for our public fund deposits. However, the Board of Depositories could alter this requirement in the future, which could adversely affect our liquidity depending on the amount of collateral we may be required to pledge.

Unrealized losses in our available-for-sale investment securities portfolio could adversely affect liquidity — As market interest rates increased during 2022 and 2023, we experienced increased unrealized losses within our available-for-sale investment securities portfolio. Our available-for-sale investment securities portfolio consists of obligations of the U.S. Treasury and federal agencies, obligations of state and local municipalities and federal agency mortgage obligations. We held no held-to-maturity or equity securities at December 31, 2025. Many of the instruments in our securities portfolio are particularly sensitive to interest rate fluctuations, especially long-term fixed-income securities. The unrealized losses of our securities portfolio are reflected in Accumulated Other Comprehensive Income on our Consolidated Statements of Financial Condition and reduces our book capital and tangible common equity ratio. However, unrealized losses do not affect our regulatory capital ratios.

Management continues to actively monitor the investment portfolio and may continue to take advantage of opportunistic restructuring alternatives from time to time. If we sell securities from our investment portfolio before the full recovery of their amortized cost bases (which is typically at maturity), then we may incur losses.

We rely on dividends from our subsidiaries — We receive substantially all of our revenue from dividends from our subsidiaries, including, primarily, the Bank. These dividends are the principal source of funds we use to pay dividends on our common stock and interest and principal on our debt. Various federal and state laws and regulations limit the amount of dividends our subsidiaries may pay to us. In the event our subsidiaries are unable to pay dividends to us, we may not be able to service debt, pay other obligations, or pay dividends on our common stock. Our inability to receive dividends from our subsidiaries could have a material adverse effect on our business, financial condition and results of operations.

We are required to maintain capital to meet regulatory requirements — The Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. We face significant capital and other regulatory requirements as a financial institution, which were heightened with the implementation of the Basel III Rule and the phase-in of the capital conservation buffer requirement. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Strategic/Operational Risks

Our risk management framework could prove ineffective which could have a material adverse effect on our ability to mitigate risks and/or losses — We have established a risk management framework to identify and manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, credit, market, liquidity/capital, strategic/operational, legal/compliance, and reputational risks. Our framework also includes financial, analytical and forecasting modeling methodologies which involve significant management assumptions and judgment that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Additionally, our Board of Directors has adopted a risk appetite statement in consultation with management which sets forth certain thresholds and limits to govern our overall risk profile. There can be no assurance that our risk management framework will be effective under all circumstances or that it will adequately identify, manage or limit any risk of loss to us. Any such failure in our risk management framework could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon the services of our management team and other key personnel — Our future success and profitability is substantially dependent upon our management and the banking acumen of our senior executives and other key personnel. We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified management. We are especially dependent on a limited number of key management personnel, many of whom do not have employment agreements with us. The loss of the chief executive officer and other senior management and key personnel could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Many of these senior officers have primary contact with our clients and are important in maintaining personal relationships with our client base. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues if we were unable to find suitable replacements promptly. Competition for senior personnel is intense, and we may not be successful in attracting and retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our businesses and could have a material adverse effect on our businesses, financial condition, and results of operations.

Technology security breaches — Information security risks have increased due to the sophistication and activities of organized crime, hackers, terrorists and other external parties and the use of online, telephone, and mobile banking channels by clients. Any compromise of our security could impair our reputation and deter our clients from using our banking services. Information security breaches can also disrupt the operation of information systems on which we depend, adversely affecting our business operations. Such events can result in costly remediation measures and litigation or governmental investigation and responding to security breaches can place unanticipated demands on the time and attention of management. We rely on security systems to provide the protection and authentication necessary to secure transmission of data against damage by theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, ransomware, denial of service attacks, viruses, worms, use of artificial intelligence (AI) and other disruptive problems caused by hackers. Computer break-ins, phishing and other disruptions of customer or vendor systems could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. We maintain a cyber insurance policy that is designed to cover a majority of loss resulting from cyber security breaches, but there is no assurance such coverage or other protective measures we employ will be adequate to address all potential material adverse impacts.

We also confront the risk of being compromised by emails sent by perpetrators posing as company executives or vendors in order to dupe company personnel into sending large sums of money to accounts controlled by the perpetrators. We require all our employees to complete annual information security awareness training to increase their awareness of these risks and to engage them in our mitigation efforts. If these precautions are not sufficient to protect our systems from data breaches or compromises, our reputation and business could be adversely affected.

We depend on the services of a variety of third-party vendors to meet data processing and communication needs and we have contracted with third parties to run their proprietary software on our behalf. While we perform reviews of security controls instituted by the vendor in accordance with industry standards and institute our own internal security controls, we rely on continued maintenance of the controls by the outside party to safeguard our customer data.

Additionally, we issue debit cards which are susceptible to compromise at the point of sale via the physical terminal through which transactions are processed and by other means of hacking. The security and integrity of these transactions are dependent upon the retailers' vigilance and willingness to invest in technology and upgrades. Issuing debit cards to our clients exposes us to potential losses which, in the event of a data breach at one or more major retailers may adversely affect our business, financial condition, and results of operations.

Furthermore, there continues to be heightened legislative and regulatory focus on privacy, data protection and information security. New or revised laws and regulations may significantly impact our current and planned privacy, data protection and information security-related practices, the collection, use, sharing, retention and safeguarding of consumer and employee information, and current or planned business activities. Compliance with current or future privacy, data protection and information security laws could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have an adverse effect on our business, financial condition and results of operations.

We continually encounter technological change — The financial services industry is constantly undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of mobile payments, digital wallets or digital currencies. In recent years, competition has increased from institutions not subject to the same regulatory restrictions as domestic banks and holding companies, including financial technology companies, or 'fintechs,' which may offer bank-like products or services that compete directly with the Company's products and services. Our future success depends, in part, upon our ability to address the needs of our clients competitively by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations. Many of our large competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services quickly or be successful in marketing these products and services to our clients.

In addition, our implementation of certain new technologies, such as those related to AI, automation and algorithms, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations. We are in the early stages of incorporating AI into our business activities to increase employee productivity. We have not yet deployed AI-driven systems in critical decision-making or client-facing processes. Our vendors or third parties may develop or incorporate AI technology in certain business processes, services, or products. Any reliance on AI presents a number of risks and challenges to our business. Furthermore, the legal and regulatory landscape impacting new technologies such as AI is evolving rapidly, and the inability to predict how this regulation will take shape and the absence of a uniform regulatory framework for AI may present unforeseen challenges in applying and relying on existing compliance systems. Complying with existing and new AI and data usage laws, and inconsistencies in regulation from jurisdiction to jurisdiction, could increase expenses and exposure to legal or regulatory proceedings.

Our business is subject to fraud attempts — As a financial institution, we are susceptible to fraudulent activity rendered against us or our customers that may result in financial loss, increased costs, privacy breaches, misappropriation of assets, litigation, or damage to our reputation. These acts may take many forms including check fraud, wire fraud, phishing, social engineering, and other dishonest proceedings. There have been instances where banks have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although we have policies and procedures in place to verify the authenticity of our customers, we cannot assure that such policies and procedures will prevent all fraudulent transfers.

Our accounting estimates rely on analytical and forecasting models — The processes we use to estimate our allowance for credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.

Legal/Compliance Risks

We are subject to extensive government regulation and supervision — Our operations are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible change. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulation or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs and limit the types of financial services and products we may offer. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

As we continue to grow in size and complexity, regulatory expectations and scrutiny will likely increase and could have a potential impact on our operations and business — As financial institutions grow, so do the expectations of regulatory agencies regarding the financial institution's ability to control for increasingly complex and sophisticated business operations. Certain regulations and laws have embedded asset thresholds that change regulatory expectations, have different financial statement impacts, require different committee and management compositions, or enhanced reporting requirements. For example, the Durbin Amendment to the Dodd-Frank Act limits the amount of interchange fees that banks with assets of $10.0 billion or more may charge to process electronic debit transactions. Banks must comply with the Durbin Amendment no later than July 1 of the next calendar year after the bank crosses the $10.0 billion asset threshold. While we do not currently have $10.0 billion or more in total consolidated assets, we have begun analyzing these requirements to ensure we are prepared to comply with the rules when and if they become applicable. There is potential that changes in the regulatory expectations from asset growth could impact the business operationally, strategically, or financially.

Our investments and/or financings in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our financial results — We invest and/or finance certain tax-advantaged projects promoting affordable housing, community redevelopment and renewable energy sources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. We are subject to the risk that previously recorded tax credits will not be able to be fully realized. Such credits are subject to recapture by taxing authorities based on compliance features required to be met at the project level which may not be met. The possible inability to realize these tax credits and other tax benefits can have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of our control, including changes in the applicable tax code and the ability of the projects to be completed and properly managed.

Substantial ownership concentration — Our directors, executive officers and 1st Source Bank, as trustee, collectively hold a significant ownership concentration of our common shares. Due to this significant level of ownership among our affiliates, our directors, executive officers, and 1st Source Bank, as trustee, may be able to influence the outcome of director elections or impact significant transactions, such as mergers or acquisitions, or any other matter that might otherwise be favored by other shareholders.

<u>Reputational Risks</u>

Competition from other financial services providers could adversely impact our results of operations — The banking and financial services business is highly competitive. We face competition in making loans and leases, attracting deposits and providing insurance, investment, trust and wealth advisory, and other financial services. Increased competition in the banking and financial services businesses may reduce our market share, impair our growth or cause the prices we charge for our services to decline. Our results of operations may be adversely impacted in future periods depending upon the level and nature of competition we encounter in our various market areas.

Managing reputational risk is important to attracting and maintaining customers, investors, and employees — Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, data security failures, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place that seek to protect our reputation and promote ethical conduct. Nonetheless, negative publicity may arise regarding our business, employees, or customers, with or without merit, and could result in the loss of customers, investors, or employees, costly litigation, a decline in revenues, increased government regulation, and could adversely affect the trading price of our shares.


Item 1B. Unresolved Staff Comments.


None


Item 1C. Cybersecurity.


Risk Management and Strategy

Our Board of Directors has delegated primary responsibility for oversight of cybersecurity risk management to the Digital and Technology Committee of the Board. The Committee receives quarterly reports from the Chief Information Security Officer (CISO) and the Chief Information Officer (CIO), respectively, and reviews them with such officers. These reports are made available to all board members.

In addition, our Chief Risk Officer (CRO) provides a quarterly report to the full Board that covers material risks to the organization and cybersecurity and other information security risks are among the organization's material risks. Such reports include management's updates on the inherent risk level of cybersecurity and other information security risks and the strength of controls designed to mitigate those risks.

Our processes for assessing, identifying, and managing material risks from cybersecurity threats are based on examination guidance published by the Federal Financial Institution Examination Council (FFIEC), an interagency body established under the Financial Institutions Regulatory and Interest Rate Control Act of 1978. Consistent with FFIEC guidance, 1st Source selected and adheres to the risk management framework established by the Cybersecurity Risk Institute known as the "CRI Profile." The CRI Profile is based primarily on the well-known National Institute of Standards and Technology's (NIST) "Framework for Improving Critical Infrastructure Cybersecurity" and is tailored to ensure expectations of financial institution regulators are met. Our processes are designed to meet standards for all seven CRI Profile functions – governance, identification, detection, protection, response, recovery, and supply chain dependency management. In addition, we adhere to security standards set by the PCI Security Standards Council which are designed to ensure secure payments globally.

Risks from cybersecurity threats, including risks identified from previous cybersecurity incidents, have required significant investments over time in maturing our Information Security Program and attracting and retaining the personnel with requisite experience and expertise. In particular, the CISO has substantial relevant expertise in the financial services industry and formal training in the areas of information security and cybersecurity risk management. We will need to continue to make meaningful investments in cybersecurity controls for continuous improvement and maturation in response to constantly evolving cybersecurity threats. Cybersecurity threats will continue to be endemic to the financial services industry for the foreseeable future.

Governance

Our Board and senior management oversee our processes for management of cybersecurity risks consistent with the foregoing standards. As noted above, such oversight includes regular reporting by management to the Board on the adequacy of such processes and potential material issues identified. Before escalation to the Board, issues are generally identified and assessed through our risk governance structure established under our Enterprise Risk Management Program. The risk governance structure includes three distinct components: management oversight, third-party professional assessment, and separate oversight and review by our Internal Audit Department. Management oversight is maintained through several committees that serve as forums for further assessment, remediation, and escalation. These management oversight committees include the Information Security Committee, co-chaired by the CISO and CRO, the Operational and Compliance Risk Committee, chaired by the Chief Operating Officer (COO) and vice chaired by the Chief Compliance Officer, the IT Steering Committee, chaired by the Chief Information Officer (CIO), the Enterprise Risk Management Committee, chaired by the CRO, the Data Governance Committee, chaired by the CIO, and the executive management committee known as the Strategic Deployment Committee, chaired by the Chief Executive Officer (CEO).

We regularly engage third-party assessors, consultants, and auditors to test and evaluate our controls for managing cybersecurity threats. These include third-party engagements by management and by our Internal Audit Department for (i) regular penetration testing of our cyber defenses, including an annual PCI-certified penetration test, (ii) third-party "health checks" on supporting technology, including our security incident and event management system (SIEM) and vulnerability management program, and (iii) third-party social engineering tests of the effectiveness of our employee training for detection of invasive attempts by malevolent actors. In addition, the Federal Reserve and DFI examine our control environment for managing cybersecurity risks each year.

Our risk governance structure includes a Third-Party Risk Management Program with first-level oversight by management's Third-Party Risk Management Committee and conforms to bank regulatory guidance. This program includes due diligence and periodic monitoring of the information security controls such providers have in place to protect our confidential data received, processed and/or stored by such providers.

Risks from Cybersecurity Incidents

We have not encountered, to our knowledge, a cybersecurity incident that has materially impaired, or is reasonably likely to materially impair, our business strategy, operations, or financial condition. The measures summarized above are intended to help ensure that 1st Source does not suffer a material adverse impact from security breaches, but, as cybersecurity risks evolve and increase in sophistication, we can provide no assurance that our financial condition or results of operations will not be adversely impacted. See "Item 1A. Risk Factors - Operational Risks - Technology Security Breaches."

Item 2. Properties.

Our headquarters building is located in downtown South Bend, Indiana. The building is part of a larger complex, including a 300-room hotel and a 500-car parking garage. Our lease on this property runs through December 2029 for the 7th floor and September 2027 for all remaining floors. As of December 31, 2025, 1st Source leases approximately 83% of the office space in this complex.

At December 31, 2025, we owned or leased properties where our 78 banking centers were located. Our facilities are located in Allen, DeKalb, Elkhart, Fulton, Hamilton, Huntington, Kosciusko, LaPorte, Marshall, Porter, Pulaski, St. Joseph, Starke, Tippecanoe, Wells, and Whitley Counties in the State of Indiana, Berrien, Cass, and Kalamazoo Counties in the State of Michigan, and Sarasota County in the state of Florida. 1st Source Bank also owns approximately 28 acres in St. Joseph County which were approved by the Board for development and construction of an operations and training facility. During 2024 we sold approximately seven acres of land that was not part of the 28 acres approved by the Board for development and construction. We anticipate moving forward with construction in the coming years subject to receiving appropriate agreements, approvals and authorizations from local city and county building and economic development authorities as well as market conditions including inflation levels and financing costs. Additionally, we utilize an operations center for business operations. The Bank leases additional properties to and from third parties under arms-length agreements.

Item 3. Legal Proceedings.

1st Source and its subsidiaries are involved in various legal proceedings that are inherent risks of, or incidental to, the conduct of our businesses. Management does not expect the outcome of any such proceedings will have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Mine Safety Disclosures.

None

Part II
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SRCE." As of February 13, 2026, there were 1,716 holders of record of 1st Source common stock.

Comparison of Five Year Cumulative Total Return*
Among 1st Source, Morningstar Market Weighted NASDAQ Index** and Peer Group Index***



* Assumes $100 invested on December 31, 2020, in 1st Source Corporation common stock, NASDAQ market index, and peer group index.

** The Morningstar Weighted NASDAQ Index Return is calculated using all companies which trade as NASD Capital Markets, NASD Global Markets or NASD Global Select. It includes both domestic and foreign companies. The index is weighted by the then current shares outstanding and assumes dividends reinvested. The return is calculated on a monthly basis.

*** The peer group is a market-capitalization-weighted stock index of the 33 publicly-traded banking companies headquartered in Illinois, Indiana, Michigan, Ohio, and Wisconsin.

NOTE: Total return assumes reinvestment of dividends.

The following table shows our share repurchase activity during the three months ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs*	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Plans or Programs
October 01 - 31, 2025	42,630	$ 59.52	42,630	794,010
November 01 - 30, 2025	27,043	59.82	27,043	766,967
December 01 - 31, 2025	—	—	—	766,967

*1st Source maintains a stock repurchase plan that was authorized by the Board of Directors on October 19, 2023. Under the terms of the plan, 1st Source may repurchase up to 1,000,000 shares of its common stock from time to time to mitigate the potential dilutive effects of stock-based incentive plans and other potential uses of common stock for corporate purposes. Since the inception of the plan, 1st Source has repurchased a total of 233,033 shares.

Payment of dividends by 1st Source is discussed under Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Earnings Summary. Federal laws and regulations contain restrictions on the ability of 1st Source and the Bank to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, Business - Regulation and Supervision - Dividends and Part II, Item 8, Financial Statements and Supplementary Data - Note 20 of the Notes to Consolidated Financial Statements.

Item 6. [Reserved]
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This analysis is intended to assist you in understanding our results of operations for each of the past three years and financial condition for each of the past two years.

FORWARD-LOOKING STATEMENTS

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. Words such as "believe," "contemplate," "seek," "estimate," "plan," "project," "anticipate," "possible," "assume," "expect," "intend," "targeted," "continue," "remain," "will," "should," "indicate," "would," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date.

All written or oral forward-looking statements that are made by or attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise, or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs, and projections in good faith and we believe they have a reasonable basis. However, we make no assurances that our expectations, beliefs, or projections will be achieved or accomplished. The results or outcomes indicated by our forward-looking statements may not be realized due to a variety of factors, including, without limitation, the following:

- Local, regional, national, and international economic conditions and the impact they may have on us and our clients and our assessment of that impact.
- Changes in the level of nonperforming assets and charge-offs.
- Changes in estimates of future cash reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, securities market, and monetary fluctuations, including substantial changes in the cost of fuel.
- Political instability, acts of war or terrorism, or cybersecurity threats.
- The spread of infectious diseases or pandemics.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by others.
- Changes in consumer spending, borrowings, and savings habits.
- Changes in the financial performance and/or condition of our borrowers.
- Technological changes.

- The impact of climate change.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- The ability to expand effectively into new markets that we target.
- Changes in the competitive environment.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, insurance, and climate change) with which we and our subsidiaries must comply.
- The effect of changes in accounting policies and practices and auditing requirements, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters.
- Changes in our organization, compensation, and benefit plans.
- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquires and the results of regulatory examinations or reviews.
- Greater than expected costs or difficulties related to the integration of new products and lines of business.
- Our success at managing the risks described in Item 1A. Risk Factors.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates or judgments reflect management's view of the most appropriate manner in which to record and report our overall financial performance. Because these estimates or judgments are based on current circumstances, they may change over time or prove to be inaccurate based on actual experience. As such, changes in these estimates, judgments, and/or assumptions may have a significant impact on our financial statements. All accounting policies are important, and all policies described in Part II, Item 8, Financial Statements and Supplementary Data – Note 1 of the Notes to Consolidated Financial Statements (Note 1), should be reviewed for a greater understanding of how our financial performance is recorded and reported.

We have identified the following two policies as being critical because they require management to make particularly difficult, subjective, and/or complex estimates or judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the determination of the allowance for credit losses and fair value measurements. Management believes it has used the best information available to make the estimations or judgments necessary to value the related assets and liabilities. Actual performance that differs from estimates or judgments and future changes in the key variables could change future valuations and impact net income. Management has reviewed the application of these policies with the Audit, Finance and Risk Committee of the Board of Directors. Following is a discussion of the areas we view as our most critical accounting policies.

Allowance for Credit Losses — The allowance for credit losses represents management's estimate of expected credit losses over the expected contractual life of our existing loan and lease portfolio and the establishment of an allowance that is sufficient to absorb those losses. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In determining an appropriate allowance, management makes numerous judgments, assumptions, and estimates which are inherently subjective, as they require material estimates that may be susceptible to significant change. These estimates are derived based on continuous review of the loan and lease portfolio, assessments of client performance, movement through delinquency stages, probability of default, losses given default, collateral values, and disposition, as well as expected cash flows, economic forecasts, and qualitative factors, such as changes in current economic conditions.

As stated in Note 1, we segment our loan and lease portfolios based on similar risk characteristics for collective evaluation using a non-discounted cash flow approach to estimate expected losses. We use a cohort cumulative loss methodology for select loan and lease segments. The cohort methodology has a steady state assumption. For other segments, we use a PD/LGD (probability of default/loss given default) model which aligns well with our internal risk rating system. When we observe limitations in the data or models, we use model overlays to make adjustments to model outputs to capture a particular risk or compensate for a known limitation, or in the case of the cohort model, changes in the steady state assumptions. Actual losses may differ from estimated amounts due to model inefficiencies or management's inability to adequately determine appropriate model adjustment factors.

Additionally, we are required to use forecasts about future economic conditions to determine the expected credit losses over the remaining life of the asset. Forecast adjustments are inherently challenging for many reasons including, the current macroeconomic environment, a softening labor market, heightened geopolitical uncertainty, inflation which remains above long-term policy targets, and interest rates that are still restrictive despite recent easing. We endeavor to apply a forecast adjustment that is directionally consistent, reasonable, supportable, and reflective of current expectations and conditions. We use a two-year reasonable and supportable period across all loan and lease segments to forecast economic conditions. We believe the two-year time horizon aligns with available industry guidance and various forecasting sources. Following this two-year forecasting period, we use a two-year reversion period to revert forecast rates to historical loss rates.

In assessing the factors used to derive an appropriate allowance, management benefits from a lengthy organizational history and experience with credit decisions and related outcomes. We have been diligent in our efforts to review our portfolios, loan segmentations, methodologies and models and believe we have made appropriate and prudent decisions. Nonetheless, if management's underlying assumptions prove to be inaccurate, the allowance for credit losses would have to be adjusted. Our accounting policies related to the allowance for credit losses is disclosed in Note 1 under the heading "Allowance for Credit Losses."

Fair Value Measurements — We use fair value measurements to record certain financial instruments and to determine fair value disclosures. Available-for-sale securities, trading account securities, mortgage loans held for sale, and interest rate swap agreements are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other financial assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve write-downs of, or specific reserves against, individual assets. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data. For financial instruments that trade actively and have quoted market prices or observable market data, there is minimal subjectivity involved in measuring fair value. When observable market prices and data are not fully available, management judgment is necessary to estimate fair value. In addition, changes in the market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, we use valuation techniques that require more management judgment to estimate the appropriate fair value measurement. Fair value is discussed further in Note 1 under the heading "Fair Value Measurements" and in Note 21, "Fair Value Measurements."

EARNINGS SUMMARY

Net income available to common shareholders in 2025 was $158.28 million, up from $132.62 million in 2024 and up from $124.93 million in 2023. Diluted net income per common share was $6.41 in 2025, $5.36 in 2024, and $5.03 in 2023. Return on average total assets was 1.76% in 2025 compared to 1.52% in 2024, and 1.48% in 2023. Return on average common shareholders' equity was 13.16% in 2025 versus 12.54% in 2024, and 13.48% in 2023.

Net income in 2025, as compared to 2024, was positively impacted by a $47.36 million or 15.74% increase in net interest income, which was partially offset by a $13.24 million or 6.50% increase in noninterest expense. Net income in 2024, as compared to 2023, was positively impacted by a $22.17 million or 7.96% increase in net interest income, which was offset by a $6.60 million increase in provision for credit losses, a $4.32 million or 4.76% decrease in noninterest income and a $1.88 million or 0.93% increase in noninterest expense.

Dividends paid on common stock in 2025 amounted to $1.52 per share, compared to $1.40 per share in 2024, and $1.30 per share in 2023. The level of earnings reinvested and dividend payouts are determined by the Board of Directors based on various considerations, including liquidity needs, capital requirements, and management's assessment of future growth opportunities and the level of capital necessary to support them.

Net Interest Income — Our primary source of earnings is net interest income, the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and leases and investment securities while deposits and borrowings represent the major portion of interest-bearing liabilities. For purposes of the following discussion, comparison of net interest income is done on a tax-equivalent basis, which provides a common basis for comparing yields on earning assets exempt from federal income taxes to those which are fully taxable.

Net interest margin (the ratio of net interest income to average earning assets) is significantly affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin on a fully taxable-equivalent basis was 4.07% in 2025, compared to 3.64% in 2024 and 3.51% in 2023. Net interest income was $348.18 million for 2025, compared to $300.82 million for 2024 and $278.65 million for 2023. Tax-equivalent net interest income totaled $348.79 million for 2025, up $47.38 million from the $301.40 million reported in 2024. Tax-equivalent net interest income for 2024 was up $22.02 million from the $279.39 million reported for 2023.

During 2025, average earning assets increased $279.10 million or 3.37% while average interest-bearing liabilities increased $128.46 million or 2.20% over the comparable period in 2024. The yield on average earning assets increased 16 basis points to 6.01% for 2025 from 5.85% for 2024 primarily due to higher loan and lease average balances and higher rates on investment securities offset by lower rates on other investments, which include federal funds sold, time deposits with other banks, Federal Reserve Bank excess balances, Federal Reserve Bank and Federal Home Loan Bank (FHLB) stock and commercial paper. Total cost of average interest-bearing liabilities decreased 35 basis points to 2.79% during 2025 from 3.14% in 2024 mainly as a result of repricing of interest-bearing deposits and lower rates and average balances of other short-term borrowings which is primarily short-term FHLB borrowings offset by higher rates on mandatorily redeemable securities. The result to the fully taxable-equivalent net interest margin was an increase of 43 basis points.

The largest contributors to the increase in the yield on average earning assets in 2025 was an increase in average loan and lease balances and higher rates on taxable investment securities. During 2025, average loans and leases increased $336.29 million or 5.10% from 2024 while the yield decreased to 6.79% from 6.84% in 2024. Strong growth primarily within our Renewable Energy portfolio and selective growth in our Commercial Real Estate portfolio drove total average loans and leases higher during the year. Net interest recoveries positively contributed seven basis points to the yield on average loans and leases during 2025 and three basis points to the average loans and leases yield during 2024. The tax-equivalent yield on investment securities increased 81 basis points to 2.53% while the average balance decreased $73.56 million or 4.68% with the largest decreases in U.S. treasury and federal agency securities and state and municipal securities. Average mortgages held for sale increased $0.66 million or 20.45% during 2025 while the yield decreased 33 basis points. Average other investments increased $15.71 million or 13.96% during 2025 while the yield decreased 72 basis points. The average balance increase in other investments was primarily a result of higher balances held at the Federal Reserve Bank.

Average interest-bearing deposits increased $270.38 million or 4.91% during 2025 while the effective rate paid on those deposits decreased 33 basis points. The increased average balance was primarily due to increases in non-brokered time deposits and money market accounts. The decrease in the average cost of interest-bearing deposits was primarily the result of Fed rate cuts during the second half of 2024 and second half of 2025. Average noninterest-bearing demand deposits decreased $7.05 million or 0.44% during 2025 due primarily to persistent rate competition for deposits and greater utilization of excess funds by our business customers.

Average short-term borrowings decreased $142.22 million or 62.15% during 2025 while the effective rate paid decreased 209 basis points primarily due to the maturity and pay off of $100 million in borrowings from the Federal Reserve's Bank Term Funding Program. Average long-term debt and mandatorily redeemable securities balances increased $0.31 million or 0.75% during 2025 while the effective rate increased 364 basis points primarily due to a higher imputed interest on mandatorily redeemable securities from an increased improvement in book value per share during 2025 compared to 2024. Mandatorily redeemable shares are issued under the terms of one of our executive incentive compensation plans and are settled based on book value per share with changes from the previous reporting date recorded as interest expense.

The following table provides an analysis of net interest income and illustrates interest income earned and interest expense charged for each major component of interest earning assets and the interest bearing liabilities. Yields/rates are computed on a tax-equivalent basis, using a 21% rate. Nonaccrual loans and leases are included in the average loan and lease balance outstanding.

	2025			2024			2023		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
ASSETS									
Investment securities available-for-sale:									
Taxable	$ 1,463,913	$ 36,360	2.48 %	$ 1,539,900	$ 25,720	1.67 %	$ 1,632,567	$ 24,501	1.50 %
Tax-exempt[1]	32,894	1,501	4.56 %	30,464	1,312	4.31 %	44,083	1,805	4.09 %
Mortgages held for sale	3,894	245	6.29 %	3,233	214	6.62 %	2,368	155	6.55 %
Loans and leases, net of unearned discount[1]	6,934,619	471,070	6.79 %	6,598,329	451,432	6.84 %	6,203,857	387,524	6.25 %
Other investments	128,273	5,830	4.54 %	112,563	5,925	5.26 %	73,729	3,663	4.97 %
Total earning assets[1]	8,563,593	515,006	6.01 %	8,284,489	484,603	5.85 %	7,956,604	417,648	5.25 %
Cash and due from banks	66,638			65,285			70,304		
Allowance for loan and lease losses	(161,191)			(151,050)			(144,183)		
Other assets	512,297			540,815			532,072		
Total assets	$ 8,981,337			$ 8,739,539			$ 8,414,797		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing deposits	$ 5,780,337	$ 155,914	2.70 %	$ 5,509,956	$ 166,842	3.03 %	$ 5,204,095	$ 123,162	2.37 %
Short-term borrowings:									
Securities sold under agreements to repurchase	59,433	494	0.83 %	60,388	542	0.90 %	78,928	136	0.17 %
Other short-term borrowings	27,191	1,088	4.00 %	168,460	8,434	5.01 %	134,683	6,896	5.12 %
Subordinated notes	58,764	4,033	6.86 %	58,764	4,217	7.18 %	58,764	4,174	7.10 %
Long-term debt and mandatorily redeemable securities	41,278	4,690	11.36 %	40,971	3,165	7.72 %	46,323	3,892	8.40 %
Total interest-bearing liabilities	5,967,003	166,219	2.79 %	5,838,539	183,200	3.14 %	5,522,793	138,260	2.50 %
Noninterest-bearing deposits	1,601,954			1,609,001			1,753,149		
Other liabilities	152,504			161,657			151,659		
Shareholders' equity	1,202,863			1,057,331			926,935		
Noncontrolling interests	57,013			73,011			60,261		
Total liabilities and equity	$ 8,981,337			$ 8,739,539			$ 8,414,797		
Less: Fully tax-equivalent adjustments		(612)			(586)			(741)	
Net interest income/margin (GAAP-derived)[1]		$ 348,175	4.07 %		$ 300,817	3.63 %		$ 278,647	3.50 %
Fully tax-equivalent adjustments		612			586			741	
Net interest income/margin - FTE[1]		$ 348,787	4.07 %		$ 301,403	3.64 %		$ 279,388	3.51 %

(1) See "Reconciliation of Non-GAAP Financial Measures" for more information on this performance measure/ratio.

Reconciliation of Non-GAAP Financial Measures — Our accounting and reporting policies conform to GAAP in the United States and prevailing practices in the banking industry. However, certain non-GAAP performance measures are used by management to evaluate and measure the Company's performance. These include taxable-equivalent net interest income (including its individual components) and net interest margin (including its individual components). Management believes that these measures provide users of the Company's financial information a more meaningful view of the performance of the interest-earning assets and interest-bearing liabilities.

Management reviews yields on certain asset categories and the net interest margin of the Company and its banking subsidiaries on a fully taxable-equivalent ("FTE") basis. In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. The following table shows the reconciliation of non-GAAP financial measures for the most recent three years ended December 31.

(Dollars in thousands)		2025	2024	2023
Calculation of Net Interest Margin				
(A)	Interest income (GAAP)	$ 514,394	$ 484,017	$ 416,907
	Fully tax-equivalent adjustments:			
(B)	- Loans and leases	302	317	381
(C)	- Tax-exempt investment securities	310	269	360
(D)	Interest income - FTE (A+B+C)	515,006	484,603	417,648
(E)	Interest expense (GAAP)	166,219	183,200	138,260
(F)	Net interest income (GAAP) (A-E)	348,175	300,817	278,647
(G)	Net interest income - FTE (D-E)	348,787	301,403	279,388
(H)	Total earning assets	$ 8,563,593	$ 8,284,489	$ 7,956,604
	Net interest margin (GAAP-derived) (F/H)	4.07 %	3.63 %	3.50 %
	Net interest margin - FTE (G/H)	4.07 %	3.64 %	3.51 %

The change in interest due to both rate and volume illustrated in the following table has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. The following table shows changes in tax-equivalent interest earned and interest paid, resulting from changes in volume and changes in rates.

(Dollars in thousands)	Increase (Decrease) due to					
		Volume		Rate		Net
2025 compared to 2024						
Interest earned on:						
Investment securities available-for-sale:						
Taxable	$	(1,326)	$	11,966	$	10,640
Tax-exempt		108		81		189
Mortgages held for sale		42		(11)		31
Loans and leases, net of unearned discount		22,864		(3,226)		19,638
Other investments		770		(865)		(95)
Total earning assets	$	22,458	$	7,945	$	30,403
Interest paid on:						
Interest-bearing deposits	$	7,910	$	(18,838)	$	(10,928)
Short-term borrowings:						
Securities sold under agreements to repurchase		(8)		(40)		(48)
Other short-term borrowings		(5,927)		(1,419)		(7,346)
Subordinated notes		—		(184)		(184)
Long-term debt and mandatorily redeemable securities		24		1,501		1,525
Total interest-bearing liabilities	$	1,999	$	(18,980)	$	(16,981)
Net interest income - FTE	$	20,459	$	26,925	$	47,384
2024 compared to 2023						
Interest earned on:						
Investment securities available-for-sale:						
Taxable	$	(1,443)	$	2,662	$	1,219
Tax-exempt		(582)		89		(493)
Mortgages held for sale		57		2		59
Loans and leases, net of unearned discount		25,580		38,328		63,908
Other investments		2,032		230		2,262
Total earning assets	$	25,644	$	41,311	$	66,955
Interest paid on:						
Interest-bearing deposits	$	7,590	$	36,090	$	43,680
Short-term borrowings:						
Securities sold under agreements to repurchase		(39)		445		406
Other short-term borrowings		1,694		(156)		1,538
Subordinated notes		—		43		43
Long-term debt and mandatorily redeemable securities		(428)		(299)		(727)
Total interest-bearing liabilities	$	8,817	$	36,123	$	44,940
Net interest income - FTE	$	16,827	$	5,188	$	22,015

Noninterest Income — Noninterest income decreased in 2025 from 2024 following a decrease in 2024 from 2023. The following table shows the components of our noninterest income for the most recent three years ended December 31.

(Dollars in thousands)	2025	2024	2023	2025 $ Change from 2024	2025 % Change from 2024	2024 $ Change from 2023	2024 % Change from 2023
Noninterest income:							
Trust and wealth advisory	$ 27,867	$ 26,709	$ 23,706	$ 1,158	4.34 %	$ 3,003	12.67 %
Service charges on deposit accounts	13,184	12,877	12,749	307	2.38 %	128	1.00 %
Debit card	17,774	17,785	17,980	(11)	(0.06)%	(195)	(1.08)%
Mortgage banking	4,103	4,210	3,471	(107)	(2.54)%	739	21.29 %
Insurance commissions	7,700	6,730	6,911	970	14.41 %	(181)	(2.62)%
Equipment rental	3,021	5,171	8,837	(2,150)	(41.58)%	(3,666)	(41.48)%
Losses on investment securities available-for-sale	(8,679)	(3,889)	(2,926)	(4,790)	(123.17)%	(963)	(32.91)%
Other	20,633	16,714	19,895	3,919	23.45 %	(3,181)	(15.99)%
Total noninterest income	$ 85,603	$ 86,307	$ 90,623	$ (704)	(0.82)%	$ (4,316)	(4.76)%

NM = Not Meaningful

Trust and wealth advisory fees (which include investment management fees, estate administration fees, mutual fund fees, annuity fees, and fiduciary fees) increased in 2025 from 2024, compared to an increase in 2024 over 2023. Trust and wealth advisory fees are largely based on the number and size of client relationships and the market value of assets under management. The market value of trust assets under management at December 31, 2025 and 2024 was $6.28 billion and $5.97 billion, respectively. The positive performance of the stock and bond markets during 2025 resulted in an increase in the market value of trust assets under management compared to 2024. At December 31, 2025, these trust assets were comprised of $4.37 billion of personal and agency trusts and estate administration assets, $1.05 billion of employee benefit plan assets, $0.66 billion of individual retirement accounts, and $0.20 billion of custody assets.

Service charges on deposit accounts increased in 2025 from 2024, compared to an increase in 2024 from 2023. The growth in service charges on deposit accounts in 2025 was primarily due to higher consumer nonsufficient fund and overdraft transactions. The growth in service charges on deposit accounts in 2024 was primarily due to a higher volume of business deposit account fees.

Debit card income remained relatively flat during 2025 following a slight decrease during 2024. The decline in 2024 to 2023 was related to shifts in both client transaction behavior and the networks over which those merchants are routing transactions.

Mortgage banking income decreased in 2025 over 2024, compared to an increase in 2024 from 2023. During 2025, 2024, and 2023, we determined that no permanent write-down was necessary for previously recorded impairment on MSRs. During 2025, mortgage banking income decreased due to lower margins on loans originated for the secondary market and a reduction in servicing fees resulting from fewer loans being serviced for others. During 2024, mortgage banking income increased due to higher production of loans originated for the secondary market resulting in increased income on loans sold into the secondary market.

Insurance commissions increased in 2025 compared to 2024, and decreased in 2024 compared to 2023. The increase in 2025 was primarily due to higher contingent commissions received and an increased book of business. The decrease in 2024 was primarily due to fewer contingent commissions received.

Equipment rental income generated from operating leases decreased during 2025 from 2024, compared to a similar reduction during 2024 from 2023. The average equipment rental portfolio decreased in 2025 and 2024 as a result of reduced leasing volume primarily in the medium and heavy duty truck and construction equipment portfolios due to changing customer preferences and competitive pricing pressures for new business. In 2025 and 2024, the decline in rental income was offset by a similar decline in depreciation on equipment owned under operating leases.

Losses on investment securities available-for-sale during 2025 were exclusively the result of repositioning the portfolio during the second, third, and fourth quarters. In the combined repositioning trades, approximately $256 million of securities with a weighted average yield of 0.92% were sold and used to purchase approximately $254 million of securities with a weighted average yield of 3.66%. In the 2024 repositioning, approximately $63 million of securities with a weighted average yield of 0.71% were sold and used to purchase approximately $63 million of securities with a weighted average yield of 4.64%. In the 2023 repositioning, approximately $40 million of securities with a weighted average yield of 1.10% were sold and used to purchase approximately $40 million of securities with a weighted average yield of 4.80%. The remaining 2023 losses were the result of sales to support liquidity and fund loan growth during the first quarter.

Other income increased in 2025 from 2024, compared to a decrease in 2024 from 2023. The increase in 2025 was mainly a result of higher partnership investment gains on sale of renewable energy tax equity investments of $2.07 million, an increase in brokerage commissions and fees of $0.41 million, and increased customer interest rate swap fees of $0.54 million offset by a write-down of $0.77 million on a small business capital investment. The decrease in 2024 was mainly a result of lower partnership investment gains on sale of renewable energy tax equity investments, a writedown of $0.86 million on a small business capital investment and a reduction in customer interest rate swap fees of $0.48 million, offset by increased brokerage commissions and fees of $0.84 million and rental income of $0.23 million related to a repossessed asset.

Noninterest Expense — Noninterest expense increased in 2025 from 2024 following an increase in 2024 from 2023. The following table shows the components of our noninterest expense for the most recent three years ended December 31.

(Dollars in thousands)	2025	2024	2023	2025 $ Change from 2024	2025 % Change from 2024	2024 $ Change from 2023	2024 % Change from 2023
Noninterest expense:							
Salaries and employee benefits	$ 129,564	$ 121,909	$ 115,612	$ 7,655	6.28 %	$ 6,297	5.45 %
Net occupancy	12,724	11,939	11,090	785	6.58 %	849	7.66 %
Furniture and equipment	6,454	5,612	5,653	842	15.00 %	(41)	(0.73)%
Data Processing	29,844	27,567	25,055	2,277	8.26 %	2,512	10.03 %
Depreciation — leased equipment	2,415	4,073	7,093	(1,658)	(40.71)%	(3,020)	(42.58)%
Professional fees	7,115	7,098	6,705	17	0.24 %	393	5.86 %
FDIC and other insurance	5,793	6,142	5,926	(349)	(5.68)%	216	3.64 %
Business development and marketing	8,855	6,876	7,157	1,979	28.78 %	(281)	(3.93)%
Provision (recovery of provision) for unfunded loan commitments	—	—	2,566	NM	NM	NM	NM
Other	14,075	12,385	14,867	1,690	13.65 %	(2,482)	(16.69)%
Total noninterest expense	$ 216,839	$ 203,601	$ 201,724	$ 13,238	6.50 %	$ 1,877	0.93 %

NM = Not Meaningful

Total salaries and employee benefits increased in 2025 from 2024, following an increase in 2024 from 2023.

Employee salaries grew $5.21 million or 5.16% in 2025 from 2024, compared to an increase of $7.45 million or 7.97% in 2024 from 2023. The increase in 2025 was mainly a result of higher base salaries due to normal merit increases and a rise in incentive compensation. The increase in 2024 was mainly a result of higher base salaries due to normal merit increases, the impact of wage inflation, and an increase in the number of employees from the filling of prior open positions and lower employee turnover as well as an increase in incentive compensation.

Employee benefits increased $2.45 million or 11.67% in 2025 from 2024, compared to a $1.15 million or 5.20% decrease in 2024 from 2023. During 2025, group insurance costs were higher due to overall higher health insurance claims experienced and an increase in employer profit sharing contribution expense due to the utilization of accumulated plan forfeitures to offset employer contributions in the prior year. During 2024, group insurance costs were lower due to fewer claims experienced and the utilization of accumulated plan forfeitures of $0.65 million to offset current year employer contribution expense.

Occupancy expense rose in 2025 from 2024, compared to an increase in 2024 from 2023. The expense increase in 2025 was primarily the result of higher building depreciation and increased premises expenses. The expense increase in 2024 was primarily the result of increased premises expenses and higher rents.

Furniture and equipment expense, including depreciation, increased in 2025 from 2024, and was relatively flat in 2024 from 2023. The increase in 2025 was primarily due to an increase in equipment repairs and maintenance and higher equipment depreciation.

Data processing expense rose in 2025 from 2024, following an increase in 2024 from 2023. The increases in both 2025 and 2024 were due to a rise in software maintenance costs and higher computer processing charges related to a variety of technology projects.

Depreciation on equipment owned under operating leases declined in 2025 from 2024, following a similar decrease in 2024 from 2023. In 2025 and 2024, depreciation on equipment owned under operating leases correlated with the change in equipment rental income.

Professional fees remained flat in 2025 from 2024, compared to an increase in 2024 from 2023. The higher expense in 2024 can primarily be attributed to a $1.08 million reversal of accrued legal fees in the first quarter of 2023, as well as an increase in audit and examination fees and the utilization of consulting services for technology projects and compliance services during the year.

FDIC and other insurance expense decreased in 2025 from 2024, and increased in 2024 from 2023. The decrease in 2025 was mainly the result of lower insurance premiums due to a more cost effective policy renewal. The increase in 2024 was mainly the result of higher insurance premiums during 2024. FDIC insurance premiums remained relatively stable during 2025 and 2024.

Business development and marketing expenses increased in 2025 from 2024, following a decrease in 2024 from 2023. The increased expense in 2025 was mainly the result of a $1.00 million dollar charitable contribution, increased business development expenses, and marketing promotions. The decreased expense in 2024 was mainly the result of a charitable contribution of $1.00 million made during 2023 offset with higher marketing promotions during the year.

During 2024, we reclassified the provision for unfunded loan commitments out of Other Noninterest Expense and into the Provision for Credit Losses in the Consolidated Statements of Income. We believe this reclassification more appropriately reflected the nature of this expense item and enhances comparability for peer comparison purposes.

Other expenses increased in 2025 as compared to 2024, and decreased in 2024 as compared to 2023. The higher expense in 2025 was primarily the result of fewer gains related to the sale of fixed assets and off-lease equipment, higher collection and repossession expenses, and increased intangible asset amortization offset by a reduction in fraud losses. The lower expense in 2024 was primarily the result of higher gains on the sale of fixed assets and leased equipment, lower printing and postage costs, reduced data communication line charges and a reduction in employment and relocation costs offset by a $0.85 million stolen check fraud loss.

Income Taxes — 1st Source recognized income tax expense in 2025 of $46.12 million, compared to $38.44 million in 2024, and $36.75 million in 2023. The effective tax rate in 2025 was 22.57% compared to 22.47% in 2024, and 22.73% in 2023.

For a detailed analysis of 1st Source's income taxes see Part II, Item 8, Financial Statements and Supplementary Data — Note 17 of the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Loan and Lease Portfolio — The following table shows 1st Source's loan and lease distribution at the end of each of the last two years as of December 31.

(Dollars in thousands)	2025	2024
Commercial and agricultural	$ 797,592	$ 772,974
Renewable energy	652,799	487,266
Auto and light truck	887,876	948,435
Medium and heavy duty truck	269,749	289,623
Aircraft	1,086,821	1,123,797
Construction equipment	1,221,135	1,203,912
Commercial real estate	1,269,765	1,215,265
Residential real estate and home equity	740,777	680,071
Consumer	120,155	133,465
Total loans and leases	$ 7,046,669	$ 6,854,808

At December 31, 2025, there were no concentrations within the loan portfolio of 10% or more of total loans and leases.

Loans and leases, net of unearned discount, at December 31, 2025, were $7.05 billion and were 77.82% of total assets, compared to $6.85 billion and 76.74% of total assets at December 31, 2024. Average loans and leases, net of unearned discount, increased $336.29 million or 5.10% and increased $394.47 million or 6.36% in 2025 and 2024, respectively.

Commercial and agricultural lending, excluding those loans secured by real estate, increased $24.62 million or 3.18% in 2025 over 2024. Commercial and agricultural lending outstandings were $797.59 million and $772.97 million at December 31, 2025 and December 31, 2024, respectively. Commercial loan growth continued to be somewhat constrained as our clients dealt with higher costs and tighter gross margins. Tariff impact is partially to blame as well as slowing consumer demand. Loan growth was particularly constrained in the small business sector. We saw this in the form of reduced line of credit (LOC) balances throughout the year. Further, the agricultural and recreational vehicle sectors are entering their fourth consecutive year of depressed commodity prices and demand, which caused lower LOC usage and reduced investments by these borrowers. Finally, our commercial and industrial loan outstandings continue to be impacted by the acquisition and subsequent pay-offs by private equity firms and larger competitors.

Renewable energy loans and leases increased $165.53 million or 33.97% in 2025 over 2024. Renewable energy loan and lease outstandings were $652.80 million and $487.27 million at December 31, 2025 and 2024, respectively. The increase during 2025 was due to continued positive momentum from the addition of new clients and repeat business from existing clients. Demand for renewable energy loans and leases remained accelerated during 2025 from the incentives associated with the Inflation Reduction Act and the shortened phase out period of these incentives with the passage of the One Big Beautiful Bill.

Auto and light truck loans decreased $60.56 million or 6.39% in 2025 over 2024. At December 31, 2025, auto and light truck loans had outstandings of $887.88 million and $948.44 million at December 31, 2024. This decrease was primarily attributable to vehicle rental clients' reaction to cyclical market adjustments resulting in the downsizing of total fleet and transition into lower capital cost units along with our selective credit approach.

Medium and heavy duty truck loans and leases decreased $19.87 million or 6.86% in 2025. Medium and heavy duty truck financing at December 31, 2025 and 2024 had outstandings of $269.75 million and $289.62 million, respectively. The decrease at December 31, 2025 from December 31, 2024 can be mainly attributed to reduced equipment demand related to an ongoing trucking industry recession, selective credit approach, and maintenance of our adjusted yields.

Aircraft financing at year-end 2025 decreased $36.98 million or 3.29% from year-end 2024. Aircraft financing at December 31, 2025 and 2024 had outstandings of $1.09 billion and $1.12 billion, respectively. Domestic aircraft average outstandings increased modestly, while end-of-period balances declined year-over-year. The decline was driven by elevated client payoffs as aircraft owners capitalized on strong market pricing by divesting assets or aviation-related businesses during 2025. We continue to exercise a consistent disciplined approach to aircraft types and client credit profiles. Our foreign outstandings, all denominated in U.S. dollars, increased 6.23% during 2025 and were $319.93 million and $301.18 million as of December 31, 2025 and 2024, respectively. Loan and lease outstandings to borrowers in Brazil and Mexico were $136.98 million and $163.70 million as of December 31, 2025, respectively, compared to $129.12 million and $145.85 million as of December 31, 2024, respectively. Outstanding balances to other borrowers in other countries were insignificant.

Construction equipment financing increased $17.22 million or 1.43% in 2025 compared to 2024. Construction equipment financing at December 31, 2025 had outstandings of $1.22 billion, compared to outstandings of $1.20 billion at December 31, 2024. The growth in this category was primarily due to significant new client relationships and continued growth with existing clients primarily amongst road builders and site development clients.

Commercial loans secured by real estate increased $54.50 million or 4.48% in 2025 over 2024. Commercial loans secured by real estate outstanding at December 31, 2025 were $1.27 billion and $1.22 billion at December 31, 2024. Approximately 61% of loans were owner occupied at December 31, 2025. We continue to have solid loan demand within our markets as liquidity concerns, which have impacted many of our competitors' willingness to lend as aggressively as they had been into commercial real estate, gave us more opportunities while underwriting standards and yields also improved. The majority of our non-owner occupied commercial real estate (CRE) projects are located within our primary market area. We had good CRE loan growth in 2025, fueled by continued funding of in-process projects nearing completion throughout the year. This new project funding was partially offset by an increasing number of CRE payoffs, via the sale of projects or refinancing in secondary markets. We continue to have very minimal exposure to non-owner occupied office property.

Residential real estate and home equity loans were $740.78 million at December 31, 2025 and $680.07 million at December 31, 2024. Residential real estate and home equity loans increased $60.71 million or 8.93% in 2025 from 2024. Residential mortgage and home equity outstandings grew in 2025 as clients began to turn back to home equity loans as variable rates began to decrease. Also, our fixed rate term second mortgages grew as clients looked to pull equity from increased home values instead of doing cash out refinances, which would impact their low mortgage rates that were locked in during COVID. In addition, the overall increase in home values, as well as home repairs and improvements, has resulted in more loans in our portfolio.

Consumer loans decreased $13.31 million or 9.97% in 2025 over 2024. Consumer loans outstanding at December 31, 2025, were $120.16 million and $133.47 million at December 31, 2024. During 2025, higher vehicle prices, reduced inventory levels, and consumer's lack of liquidity contributed to the decrease in consumer loans.

The following table shows the contractual maturities of loans and leases outstanding as of December 31, 2025 as well as classification according to the sensitivity to changes in interest rates.

(Dollars in thousands)	0-1 Year	1-5 Years	5-15 Years	Over 15 Years	Total
Commercial and agricultural					
Fixed rate	$ 70,819	$ 176,490	$ 11,526	$ —	$ 258,835
Variable rate	331,005	182,735	24,700	317	538,757
Total commercial and agricultural	401,824	359,225	36,226	317	797,592
Renewable energy					
Fixed rate	12,726	34,582	52,911	1,849	102,068
Variable rate	196,133	163,793	190,805	—	550,731
Total renewable energy	208,859	198,375	243,716	1,849	652,799
Auto and light truck					
Fixed rate	197,305	268,914	4,393	—	470,612
Variable rate	166,761	250,503	—	—	417,264
Total auto and light truck	364,066	519,417	4,393	—	887,876
Medium and heavy duty truck					
Fixed rate	93,162	172,984	3,122	—	269,268
Variable rate	293	188	—	—	481
Total medium and heavy duty truck	93,455	173,172	3,122	—	269,749
Aircraft					
Fixed rate	167,142	533,982	13,087	—	714,211
Variable rate	76,094	210,888	85,628	—	372,610
Total aircraft	243,236	744,870	98,715	—	1,086,821
Construction equipment					
Fixed rate	376,894	790,095	12,344	—	1,179,333
Variable rate	16,949	23,912	941	—	41,802
Total construction equipment	393,843	814,007	13,285	—	1,221,135
Commercial real estate					
Fixed rate	115,449	451,689	44,930	—	612,068
Variable rate	62,065	422,748	166,454	6,430	657,697
Total commercial real estate	177,514	874,437	211,384	6,430	1,269,765
Residential real estate and home equity					
Fixed rate	73,344	188,565	184,933	5,298	452,140
Variable rate	62,748	147,217	77,189	1,483	288,637
Total residential real estate and home equity	136,092	335,782	262,122	6,781	740,777
Consumer					
Fixed rate	51,855	52,593	86	—	104,534
Variable rate	10,170	5,445	6	—	15,621
Total consumer	62,025	58,038	92	—	120,155
Total loans and leases					
Fixed rate	1,158,696	2,669,894	327,332	7,147	4,163,069
Variable rate	922,218	1,407,429	545,723	8,230	2,883,600
Total loans and leases	$ 2,080,914	$ 4,077,323	$ 873,055	$ 15,377	$ 7,046,669

During 2025, approximately 38% of the Bank's residential mortgage originations were sold into the secondary market. Mortgage loans held for sale were $4.87 million at December 31, 2025 and were $2.57 million at December 31, 2024.

1st Source Bank sells residential mortgage loans to Fannie Mae as well as FHA-insured and VA-guaranteed loans in Ginnie Mae mortgage-backed securities. Additionally, we have sold loans on a service released basis to various other financial institutions in the past. The agreements under which we sell these mortgage loans contain various representations and warranties regarding the acceptability of loans for purchase. On occasion, we may be asked to indemnify the loan purchaser for credit losses on loans that were later deemed ineligible for purchase or we may be asked to repurchase a loan. Both circumstances are collectively referred to as "repurchases." Within the industry, repurchase demands have decreased during recent years. We believe the loans we have underwritten and sold to these entities have met or exceeded applicable transaction parameters.

Our liability for repurchases, included in Accrued Expenses and Other Liabilities on the Statements of Financial Condition, was $0.12 million and $0.18 million as of December 31, 2025 and 2024, respectively. Our expense for repurchase losses, included in Loan and Lease Collection and Repossession expense on the Statements of Income, was $0.07 million of recoveries in 2025 compared to $0.02 million of expense in 2024 and recoveries of $0.07 million in 2023. The mortgage repurchase liability represents our best estimate of the loss that we may incur. The estimate is based on specific loan repurchase requests and a historical loss ratio with respect to origination dollar volume. Because the level of mortgage loan repurchase losses is dependent on economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.

CREDIT EXPERIENCE

Allowance for Credit Losses — The allowance for credit losses considers the historical loss experience, current conditions, and reasonable and supportable forecasts. To estimate expected loan and lease losses under the Current Expected Credit Losses (CECL) methodology, we use a broad range of data over a lengthy time horizon, generally back to the fourth quarter of 2007, thus capturing most of the economic business cycle which includes the Great Recession and the subsequent recovery which supports full lifetime losses. CECL requires our loan portfolio to be segregated into pools based on similar risk characteristics.

Pooled loans and leases are collectively evaluated using either a cohort cumulative loss rate methodology or a transition matrix-based probability of default (PD)/loss given default (LGD) methodology. Our management evaluates the allowance quarterly, reviewing all loans and leases over a fixed-dollar amount ($250,000) where the internal credit quality grade is at or below a predetermined classification, considering actual and anticipated loss experience, current economic events in specific industries, and other pertinent factors including general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates and adjustments to historical loss rates to capture differences that may exist between current and historical conditions, including consideration of economic risk which is generally reflected in a forecast adjustment, specific industry risk and concentration risk, all of which may be susceptible to significant and unforeseen changes. We review the loan and lease portfolios to identify borrowers that might develop financial problems and to mitigate losses. Our allowance for loan and lease losses is provided for by direct charges to the provision for credit losses on the Consolidated Statements of Income. Losses on loans and leases are charged against the allowance and likewise, recoveries during the period for prior losses are credited to the allowance. We utilize similar processes to estimate our liability for credit losses on unfunded loan commitments which is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Position and is provided for by direct charges to the provision for unfunded loan commitments located in Provision for Credit Losses on the Consolidated Statements of Income. See Part II, Item 8, Financial Statements and Supplementary Data — Note 1 of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the allowance for credit losses.

We perform a thorough analysis of charge-offs, non-performing asset levels, special attention outstandings and delinquency to review portfolio trends, including specific industry risks and economic conditions, which may have an impact on the allowance and allowance ratios applied to various portfolios. We adjust the calculated historical-based ratio based on analysis of environmental factors, principally specific industry risk, collateral risk, and concentration risk, along with global economic and political issues. Our forecast adjustment includes key economic factors affecting our portfolios such as growth in gross domestic product, unemployment rates, housing market trends, commodity prices, and inflation. Forecasts are difficult to establish and the current environment presents ongoing challenges. The domestic economic outlook remains uncertain amid shifting trade/tariff policies, still-elevated inflation and interest rates, softening labor conditions, signs of consumer stress and weakening sentiment, and heightened geopolitical risks. GDP growth has largely exceeded forecasts in recent quarters, in large part due to front loading of inventory purchases in preparation for the implementation of tariffs. However, substantial headwinds remain in the forward outlook. Uncertainty is elevated given broadening global conflicts and significant political shifts domestically and internationally. U.S. tariff policy remains fluid, which has created volatility in the operating backdrop for our borrowers and markets. Collateral values are significant to underwriting our specialty finance portfolios and there is heightened potential for future policy changes to impact asset valuations. Management cannot predict the timing or magnitude of future policy changes but actively monitors developments and adjusts underwriting, including amortization and down payment requirements, as conditions evolve. Concentration risk is impacted primarily by geographic concentration in northern Indiana and southwestern Michigan in our business banking and commercial real estate portfolios and by collateral concentration in our specialty finance portfolios.

We include a factor for global risk in our analysis. While difficult to predict with precision, global risks may adversely impact our borrowers, weakening their ability to repay their financial obligations. The global outlook calls for slowing growth, pressured by high sovereign debt levels and fiscal vulnerabilities, rising protectionism and trade tensions, and still-elevated interest rates and inflation. Global geopolitical uncertainty impacts the outlook and various ongoing foreign conflicts introduce downside risk. Trade tensions are rising which increases the potential for supply chain disruptions. Terrorism remains a persistent concern and risks of a catastrophic event are elevated. In Brazil and Mexico, where we have a presence with our aircraft lending, there are concerns with deteriorating economic growth prospects, persistent inflation and high interest rates, and long-standing structural issues including income inequality, poverty, and crime. Inflation remains a headline concern in Brazil where central bank rates are currently at a nearly two-decade high, and a heavy public debt burden pressures fiscal policy. Mexico is facing prospects of weakened economic growth, elevated inflation, and ongoing U.S. trade tensions.

The following discussion focuses on relevant economic conditions and various circumstances impacting the December 31, 2025 allowance for loan and lease losses of each of our loan and lease segments.

Commercial and agricultural – The allowance increased year-over-year due to modest loan growth, partially offset by a slight decline in special attention balances which carry higher reserves, and lower historical loss rates within the portfolio prior to the impact of the forecast adjustment. Multiple industries are represented in the commercial and agricultural portfolio and the outlook for the portfolio remains guarded. Small businesses remain challenged to absorb still-elevated interest rates, higher cost of capital, compete for labor, and control expenses. In our underlying industries, wholesalers have generally performed well, while manufacturers remain under pressure. The recreational vehicle industry, which is centered in our footprint, continues to struggle with low demand as it navigates a sharp pullback from record high shipment levels reached in 2022. The outlook for 2026 reflects ongoing weak demand and only modest improvement as compared to 2025. Pressures in the agricultural sector remain evident, although grain did find some footing in 2025 after experiencing sharp declines the previous year. Charge-off rates in the commercial and agricultural portfolio were modest in 2025 and credit quality remains acceptable, but we continue to see elevated special attention activity within the portfolio, particularly in small dollar accounts.

Renewable energy – Our allowance increased primarily due to loan growth, along with a slight increase in qualitative adjustments to address changes in the regulatory environment applicable to the portfolio. Our renewable energy (predominately solar) portfolio continues to perform well. Growth opportunities abound and overall credit quality remains solid. Risks include construction and developer related risks and delays, site issues, climate and weather risks, regulatory problems and permitting issues, as well as utility interconnection delays. Maturity risk and refinancing costs are elevated given the elevated interest rate environment. To date, we have not incurred any losses in this portfolio and credit performance continues to be favorable.

Auto and light truck – The primary auto rental segment of the auto and light truck portfolio remains under stress as the industry struggles with overcapacity, higher vehicle prices, elevated interest costs, and weak rental rates. Our allowance increased due to higher special attention balances, which are reserved at higher rates, an increase in historical loss rates, and an increase in qualitative adjustments to address continued elevated risk within the auto rental segment. The decline in loan balances within the portfolio is largely due to borrowers' de-fleeting activity in the auto rental segment to address overcapacity. Credit quality weakened for a second consecutive year in the auto rental segment, as average delinquency and non-performing rates increased year-over-year. Wholesale used vehicle prices have held up better than in past industry downturns and stable asset valuations, along with tighter underwriting standards, have limited charge-off exposures. Overall, wholesale vehicle prices ended the year relatively stable and remain above the longer-term valuation trend line. Somewhat muted original equipment manufacturers' ("OEM") production volumes have also likely provided pricing support to used vehicle markets. The auto leasing segment performed well in 2025 and the portfolio continues to exhibit stable credit quality and low delinquency. Leasing customers lease to auto rental companies as well as other commercial entities. Our auto leasing portfolio is concentrated in larger client exposures. We remain diligent in our underwriting, setting residual values appropriately and monitoring fleet mix given the potential for volatility in vehicle prices.

Medium and heavy duty truck – The portfolio's allowance decreased due to lower loan balances. The industry remains challenged by overcapacity, but freight rates appear to be stabilizing. This portfolio has historically been a barometer for overall economic weakness and the industry has experienced several high-profile carrier bankruptcies and generally difficult conditions over the last several years. In previous downturns, small companies and independent owner-operators were hit the hardest and asset valuations were pressured. Asset valuations have weakened in the segment. We did not incur any credit losses in the portfolio during the period.

Aircraft – The portfolio's allowance decreased as we experienced a modest decline in loan balances year-over-year in our domestic aircraft segment, while growth in our foreign aircraft segment was essentially flat. Credit quality metrics remain stable. Aircraft collateral values, particularly those in our niche, strengthened considerably early in this economic cycle but have leveled off with more available inventory. The portfolio has maintained stable credit quality in recent years, but was among the sectors affected most by the sluggish economy following the Great Recession. We experienced minimal loss in the portfolio this year, but our portfolio loss history has experienced past volatility, characterized by lengthy periods of minimal losses or modest recoveries followed by short intervals of high losses. In this portfolio, we have $320 million of foreign exposure, primarily domiciled in Mexico and Brazil. Brazil's economy remains burdened by high sovereign debt levels and high interest rates. Mexico's economic growth is expected to be somewhat weak as it manages through ongoing U.S. trade tensions. Heavy indebtedness and financial problems with state-owned oil firm Pemex are an ongoing concern for Mexico's broader growth prospects.

Construction equipment – Our construction equipment portfolio reported more muted loan growth in 2025, compared to relatively high growth rates in previous years since the end of the pandemic. The allowance decrease was primarily driven by a reduction in qualitative factors for elevated problem loan activity in the segment due to improving credit quality trends. Infrastructure spending continues to have a positive impact on many contractors within the segment. Credit quality generally improved as delinquency rates were muted, special attention balances, which are reserved at higher rates, ended the year lower and non-performing balances also declined. The portfolio has experienced some elevated loss activity in recent years which has been successfully mitigated, achieving fairly high recovery rates with time. There is ongoing concern for construction contractors as the portfolio is inherently vulnerable to energy price volatility, high interest rates, and changes in the regulatory environment. Construction projects can have unknown costs or delays and large project risk is ever-present. Volatile energy, labor, and material prices create difficulties for cost structures in an industry that often operates under longer-term contracts lacking adequate cost escalators. Shifting trade policies add uncertainty, potentially increasing raw material and equipment costs. Historically, we have experienced less volatility in this portfolio than the broader industry as losses have been mitigated by appropriate underwriting and a global market for used construction equipment.

Commercial real estate – Similar to the commercial portfolio, our commercial real estate loans are concentrated in our local market with local customers although we do fund select projects outside our market with multi-state developers that are headquartered in our footprint. The allowance increase was due to loan growth in both owner and non-owner-occupied segments. We continue to monitor construction risk and maturity repricing risk in the elevated interest rate environment. Approximately 61% of the Bank's exposure in this portfolio is from owner-occupied facilities where we are the primary relationship bank for our clients. Special attention activity in both the owner-occupied and non-owner-occupied segments remains modest with generally stable credit quality. We have seen limited evidence of slow lease-up and rental rate pressures in select markets in the multi-family segment. We reviewed our qualitative adjustments as of year-end and made slight adjustments to a factor addressing interest rate maturity risk and a slight increase to our construction risk factor as the loan volume of projects under construction remains higher than prior periods.

Residential real estate and home equity – Our residential real estate and home equity portfolio consists of loans to individuals in the communities we serve. The allowance increased due to loan growth. Generally, residential mortgage loans are originated using standards that result in salable mortgages. Home equity loans are also advanced in compliance with regulatory guidelines and the Bank's credit policy. Losses in these portfolios have been immaterial since 2013. Qualitative factors in the portfolio are primarily for reasonable and supportable forecasts, although we maintain an adjustment to account for an elevated amount of non-salable adjustable-rate mortgages in the loan mix with repricing risk at maturity.

Consumer – Our consumer loan portfolio consists of loans to individuals in the communities we serve. This portfolio consists primarily of loans secured by autos with advances in compliance with the Bank's underwriting standards. The allowance was minimally changed year-over-year as lower loan balances were offset by higher historical loss rates in the portfolio. Delinquency rates remain manageable but are trending upward. Loss rates were modest from 2013 through the end of the pandemic, but we have experienced higher write-downs in each of the last three years. We review our qualitative adjustments each quarter, which primarily consist of reasonable and supportable forecasts and also include an adjustment to account for increasing delinquency and nonperforming activity within the portfolio.

Allowance for loan and lease losses – The allowance for loan and lease losses at December 31, 2025, totaled $161.85 million and was 2.30% of loans and leases, compared to $155.54 million or 2.27% of loans and leases at December 31, 2024 and $147.55 million or 2.26% of loans and leases at December 31, 2023. It is our opinion that the allowance for loan and lease losses was appropriate to absorb current expected credit losses inherent in the loan and lease portfolio as of December 31, 2025.

Charge-offs for loan and lease losses were $8.30 million for 2025, compared to $13.73 million for 2024 and $6.65 million for 2023. Primarily reflective of loan and lease growth and accretive forecast adjustments, we added $10.51 million to the provision for credit losses on loans and leases for 2025, compared to a provision of $13.66 million for 2024 and a provision of $5.87 million for 2023.

The following table summarizes our loan and lease loss experience for each of the last three years ended December 31.

(Dollars in thousands)	2025	2024	2023
Amounts of loans and leases outstanding at end of period	$ 7,046,669	$ 6,854,808	$ 6,518,505
Average amount of net loans and leases outstanding during period	$ 6,934,619	$ 6,598,329	$ 6,203,857
Amount of unfunded loan commitments at end of period[1]	$ 1,460,418	$ 1,326,724	$ 1,478,840
Balance of allowance for loan and lease losses at beginning of period	$ 155,540	$ 147,552	$ 139,268
Charge-offs:			
Commercial and agricultural	2,420	9,825	4,305
Renewable energy	—	—	—
Auto and light truck	2,366	730	729
Medium and heavy duty truck	—	—	—
Aircraft	485	68	—
Construction equipment	1,407	1,692	54
Commercial real estate	27	—	248
Residential real estate and home equity	74	66	101
Consumer	1,521	1,349	1,211
Total charge-offs	8,300	13,730	6,648
Recoveries:			
Commercial and agricultural	929	418	243
Renewable energy	—	—	—
Auto and light truck	1,806	3,273	5,591
Medium and heavy duty truck	—	—	12
Aircraft	565	1,279	967
Construction equipment	426	2,100	1,656
Commercial real estate	90	724	11
Residential real estate and home equity	21	26	334
Consumer	257	235	252
Total recoveries	4,094	8,055	9,066
Net charge-offs (recoveries)	4,206	5,675	(2,418)
Provision for credit losses - loans and leases	10,512	13,663	5,866
Balance of allowance for loan and lease losses at end of period	$ 161,846	$ 155,540	$ 147,552
Balance of liability for unfunded loan commitments at beginning of period	$ 6,985	$ 8,182	$ 5,616
Provision (recovery of provision) for credit losses - unfunded loan commitments	2,050	(1,197)	2,566
Balance of liability for unfunded loan commitments at end of period	$ 9,035	$ 6,985	$ 8,182
Asset Quality Ratios:			
Net charge-offs (recoveries) to average net loans and leases outstanding	0.06 %	0.09 %	(0.04)%
Allowance for loan and lease losses to net loans and leases outstanding end of period	2.30 %	2.27 %	2.26 %
Liability for unfunded loan commitments to unfunded loan commitments end of period	0.62 %	0.53 %	0.55 %
Allowance for loan and lease losses and liability for unfunded loan commitments to net loans and leases outstanding and unfunded loan commitments end of period	2.01 %	1.99 %	1.95 %

(1) Represents noncancelable commitments

The following table shows net charge-offs (recoveries) as a percentage of average loans and leases by portfolio type:

	2025	2024	2023
Commercial and agricultural	0.19 %	1.29 %	0.52 %
Renewable energy	—	—	—
Auto and light truck	0.06	(0.26)	(0.55)
Medium and heavy duty truck	—	—	—
Aircraft	(0.01)	(0.11)	(0.09)
Construction equipment	0.08	(0.04)	(0.16)
Commercial real estate	(0.01)	(0.06)	0.02
Residential real estate and home equity	0.01	0.01	(0.04)
Consumer	1.00	0.81	0.66
Total net charge-offs (recoveries) to average portfolio loans and leases	0.06 %	0.09 %	(0.04)%

The allowance for loan and lease losses has been allocated according to the amount deemed necessary to provide for the estimated current expected credit losses. The following table shows the amount of such components of the allowance for loan and lease losses at December 31 and the ratio of such loan and lease categories to total outstanding loan and lease balances.

| | 2025 | | 2024 | |
| | Allowance Amount | Percentage of Loans and Leases in Each Category to Total Loans and Leases | Allowance Amount | Percentage of Loans and Leases in Each Category to Total Loans and Leases |
(Dollars in thousands)				
Commercial and agricultural	$ 21,983	11.32 %	$ 21,316	11.28 %
Renewable energy	11,833	9.26	8,562	7.11
Auto and light truck	21,653	12.60	18,437	13.84
Medium and heavy duty truck	6,295	3.83	7,292	4.22
Aircraft	35,843	15.42	36,663	16.39
Construction equipment	27,529	17.33	28,258	17.56
Commercial real estate	25,396	18.02	24,821	17.73
Residential real estate and home equity	9,076	10.51	7,976	9.92
Consumer	2,238	1.71	2,215	1.95
Total	$ 161,846	100.00 %	$ 155,540	100.00 %

Nonperforming Assets — Nonperforming assets include loans past due over 90 days, nonaccrual loans and leases, other real estate, repossessions and other nonperforming assets we own. Our policy is to discontinue the accrual of interest on loans and leases where principal or interest is past due and remains unpaid for 90 days or more, or when an individual analysis of a borrower's credit worthiness indicates a credit should be placed on nonperforming status, except for residential real estate and home equity loans, and consumer loans that are both well secured and in the process of collection.

Nonperforming assets amounted to $77.38 million at December 31, 2025, compared to $31.33 million at December 31, 2024, and $24.24 million at December 31, 2023. During 2025, interest income on nonaccrual loans and leases would have increased by approximately $5.83 million compared to $2.06 million in 2024 if these loans and leases had earned interest at their full contractual rate.

Nonperforming assets at December 31, 2025 increased from December 31, 2024, mainly due to increases in nonaccrual loans and leases in the auto rental segment of our auto and light truck portfolio, partially offset by lower nonaccrual loans and leases in our construction portfolio. Repossessions consisted mainly of units in the construction equipment and consumer portfolios. There is no other real estate owned as of year end.

Nonperforming assets at December 31 *(Dollars in thousands)*	2025	2024
Loans past due over 90 days	$ 460	$ 106
Nonaccrual loans and leases:		
Commercial and agricultural	2,493	4,715
Renewable energy	—	—
Auto and light truck	54,348	2,806
Medium and heavy duty truck	1,576	—
Aircraft	—	—
Construction equipment	11,341	17,976
Commercial real estate	2,459	1,595
Residential real estate and home equity	3,645	2,711
Consumer	740	810
Total nonaccrual loans and leases	76,602	30,613
Total nonperforming loans and leases	77,062	30,719
Other real estate	—	460
Repossessions:		
Commercial and agricultural	21	—
Auto and light truck	—	—
Medium and heavy duty truck	—	—
Aircraft	—	—
Construction equipment	192	134
Consumer	54	21
Total repossessions	267	155
Operating leases	49	—
Total nonperforming assets	$ 77,378	$ 31,334
Nonperforming loans and leases to loans and leases, net of unearned discount	1.09 %	0.45 %
Nonperforming assets to loans and leases and operating leases, net of unearned discount	1.10 %	0.46 %
Coverage ratio of allowance for loan and lease losses to nonperforming loans and leases	210.02 %	506.33 %

Potential Problem Loans — Potential problem loans consist of loans that are performing but for which management has concerns about the ability of a borrower to continue to comply with repayment terms because of potential operating or financial difficulties. Management monitors these loans closely and reviews their performance on a regular basis. As of December 31, 2025 and 2024, we had $11.10 million and $20.60 million, respectively, in loans of this type which are not included in either of the non-accrual or 90 days past due loan categories. At December 31, 2025, potential problem loans consisted of five relationships; two relationships in the commercial and agricultural portfolio, two relationships in the auto and light truck portfolio, and one relationship in the commercial real estate portfolio. Weakness in the borrowers' operating performance have caused us to give heighten attention to these credits.

INVESTMENT PORTFOLIO

The amortized cost of securities available-for-sale at year-end 2025 decreased 4.98% from 2024, following a 6.34% decrease from year-end 2023 to year-end 2024. The amortized cost of securities available-for-sale at December 31, 2025 was 17.32% of total assets, compared to 18.48% of total assets at December 31, 2024.

The following table shows the amortized cost of investment securities available-for-sale as of December 31.

(Dollars in thousands)	2025	2024
U.S. Treasury and Federal agencies securities	$ 697,652	$ 786,417
U.S. States and political subdivisions securities	113,126	86,305
Mortgage-backed securities — Federal agencies	757,151	777,962
Corporate debt securities	500	—
Total debt securities available-for-sale	$ 1,568,429	$ 1,650,684

Yields on tax-exempt obligations are calculated on a fully tax-equivalent basis assuming a 21% tax rate. The following table shows the maturities of securities available-for-sale at December 31, 2025, at the amortized costs and weighted average yields of such securities.

(Dollars in thousands)	Amount	Yield
U.S. Treasury and Federal agencies securities		
Under 1 year	$ 79,684	1.41 %
1 – 5 years	556,589	3.31
5 – 10 years	61,379	4.35
Over 10 years	—	—
Total U.S. Treasury and Federal agencies securities	697,652	3.19
U.S. States and political subdivisions securities		
Under 1 year	6,806	2.87
1 – 5 years	53,756	3.10
5 – 10 years	38,134	4.89
Over 10 years	14,430	5.89
Total U.S. States and political subdivisions securities	113,126	4.04
Corporate debt securities		
Under 1 year	—	—
1 – 5 years	500	4.15
5 – 10 years	—	—
Over 10 years	—	—
Total Corporate debt securities	500	4.15
Mortgage-backed securities — Federal agencies	757,151	2.89
Total investment securities available-for-sale	$ 1,568,429	3.11 %

At December 31, 2025, the residential mortgage-backed securities we held consisted of GNMA, FNMA and FHLMC pass-through certificates (Government Sponsored Enterprise, GSEs). The type of loans underlying the securities were all conforming loans at the time of issuance. The underlying GSEs backing these mortgage-backed securities are rated Aaa or AA+ from the rating agencies. At December 31, 2025, the vintage (years originated) of the underlying loans comprising our securities are: 12% in the year 2025; 8% in the year 2024; 18% in the years 2022 and 2023; 48% in the years 2020 and 2021; 5% in the years 2018 and 2019; 9% in the years 2017 and prior.

DEPOSITS

The following table shows the average daily amounts of deposits and rates paid on such deposits.

(Dollars in thousands)	2025		2024		2023	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand	$ 1,601,954	— %	$ 1,609,001	— %	$ 1,753,149	— %
Interest bearing demand	2,554,311	2.36	2,463,386	2.73	2,481,362	2.33
Savings	1,376,299	1.57	1,255,111	1.45	1,181,314	0.68
Time	1,849,727	4.00	1,791,459	4.55	1,541,419	3.73
Total deposits	$ 7,382,291		$ 7,118,957		$ 6,957,244	

The following table shows the estimated scheduled maturities of the portion of time deposits in U.S. offices in excess of the FDIC insurance limit and time deposits that are otherwise uninsured.

(Dollars in thousands)	
Under 3 Months	$ 165,518
4 – 6 Months	157,830
7 – 12 Months	151,325
Over 12 Months	172,118
Total	$ 646,791

See Part II, Item 8, Financial Statements and Supplementary Data — Note 10 of the Notes to Consolidated Financial Statements for additional information on deposits.

SHORT-TERM BORROWINGS

The following table shows the distribution of our short-term borrowings and the weighted average interest rates thereon at the end of each of the last two years. Also provided are the maximum amount of borrowings and the average amount of borrowings, as well as weighted average interest rates for the last two years.

(Dollars in thousands)	Federal Funds Purchased and Securities Repurchase Agreements	Federal Home Loan Bank Advances	Federal Reserve Advances	Other Short-Term Borrowings	Total Borrowings
2025					
Balance at December 31, 2025	$ 112,470	$ 125,000	$ —	$ 1,151	$ 238,621
Maximum amount outstanding at any month-end	112,470	125,000	—	1,835	239,305
Average amount outstanding	63,170	20,041	1,918	1,495	86,624
Weighted average interest rate during the year	1.04 %	4.46 %	1.45 %	— %	1.83 %
Weighted average interest rate for outstanding amounts at December 31, 2025	2.04 %	3.79 %	— %	— %	2.94 %
2024					
Balance at December 31, 2024	$ 72,346	$ 75,000	$ 100,000	$ 1,852	$ 249,198
Maximum amount outstanding at any month-end	82,591	170,000	100,000	2,450	355,041
Average amount outstanding	61,956	64,987	100,027	1,878	228,848
Weighted average interest rate during the year	1.01 %	5.40 %	4.84 %	— %	3.92 %
Weighted average interest rate for outstanding amounts at December 31, 2024	1.15 %	4.50 %	4.76 %	— %	3.60 %

During January 2024, we borrowed $100 million from the Federal Reserve's Bank Term Funding Program based on the economics of the borrowing relative to our other funding sources. During January 2025, we repaid the borrowing in full.

LIQUIDITY AND CAPITAL RESOURCES

Core Deposits — Our major source of investable funds is provided by stable core deposits consisting of all interest bearing and noninterest bearing deposits, excluding brokered certificates of deposit, listing services certificates of deposit and certain certificates of deposit over $250,000 based on established FDIC insured deposits. In 2025, average core deposits equaled 72.62% of average total assets, compared to 71.39% in 2024 and 73.77% in 2023. The effective rate of core deposits in 2025 was 1.80%, compared to 1.97% in 2024 and 1.45% in 2023.

Average noninterest bearing core deposits decreased 0.44% in 2025 compared to a decrease of 8.22% in 2024. These represented 24.56% of total core deposits in 2025, compared to 25.79% in 2024, and 28.24% in 2023.

Purchased Funds — We use purchased funds to supplement core deposits, which include certain certificates of deposit over $250,000, brokered certificates of deposit, listing services certificates of deposit, over-night borrowings, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings which includes Federal Home Loan Bank and Federal Reserve Bank borrowings. Purchased funds are raised from customers seeking short-term investments and are used to manage the Bank's interest rate sensitivity. During 2025, our reliance on purchased funds decreased to 10.54% of average total assets from 12.69% in 2024.

Shareholders' Equity — Average shareholders' equity equated 13.39% of average total assets in 2025, compared to 12.10% in 2024. Shareholders' equity was 14.08% of total assets at year-end 2025, compared to 12.44% at year-end 2024. We include unrealized gains (losses) on available-for-sale securities, net of income taxes, in accumulated other comprehensive income (loss) which is a component of shareholders' equity. While regulatory capital adequacy ratios exclude unrealized gains (losses), it does impact our equity as reported in the audited financial statements. The unrealized losses on available-for-sale securities, net of income taxes, were $34.78 million and $87.23 million at December 31, 2025 and 2024, respectively. The unrealized losses occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase. Additionally, we do not intend to sell these available-for-sale investment securities and it is more likely than not that we will not be required to sell these investments before recovery of the amortized cost basis, which may be the maturity dates of the securities.

Other Liquidity — Under Indiana law governing the collateralization of public fund deposits, the Indiana Board of Depositories determines which financial institutions are required to pledge collateral based on the strength of their financial ratings. We have been informed that no collateral is required for our public fund deposits. However, the Board of Depositories could alter this requirement in the future and adversely impact our liquidity. Our potential liquidity exposure if we must pledge collateral is approximately $1.44 billion.

Liquidity Risk Management — The Bank's liquidity is monitored and closely managed by the Asset/Liability Management Committee (ALCO), whose members are comprised of the Bank's senior management. Asset and liability management includes the management of interest rate sensitivity and the maintenance of an adequate liquidity position. The purpose of interest rate sensitivity management is to stabilize net interest income during periods of changing interest rates.

Liquidity management is the process by which the Bank ensures that adequate liquid funds are available to meet short-term and long-term financial commitments on a timely basis. Financial institutions must maintain liquidity to meet day-to-day requirements of depositors and borrowers, take advantage of market opportunities and provide a cushion against unforeseen needs.

Liquidity of the Bank is derived primarily from core deposits, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources. The most stable source of liability-funded liquidity is deposit growth and retention of the core deposit base. The principal source of asset-funded liquidity is available-for-sale investment securities, cash and due from banks, overnight investments, securities purchased under agreements to resell, and loans and interest bearing deposits with other banks maturing within one year. Additionally, liquidity is provided by repurchase agreements, and the ability to borrow from the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB).

The Bank's liquidity strategy is guided by internal policies and the Interagency Policy Statement on Funding and Liquidity Risk Management. Internal guidelines consist of:

(i)   Available Liquidity (sum of short term borrowing capacity) greater than $500 million;

(ii) Liquidity Ratio (total of net cash, short term investments and unpledged marketable assets divided by the sum of net deposits and short term liabilities) greater than 15%;

(iii) Dependency Ratio (net potentially volatile liabilities minus short-term investments divided by total earning assets minus short-term investments) less than 15%; and

(iv) Loans to Deposits Ratio less than 100%

At December 31, 2025, we were in compliance with the foregoing internal policies and regulatory guidelines.

The Bank also maintains a contingency funding plan that assesses the liquidity needs under various scenarios of market conditions, asset growth and credit rating downgrades. The plan includes liquidity stress testing which measures various sources and uses of funds under the different scenarios. The contingency plan provides for ongoing monitoring of unused borrowing capacity and available sources of contingent liquidity to prepare for unexpected liquidity needs and to cover unanticipated events that could affect liquidity.

We maintain prudent strategies to support a strong liquidity position. The following table represents our sources of liquidity as of December 31, 2025.

(Dollars in thousands)		**Available**
Internal Sources		
Unencumbered securities	$	1,285,144
External Sources		
FHLB advances[1]		479,610
FRB borrowings		366,265
Fed funds purchased[2]		360,000
Brokered deposits[3]		685,119
Listing services deposits[3]		451,572
Total liquidity	$	3,627,710
% of Total deposits net brokered and listing services certificates of deposit		51.79 %

(1) Availability is shown net of required stock purchases under the FHLB activity-based stock ownership requirement, which is currently 4.50%, and may vary

(2) Availability contingent on correspondent bank approvals at time of borrowing

(3) Availability contingent on internal borrowing guidelines

External sources as listed in the table above are managed to approved guidelines by our Board of Directors. Total net available liquidity was $3.63 billion at December 31, 2025, which accounted for approximately 52% of total deposits net of brokered and listing services certificates of deposits.

Interest Rate Risk Management — ALCO monitors and manages the relationship of earning assets to interest bearing liabilities and the responsiveness of asset yields, interest expense, and interest margins to changes in market interest rates. In the normal course of business, we face ongoing interest rate risks and uncertainties. We may utilize interest rate swaps to partially manage the primary market exposures associated with the interest rate risk related to underlying assets, liabilities, and anticipated transactions.

A hypothetical change in net interest income was modeled by calculating an immediate 200 basis point (2.00%) and 100 basis point (1.00%) increase and a 100 basis point (1.00%) decrease in interest rates across all maturities. The following table shows the aggregate hypothetical impact to pre-tax net interest income.

| | Percentage Change in Net Interest Income | | | |
| | December 31, 2025 | | December 31, 2024 | |
Basis Point Interest Rate Change	12 Months	24 Months	12 Months	24 Months
Up 200	1.63%	6.59%	(2.19)%	2.79%
Up 100	0.79%	3.31%	(1.11)%	1.35%
Down 100	(1.83)%	(4.88)%	0.89%	(2.10)%

The earnings simulation model excludes the earnings dynamics related to how fee income and noninterest expense may be affected by changes in interest rates. Actual results may differ materially from those projected. The use of this methodology to quantify the market risk of the balance sheet should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions.

At December 31, 2025 and 2024, the impact of these hypothetical fluctuations in interest rates on our derivative holdings was not significant, and, as such, separate disclosure is not presented. We manage the interest rate risk related to mortgage loan commitments by entering into contracts for future delivery of loans with outside parties. See Part II, Item 8, Financial Statements and Supplementary Data — Note 18 of the Notes to Consolidated Financial Statements.

Commitments and Contractual Obligations — In the ordinary course of operations, we enter into certain contractual obligations. Such obligations include customer deposits, the funding of operations through debt issuances as well as operating leases for the rent of premises and equipment. Additionally, we routinely enter into contracts for services that may require payment to be provided in the future and may contain penalty clauses for early termination of the contract. Further discussion of commitments and contractual obligations is included in Part II, Item 8, Financial Statements and Supplementary Data — Notes 10, 11, 12 and 18 of the Notes to Consolidated Financial Statements.

We also enter into derivative contracts under which we are required to either receive cash from, or pay cash to, counterparties depending on changes in interest rates. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. The fair value of the contracts changes daily as market interest rates change. Further discussion of derivative contracts is included in Part II, Item 8, Financial Statements and Supplementary Data — Note 19 of the Notes to Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Assets under management and assets under custody are held in fiduciary or custodial capacity for our clients. In accordance with U.S. generally accepted accounting principles, these assets are not included on our balance sheet.

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our clients. These financial instruments include commitments to extend credit and standby letters of credit. Further discussion of these commitments is included in Part II, Item 8, Financial Statements and Supplementary Data — Note 18 of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

For information regarding Quantitative and Qualitative Disclosures about Market Risk, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Interest Rate Risk Management.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors and Audit, Finance, and Risk Committee
1st Source Corporation
South Bend, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of 1st Source Corporation (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan and Lease Losses – Qualitative Factors

Description of the Critical Audit Matter

As presented in Note 5 to the financial statements, the Company's allowance for loan and lease losses (ALLL) was $161.8 million at December 31, 2025. As described in Note 1 to the financial statements, the ALLL is an estimate of current expected credit losses in the loan and lease portfolio. The determination of the ALLL requires significant judgment reflecting the Company's estimate of expected future losses for the loan's entire contractual term adjusted for expected payments when appropriate.

The Company categorizes its loan portfolios into nine segments based on similar risk characteristics. Loans within each segment are collectively evaluated using either: 1) a cohort cumulative loss rate methodology ("cohort") or, 2) the probability of default ("PD")/loss given default ("LGD") methodology (PD/LGD). For both the cohort and the PD/LGD methodologies, the Company uses qualitative adjustments to capture differences that may exist between the current and historical conditions. Qualitative factors include but are not limited to current market risk assessment by industry, recent loss experience in particular segments of the portfolios, movement in equipment values collateralizing specialized industry portfolios, concentrations of credit risk, delinquencies, trends in volume, experience and depth of relationship managers and division management, and the effects of changes in lending policies and practices, including changes in quality of the loan and lease origination, servicing, and risk management process.

We identified the qualitative factor adjustments included in the ALLL as a critical audit matter. The principal considerations for our determination included the high degree of judgment and subjectivity in auditing management's estimation of qualitative factor adjustments, which requires significant judgment.

How the Critical Audit Matter Was Addressed in the Audit

The primary procedures we performed to address this critical audit matter included:

- Tested the design and operating effectiveness of internal controls over the establishment of qualitative adjustments for current and expected conditions.
- Evaluated the current and expected qualitative adjustments, including assessing the basis for the adjustments and the reasonableness of the significant assumptions related to loan portfolio policies and underwriting, credit quality metrics, concentrations, as well as external market data including gross domestic product, unemployment rates, and housing market trends.
- Tested the completeness and accuracy and evaluated the relevance of the key data used as inputs to the qualitative adjustment estimation process, including relevant external market data, portfolio segment loan balances and other loan-specific data.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2015.

Fort Wayne, Indiana
February 17, 2026

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors and Audit, Finance, and Risk Committee
1st Source Corporation
South Bend, Indiana

Opinion on the Internal Control over Financial Reporting

We have audited 1st Source Corporation's (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated February 17, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Fort Wayne, Indiana
February 17, 2026

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31 *(Dollars in thousands)*		2025		2024
ASSETS				
Cash and due from banks	$	69,249	$	76,837
Federal funds sold and interest bearing deposits with other banks		50,608		47,989
Investment securities available-for-sale, at fair value (amortized cost of $1,568,429 and $1,650,684 at December 31, 2025 and 2024, respectively)		1,522,486		1,536,299
Other investments		22,140		23,855
Mortgages held for sale		4,866		2,569
Loans and leases, net of unearned discount:				
Commercial and agricultural		797,592		772,974
Renewable energy		652,799		487,266
Auto and light truck		887,876		948,435
Medium and heavy duty truck		269,749		289,623
Aircraft		1,086,821		1,123,797
Construction equipment		1,221,135		1,203,912
Commercial real estate		1,269,765		1,215,265
Residential real estate and home equity		740,777		680,071
Consumer		120,155		133,465
Total loans and leases		7,046,669		6,854,808
Allowance for loan and lease losses		(161,846)		(155,540)
Net loans and leases		6,884,823		6,699,268
Equipment owned under operating leases, net		6,964		11,483
Premises and equipment, net		58,318		53,456
Goodwill and intangible assets		83,895		83,897
Accrued income and other assets		351,921		396,285
Total assets	$	9,055,270	$	8,931,938
LIABILITIES				
Deposits:				
Noninterest-bearing demand	$	1,600,495	$	1,639,101
Interest-bearing deposits:				
Interest-bearing demand		2,592,202		2,544,839
Savings		1,446,278		1,256,370
Time		1,586,600		1,789,725
Total interest-bearing deposits		5,625,080		5,590,934
Total deposits		7,225,575		7,230,035
Short-term borrowings:				
Federal funds purchased and securities sold under agreements to repurchase		112,470		72,346
Other short-term borrowings		126,151		176,852
Total short-term borrowings		238,621		249,198
Long-term debt and mandatorily redeemable securities		43,330		39,156
Subordinated notes		58,764		58,764
Accrued expenses and other liabilities		170,890		173,279
Total liabilities		7,737,180		7,750,432
SHAREHOLDERS' EQUITY				
Preferred stock; no par value Authorized 10,000,000 shares; none issued or outstanding		—		—
Common stock; no par value Authorized 40,000,000 shares; issued 28,205,674 shares at December 31, 2025 and 2024		436,538		436,538
Retained earnings		1,015,160		890,937
Cost of common stock in treasury (3,836,656 and 3,685,512 shares at December 31, 2025 and December 31, 2024, respectively)		(141,950)		(129,175)
Accumulated other comprehensive loss		(34,777)		(87,232)
Total shareholders' equity		1,274,971		1,111,068
Noncontrolling interests		43,119		70,438
Total equity		1,318,090		1,181,506
Total liabilities and equity	$	9,055,270	$	8,931,938

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 *(Dollars in thousands, except per share amounts)*	2025	2024	2023
Interest income:			
Loans and leases	$ 471,013	$ 451,329	$ 387,298
Investment securities, taxable	36,360	25,720	24,501
Investment securities, tax-exempt	1,191	1,043	1,445
Other	5,830	5,925	3,663
Total interest income	514,394	484,017	416,907
Interest expense:			
Deposits	155,914	166,842	123,162
Short-term borrowings	1,582	8,976	7,032
Subordinated notes	4,033	4,217	4,174
Long-term debt and mandatorily redeemable securities	4,690	3,165	3,892
Total interest expense	166,219	183,200	138,260
Net interest income	348,175	300,817	278,647
Provision for credit losses	12,562	12,466	5,866
Net interest income after provision for credit losses	335,613	288,351	272,781
Noninterest income:			
Trust and wealth advisory	27,867	26,709	23,706
Service charges on deposit accounts	13,184	12,877	12,749
Debit card	17,774	17,785	17,980
Mortgage banking	4,103	4,210	3,471
Insurance commissions	7,700	6,730	6,911
Equipment rental	3,021	5,171	8,837
Losses on investment securities available-for-sale	(8,679)	(3,889)	(2,926)
Other	20,633	16,714	19,895
Total noninterest income	85,603	86,307	90,623
Noninterest expense:			
Salaries and employee benefits	129,564	121,909	115,612
Net occupancy	12,724	11,939	11,090
Furniture and equipment	6,454	5,612	5,653
Data processing	29,844	27,567	25,055
Depreciation — leased equipment	2,415	4,073	7,093
Professional fees	7,115	7,098	6,705
FDIC and other insurance	5,793	6,142	5,926
Business development and marketing	8,855	6,876	7,157
Other	14,075	12,385	17,433
Total noninterest expense	216,839	203,601	201,724
Income before income taxes	204,377	171,057	161,680
Income tax expense	46,118	38,439	36,746
Net income	158,259	132,618	124,934
Net loss (income) attributable to noncontrolling interests	18	5	(7)
Net income available to common shareholders	$ 158,277	$ 132,623	$ 124,927
Basic net income per common share	$ 6.41	$ 5.36	$ 5.03
Diluted net income per common share	$ 6.41	$ 5.36	$ 5.03

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31 *(Dollars in thousands)*	2025	2024	2023
Net income	$ 158,259	$ 132,618	$ 124,934
Other comprehensive income (loss):			
Unrealized appreciation (depreciation) of investment securities available-for-sale	59,763	21,483	51,360
Reclassification adjustment for realized losses included in net income	8,679	3,889	2,926
Income tax effect	(15,987)	(6,281)	(12,919)
Other comprehensive income (loss), net of tax	52,455	19,091	41,367
Comprehensive income (loss)	210,714	151,709	166,301
Comprehensive loss (income) attributable to noncontrolling interests	18	5	(7)
Comprehensive income (loss) available to common shareholders	$ 210,732	$ 151,714	$ 166,294

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	1st Source Corporation Shareholders							
(Dollars in thousands, except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Cost of Common Stock in Treasury	Accumulated Other Comprehensive Income (Loss), Net	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	$ —	$ 436,538	$ 694,862	$ (119,642)	$ (147,690)	$ 864,068	$ 59,698	$ 923,766
Net income	—	—	124,927	—	—	124,927	7	124,934
Other comprehensive income	—	—	—	—	41,367	41,367	—	41,367
Issuance of 82,840 common shares under stock based compensation awards	—	—	2,184	1,622	—	3,806	—	3,806
Cost of 310,522 shares of common stock acquired for treasury	—	—	—	(12,469)	—	(12,469)	—	(12,469)
Common stock dividend ($1.30 per share)	—	—	(32,131)	—	—	(32,131)	—	(32,131)
Contributions from noncontrolling interests	—	—	—	—	—	—	20,343	20,343
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,353)	(1,353)
Balance at December 31, 2023	$ —	$ 436,538	$ 789,842	$ (130,489)	$ (106,323)	$ 989,568	$ 78,695	$1,068,263
Net income (loss)	—	—	132,623	—	—	132,623	(5)	132,618
Other comprehensive income	—	—	—	—	19,091	19,091	—	19,091
Issuance of 88,555 common shares under stock based compensation awards	—	—	2,862	1,492	—	4,354	—	4,354
Cost of 2,997 shares of common stock acquired for treasury	—	—	—	(178)	—	(178)	—	(178)
Common stock dividend ($1.40 per share)	—	—	(34,390)	—	—	(34,390)	—	(34,390)
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,332)	(2,332)
Liquidation of noncontrolling interests	—	—	—	—	—	—	(5,920)	(5,920)
Balance at December 31, 2024	$ —	$ 436,538	$ 890,937	$ (129,175)	$ (87,232)	$ 1,111,068	$ 70,438	$1,181,506
Net income (loss)	—	—	158,277	—	—	158,277	(18)	158,259
Other comprehensive income	—	—	—	—	52,455	52,455	—	52,455
Issuance of 78,892 common shares under stock based compensation awards	—	—	3,259	1,095	—	4,354	—	4,354
Cost of 230,036 shares of common stock acquired for treasury	—	—	—	(13,870)	—	(13,870)	—	(13,870)
Common stock dividend ($1.52 per share)	—	—	(37,313)	—	—	(37,313)	—	(37,313)
Distributions to noncontrolling interests	—	—	—	—	—	—	(4,315)	(4,315)
Liquidation of noncontrolling interests	—	—	—	—	—	—	(22,986)	(22,986)
Balance at December 31, 2025	$ —	$ 436,538	$1,015,160	$ (141,950)	$ (34,777)	$ 1,274,971	$ 43,119	$1,318,090

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 *(Dollars in thousands)*	2025	2024	2023
Operating activities:			
Net income	$ 158,259	$ 132,618	$ 124,934
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	12,562	12,466	5,866
Depreciation of premises and equipment	5,069	4,457	4,452
Depreciation of equipment owned and leased to others	2,415	4,073	7,093
Stock-based compensation	6,198	5,655	4,891
Net (accretion) amortization of investment securities available-for-sale	(3,117)	1,709	3,939
Amortization of mortgage servicing rights	767	781	845
Amortization of right of use assets	3,014	3,050	3,073
Deferred income taxes	(5,404)	2,432	(9,462)
Losses on investment securities available-for-sale	8,679	3,889	2,926
Originations of loans held for sale, net of principal collected	(73,117)	(62,002)	(43,665)
Proceeds from the sales of loans held for sale	72,531	61,781	47,060
Net gains on sale of loans held for sale	(1,711)	(906)	(923)
Net gains on sale of other real estate and repossessions	(229)	(214)	(123)
Change in interest receivable	(2,749)	(2,558)	(5,485)
Change in interest payable	(11,756)	6,974	23,521
Change in other assets	1,908	(4,164)	4,089
Change in other liabilities	51,020	23,627	17,864
Other	(1,222)	185	(2,959)
Net change in operating activities	223,117	193,853	187,936
Investing activities:			
Proceeds from sales of investment securities available-for-sale	254,500	62,616	102,437
Proceeds from maturities and paydowns of investment securities available-for-sale	382,291	368,190	145,006
Purchases of investment securities available-for-sale	(560,098)	(324,731)	(47,494)
Net change in partnership investments	(24,544)	(34,404)	(51,121)
Net change in other investments	1,715	1,220	218
Loans sold or participated to others	64,528	119,678	49,603
Proceeds from principal payments on direct finance leases	79,451	68,806	71,044
Net change in loans and leases	(349,945)	(534,763)	(628,268)
Net change in equipment owned under operating leases	2,104	4,810	4,241
Purchases of premises and equipment	(10,082)	(12,367)	(5,980)
Proceeds from disposal of premises and equipment	254	613	142
Proceeds from sales of other real estate and repossessions	5,606	3,727	1,886
Net change in investing activities	(154,220)	(276,605)	(358,286)

Financing activities:				
Net change in demand deposits and savings accounts		198,665	140,415	(487,911)
Net change in time deposits		(203,125)	51,039	598,227
Net change in short-term borrowings		(10,577)	(63,161)	96,830
Payments on long-term debt		(2,347)	(12,630)	(3,450)
Stock issued under stock purchase plans		133	153	78
Acquisition of treasury stock		(13,870)	(178)	(12,469)
Net (distributions to) contributions from noncontrolling interests		(4,315)	(2,332)	18,990
Cash dividends paid on common stock		(38,430)	(35,396)	(33,074)
Net change in financing activities		(73,866)	77,910	177,221
Net change in cash and cash equivalents		(4,969)	(4,842)	6,871
Cash and cash equivalents, beginning of year		124,826	129,668	122,797
Cash and cash equivalents, end of year	$	119,857	$ 124,826	$ 129,668
Supplemental Information:				
Non-cash transactions:				
Loans transferred to other real estate and repossessions	$	5,077	$ 3,452	$ 2,038
Common stock matching contribution to Employee Stock Ownership and Profit Sharing Plan		1,227	1,153	1,753
Right of use assets obtained in exchange for lease obligation		2,107	2,723	3,852
Liquidation of noncontrolling interests		22,986	5,920	—
Purchases of mandatorily redeemable securities with common stock held in treasury		102	739	—
Issuance of long-term debt for intangible asset acquisition		258	—	—
Cash paid (received) for:				
Interest	$	177,976	$ 176,227	$ 114,739
Income taxes		(6,685)	11,281	17,799

The accompanying notes are a part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Accounting Policies

1st Source Corporation is a bank holding company headquartered in South Bend, Indiana that provides, through its subsidiaries (collectively referred to as "1st Source" or "the Company"), a broad array of financial products and services. 1st Source Bank ("Bank"), its banking subsidiary, offers commercial and consumer banking services, trust and wealth advisory services, and insurance to individual and business clients. The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements.

Basis of Presentation — The financial statements consolidate 1st Source, its subsidiaries (principally the Bank) and any variable interest entities ("VIEs") for which the Company has concluded it has significant involvement in and the ability to direct the activities that impact the entity's economic performance. All significant intercompany balances and transactions have been eliminated. For purposes of the parent company only financial information presented in Note 23, investments in subsidiaries are carried at equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements — Financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations — Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Cash Flows — For purposes of the consolidated and parent company only statements of cash flows, the Company considers cash and due from banks, federal funds sold and interest bearing deposits with other banks with original maturities of three months or less as cash and cash equivalents.

Securities — Securities that the Company has the ability and positive intent to hold to maturity are classified as investment securities held-to-maturity. Held-to-maturity investment securities, when present, are carried at amortized cost. As of December 31, 2025 and 2024, the Company held no securities classified as held-to-maturity. Securities that may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on debt securities are reported, net of applicable taxes, as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Unrealized gains and losses on equity securities are reflected, net of applicable taxes, in earnings.

For available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of these criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value in Other Income on the Consolidated Statements of Income. For debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, nature of the security, the underlying collateral, and the financial condition of the issuer, among other factors. If this assessment indicates a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for available-for-sale securities losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for available-for-sale securities losses is recognized in other comprehensive income.

Changes in the allowance for available-for-sale securities are recorded as a component of credit loss expense. Losses are charged against the allowance for available-for-sale securities losses when management believes the uncollectibility of an available-for-sale security is confirmed or when either criteria regarding intent or requirement to sell is met.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading account securities and are carried at fair value with unrealized gains and losses reported in earnings. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Other investments consist of shares of Federal Home Loan Bank of Indianapolis (FHLBI) and Federal Reserve Bank stock. As restricted member stocks, these investments are carried at cost. Both cash and stock dividends received on the stocks are reported as income. Quarterly, the Company reviews its investment in FHLBI for impairment. Factors considered in determining impairment are: history of dividend payments; determination of cause for any net loss; adequacy of capital; and review of the most recent financial statements. As of December 31, 2025 and 2024, it was determined that the Company's investment in FHLBI stock is appropriately valued at cost, which equates to par value. In addition, other investments include interest bearing deposits with other banks with original maturities of greater than three months. These investments are in denominations, including accrued interest, that are fully insured by the FDIC.

Loans and Leases — Loans are stated at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Interest income is accrued as earned based on unpaid principal balances. Origination fees and direct loan and lease origination costs are deferred, and the net amount amortized to interest income over the estimated life of the related loan or lease. Loan commitment fees are deferred and amortized into other income over the commitment period.

Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, net of unamortized deferred lease origination fees and costs and unearned income. Only those costs incurred as a direct result of closing a lease transaction are capitalized and all initial direct costs are expensed immediately. Interest income on direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment.

Accrued interest is included in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition. The accrual of interest on loans and leases is discontinued when a loan or lease becomes contractually delinquent for 90 days, or when an individual analysis of a borrower's credit worthiness indicates a credit should be placed on nonperforming status, except for residential mortgage loans and consumer loans that are well secured and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan and lease losses. However, in some cases, the Company may elect to continue the accrual of interest when the net realizable value of collateral is sufficient to cover the principal and accrued interest. When a loan or lease is classified as nonaccrual and the future collectability of the recorded loan or lease balance is doubtful, collections on interest and principal are applied as a reduction to principal outstanding. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured, which is typically evidenced by a sustained repayment performance of at least six months.

Occasionally, the Company modifies loans and leases to borrowers experiencing financial difficulty (typically denoted by internal credit quality graded "substandard" or worse) by providing term extensions, other-than-insignificant payment delays, or interest rate reductions. In some cases, multiple modifications are made to the same loan or lease. These modifications typically result from the Company's loss mitigation activities. If the Company determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance for loan and lease losses estimate or a charge-off to the allowance for loan and lease losses.

The Company sells mortgage loans to the Government National Mortgage Association (GNMA) in the normal course of business and retains the servicing rights. The GNMA programs under which the loans are sold allow the Company to repurchase individual delinquent loans that meet certain criteria from the securitized loan pool. At its option, and without GNMA's prior authorization, the Company may repurchase a delinquent loan for an amount equal to 100% of the remaining principal balance on the loan. Once the Company has the unconditional ability to repurchase a delinquent loan, the Company is deemed to have regained effective control over the loan and the Company is required to recognize the loan on its balance sheet and record an offsetting liability, regardless of its intent to repurchase the loan. At December 31, 2025 and 2024, residential real estate portfolio loans included $1.15 million and $1.85 million, respectively, of loans available for repurchase under the GNMA optional repurchase programs with the offsetting liability recorded within Other Short-term Borrowings on the Consolidated Statements of Financial Position.

Mortgage Banking Activities — Loans held for sale are composed of performing one-to-four family residential mortgage loans originated for resale. Mortgage loans originated with the intent to sell are carried at fair value.

The Company recognizes the rights to service mortgage loans for others as separate assets, whether the servicing rights are acquired through a separate purchase or through the sale of originated loans with servicing rights retained. The Company allocates a portion of the total proceeds of a mortgage loan to servicing rights based on the relative fair value. These assets are amortized as reductions of mortgage servicing fee income over the estimated servicing period in proportion to the estimated servicing income to be received. The balance of MSRs is located in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition and the gains and losses on the sale of MSRs are recognized in Noninterest Income on the Consolidated Statements of Income in the period in which such rights are sold.

MSRs are evaluated for impairment at each reporting date. For purposes of impairment measurement, MSRs are stratified based on the predominant risk characteristics of the underlying servicing, principally by loan type. If temporary impairment exists within a tranche, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the fair value. If it is later determined all or a portion of the temporary impairment no longer exists for a particular tranche, the valuation allowance is reduced through a recovery of income.

MSRs are also reviewed for permanent impairment. Permanent impairment exists when recoverability of a recorded valuation allowance is determined to be remote considering historical and projected interest rates, prepayments, and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the MSRs. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSRs and the valuation allowance, precluding subsequent recoveries.

As part of mortgage banking operations, the Company enters into commitments to originate loans whereby the interest rate on these loans is determined prior to funding ("rate lock commitments"). Similar to loans held for sale, the fair value of rate lock commitments is subject to change primarily due to changes in interest rates. Under the Company's risk management policy, these fair values are hedged primarily by selling forward contracts on agency securities at the time the interest rate locks are issued to the customers. The rate lock commitments on mortgage loans intended to be sold and the related hedging instruments are recorded at fair value with changes in fair value recorded in current earnings.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been legally isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets.

Allowance for Credit Losses:

Loans and leases — Accrued interest on loans and leases is excluded from the calculation of the allowance for credit losses due to the Company's charge-off policy to reverse accrued interest on nonperforming loans against interest income in a timely manner. Expected credit losses on net investments in leases, including any unguaranteed residual asset, are included in the allowance for loan and lease losses.

Allowance for Loan and Lease Losses — The allowance for credit losses is established for current expected credit losses on the Company's loan and lease portfolio. It is the Company's policy to maintain the allowance at a level believed to be adequate to absorb estimated credit losses within its portfolio of loans and leases. The determination of the allowance requires significant judgment to estimate credit losses measured on a collective pool basis when similar risk characteristics exist, and for loans evaluated individually. In determining the allowance, the Company estimates expected future losses for the loan's entire contractual term adjusted for expected payments when appropriate. The allowance estimate considers relevant available information, from internal and external sources relating to the historical loss experience, current conditions, and reasonable and supportable forecasts for the Company's outstanding loan and lease balances. The allowance is an estimation that reflects management's evaluation of expected losses related to the Company's financial assets measured at amortized cost. To ensure that the allowance is maintained at an adequate level, a detailed analysis is performed on a quarterly basis and an appropriate provision is made to adjust the allowance.

The Company categorizes its loan portfolios into nine segments based on similar risk characteristics. Loans within each segment are collectively evaluated using either: 1) a cohort cumulative loss rate methodology ("cohort") or, 2) the probability of default ("PD")/loss given default ("LGD") methodology (PD/LGD).

The cohort methodology is applied to ungraded portfolios, portfolios where receipt of financial statements is generally less timely, and portfolios where there are numerous small dollar accounts that are credit scored. Loans are broken out by internal risk rating (loan grade) bands: 1-6 and 7-12 (special attention). For ungraded portfolios, there is only one pool. The cohort methodology has a steady state assumption; qualitative adjustments capture any differences that may exist between the current and historical conditions.

The PD/LGD methodology is applied to graded portfolios due to the quantitative nature of the Company's risk rating system and is consistent with the Company's definition of risk, downgrading a credit where and when appropriate and recognizing losses in a timely manner. Loans are broken out by risk rating (loan grade) bands: 1-3, 4-6, 7-8, and 9-12. The amortized cost loan balances (rather than counts) are used for determining the transition and default probabilities. The Company uses risk rating bands as the active state to track the movement of loans through the transition matrix. The transition frequency is quarterly. Default is defined as the point at which a loan is placed on non-accrual status. In addition, a charge-off is assumed to be a default (i.e. a loan goes from accruing to charge-off, without ever being on non-accrual status). The PD is the cumulative probability of default estimated by use of a transition matrix (based on a Markov transition matrix methodology) which captures the migration of a loan from one risk rating band to another. The LGD is the ratio of loss relative to the exposure (amortized cost) at default.

The current expected credit loss methodology has a factor for reasonable and supportable forecasts. Generally, reasonable and supportable forecasts are for two years or less and have a reversion period of a similar duration, reverting expected credit losses to a level that is consistent with our historical loss experience. Forecast adjustments are added via basis points for the cohort methodology. For the PD/LGD methodology, adjustments to the probability of default factor are applied through forecast adjustments to the PD factor used as the baseline transition matrix runout, thus impacting the historical loss ratio. The Company developed its reasonable and supportable forecasts using relevant data including, but not limited to, growth in gross domestic product, unemployment rates, housing market trends, commodity prices, inflation, and other factors associated with credit losses on the financial statements.

For both the cohort and the PD/LGD methodologies, the Company uses qualitative adjustments to capture differences that may exist between the current and historical conditions. Qualitative factors include but are not limited to current market risk assessment by industry, recent loss experience in particular segments of the portfolios, movement in equipment values collateralizing specialized industry portfolios, concentrations of credit risk, delinquencies, trends in volume, experience and depth of relationship managers and division management, and the effects of changes in lending policies and practices, including changes in quality of the loan and lease origination, servicing and risk management process.

Loans which exhibit different risk characteristics than the pool are evaluated individually for potential credit deterioration. Loans evaluated individually are not included in the collective evaluation. These loans can be identified from a variety of sources including delinquency, non-accrual status, and complex or unusual transactions. The scope may include accruing loans that exhibit risk characteristics which differ from their pool or non-performing loans with risk characteristics dissimilar to other special attention loans in their pool. Individual reserves are determined based on an analysis of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell. When foreclosure is probable, credit deterioration is determined based on the collateral's fair value less costs to sell. As a practical expedient, fair value less costs to sell may be used when developing the estimate of credit losses. Similarly, for a going concern analysis, a discounted cash method may be used.

Liability for Credit Losses on Unfunded Loan Commitments — The liability for credit losses on commitments to originate loans and standby letters of credit is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. Expected credit losses are estimated over the contractual period in which the Company is exposed to credit risk via a contractual obligation unless the obligation is unconditionally cancelable by the Company. The liability for credit losses on unfunded loan commitments is adjusted in the Provision for Credit Losses on the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.

Equipment Owned Under Operating Leases — As a lessor, the Company finances various types of construction equipment, medium and heavy duty trucks, automobiles and other equipment under leases classified as operating leases. The equipment underlying the operating leases is reported at cost, net of accumulated depreciation, on the Consolidated Statements of Financial Condition. These operating lease arrangements require the lessee to make a fixed monthly rental payment over a specified lease term generally ranging from three years to seven years. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term and reported in Noninterest Income on the Consolidated Statements of Income. Leased assets are depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also referred to as "residual" value. The depreciation of these operating lease assets is reported in Noninterest Expense on the Consolidated Statements of Income. For automobile leases, fair value is based upon published industry market guides. For other equipment leases, fair value may be based upon observable market prices, third-party valuations, or prices received on sales of similar assets at the end of the lease term. These residual values are reviewed annually to ensure the recorded amount does not exceed the fair market value at the lease termination. At the end of the lease, the operating lease asset is either purchased by the lessee or returned to the Company. The Company is responsible for the payment of personal property taxes which is reported in Other Expense on the Consolidated Statements of Income. The lessee is responsible for reimbursing the Company for personal property taxes which is reported in Other Income on the Consolidated Statements of Income. The Company excludes sales taxes and other similar taxes from being reported as lease revenue with an associated expense.

Lease Commitments — The Company leases certain banking center locations, office space, land and billboards. In determining whether a contract contains a lease, the Company examines the contract to ensure an asset was specifically identified and that the Company has control of use over the asset. To determine whether a lease is classified as operating or finance, the Company performs an economic life test on all building leases with greater than a twenty years term. Further, the Company performs a fair value test to identify any leases that have a present value of future lease payments over the lease term that is greater than 90% of the fair value of the building. The Company only capitalizes leases with an initial lease liability of $2,000 or greater.

At lease inception, the Company determines the lease term by adding together the minimum lease term and all optional renewal periods that it is reasonably certain to renew. The Company determines this on each lease by considering all relevant contract-based, asset-based, market-based, and entity-based economic factors. Generally, the exercise of lease renewal options is at the Company's sole discretion. The lease term is used to determine whether a lease is operating or finance and is used to calculate straight-line rent expense. Additionally, the depreciable life of leasehold improvements is limited by the expected lease term.

Operating lease rentals are expensed on a straight-line basis over the life of the lease beginning on the date the Company takes possession of the property. Rent expense and variable lease costs are included in Net Occupancy Expense on the Consolidated Statements of Income. Included in variable lease costs are leases with rent escalations based on recent financial indices, such as the Consumer Price Index, where the Company initially measures lease payments using the index on the commencement date and records future changes in rent payments resulting from changes in the index to variable costs in the period the changes occur. Certain leases require the Company to pay common area maintenance, real estate taxes, insurance and other operating expenses associated with the leases premises. These expenses are classified in Net Occupancy Expense on the Consolidated Statements of Income, consistent with similar costs for owned locations. There are no residual value guarantees, restrictions or covenants imposed by leases.

The Company accounts for lease and nonlease components together as a single lease component by class of underlying asset. Operating lease obligations with an initial term longer than 12 months are recorded with a right of use asset and a lease liability on the Consolidated Statements of Financial Condition.

The discount rate used in determining the lease liability and related right of use asset is based upon what would be obtained by the Company for similar loans as an incremental rate as of the date of origination or renewal.

Other Real Estate — Other real estate acquired through partial or total satisfaction of nonperforming loans is included in Other Assets on the Consolidated Statements of Financial Condition and recorded at fair value less anticipated selling costs based upon the property's appraised value at the date of transfer, with any difference between the fair value of the property less cost to sell, and the carrying value of the loan charged to the allowance for loan and lease losses or other income, if a positive adjustment. Subsequent fair value write-downs or write-ups, to the extent of previous write-downs, property maintenance costs, and gains or losses recognized upon the sale of other real estate are recognized in Noninterest Expense on the Consolidated Statements of Income. Gains or losses resulting from the sale of other real estate are recognized on the date of sale. As of December 31, 2025 and 2024, other real estate had carrying values of $0.00 million and $0.46 million, respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

Repossessed Assets — Repossessed assets may include fixtures and equipment, inventory and receivables, aircraft, construction equipment, and vehicles acquired from business banking and specialty finance activities. Repossessed assets are included in Other Assets on the Consolidated Statements of Financial Condition at fair value of the equipment or vehicle less estimated selling costs. At the time of repossession, the recorded amount of the loan or lease is written down to the fair value of the equipment or vehicle by a charge to the allowance for loan and lease losses or other income, if a positive adjustment. Subsequent fair value write-downs or write-ups, to the extent of previous write-downs, equipment maintenance costs, and gains or losses recognized upon the sale of repossessions are recognized in Noninterest Expense on the Consolidated Statements of Income. Gains or losses resulting from the sale of repossessed assets are recognized on the date of sale. Repossessed assets totaled $0.27 million and $0.16 million, as of December 31, 2025 and 2024, respectively, and are included in Other Assets on the Consolidated Statements of Financial Condition.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed by the straight-line method, primarily with useful lives ranging from three years to 31.5 years. Maintenance and repairs are charged to expense as incurred, while improvements, which extend the useful life, are capitalized and depreciated over the estimated remaining life.

Goodwill and Intangibles — Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is reviewed for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the carrying amount. Goodwill is allocated into two reporting units. Fair value for each reporting unit is estimated using stock price multiples or earnings before interest, tax, depreciation and amortization (EBITDA) multiples. Intangible assets that have finite lives are amortized over their estimated useful lives and are subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding twenty-five years. The Company performed the required annual impairment test of goodwill during the fourth quarter of 2025 and determined that no impairment exists.

Bank-Owned Life Insurance (BOLI) — The Company maintains BOLI on certain executives. BOLI balances are recorded at their cash surrender values and are included in Other Assets on the Consolidated Statements of Financial Condition. Changes in the cash surrender values are included in Other Noninterest Income on the Consolidated Statements of Income. At December 31, 2025 and 2024, BOLI totaled $88.36 million and $86.40 million, respectively.

Partnership Investments — The Company accounts for its investments in partnerships for which it owns less than fifty percent and has the ability to exercise significant influence over the partnership on the equity method. The Company accounts for its investments in partnerships for which it does not have the ability to exercise significant influence at fair value less impairment, if any, or cost less any impairment if the fair value is not readily determinable. The Company has elected to use the practical expedient to estimate fair value of an investment in an investment company using the net asset value of its partnership interest. The Company uses the hypothetical liquidation book value (HLBV) method for equity investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests. The HLBV method is commonly applied to equity investments in the renewable energy industry, where the economic benefits corresponding to an equity investment may vary at different points in time and/or are not directly linked to an investor's ownership percentage. A calculation is prepared at each balance sheet date to determine the amount that the Company would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is 1st Source's share of the earnings or losses from the equity investment for the period. Investments in partnerships are included in Other Assets on the Consolidated Statements of Financial Condition. The balances as of December 31, 2025 and 2024 were $120.26 million and $140.24 million, respectively.

Short-Term Borrowings — Short-term borrowings consist of Federal funds purchased, securities sold under agreements to repurchase, commercial paper, Federal Home Loan Bank advances, borrowings from the Federal Reserve, and borrowings from non-affiliated banks. Federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings mature within one day to 365 days of the transaction date. Commercial paper matures within seven days to 270 days. Other short-term borrowings on the Consolidated Statements of Financial Condition include the Company's liability related to mortgage loans available for repurchase under GNMA optional repurchase programs.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third-party is continually monitored and additional collateral obtained or requested to be returned to the Company as deemed appropriate.

Revenue Recognition — The Company recognizes revenues as they are earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. The Company's principal source of revenue is interest income from loans and leases and investment securities. The Company also earns noninterest income from various banking and financial services offered primarily through 1st Source Bank and its subsidiaries.

Interest Income — The largest source of revenue for the Company is interest income which is primarily recognized on an accrual basis according to nondiscretionary formulas in written contracts, such as loan and lease agreements or investment securities contracts.

Noninterest Income — The Company earns noninterest income through a variety of financial and transaction services provided to corporate and consumer clients such as trust and wealth advisory, deposit account, debit card, mortgage banking, insurance, and equipment rental services. Revenue is recorded for noninterest income based on the contractual terms for the service or transaction performed. In certain circumstances, noninterest income is reported net of associated expenses.

Trust and Wealth Advisory Fees — Trust and wealth advisory fees are recognized on the accrual basis.

Income Taxes — 1st Source and its subsidiaries file a consolidated Federal income tax return. The provision for income taxes is based upon income in the consolidated financial statements, rather than amounts reported on the income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized.

The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. The expense on certain qualified affordable housing investments is included in Income Tax Expense on the Consolidated Statements of Income.

Positions taken in the tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company provides for interest and, in some cases, penalties on tax positions that may be challenged by the taxing authorities. Interest expense is recognized beginning in the first period that such interest would begin accruing. Penalties are recognized in the period that the Company claims the position in the tax return. Interest and penalties on income tax uncertainties are classified within Income Tax Expense on the Consolidated Statements of Income.

Treasury Stock — Common shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

Net Income Per Common Share — Earnings per share is computed using the two-class method. Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding, excluding participating securities. Diluted earnings per common share is computed by using the weighted-average number of shares determined for the basic earnings per share calculation plus the dilutive effect of stock compensation using the treasure stock method.

Stock-Based Employee Compensation — The Company recognizes stock-based compensation as compensation cost on the Consolidated Statements of Income based on their fair values on the measurement date, which, for its purposes, is the date of grant. The Company recognizes forfeitures as they occur.

Segment Information — 1st Source has one principal business segment, commercial banking. While our chief operating decision maker monitors the revenue streams of various products and services, the identifiable segments' operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's financial service operations are considered to be aggregated in one reportable operating segment. See Note 22 for additional information on segment information.

Derivative Financial Instruments — The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. All derivative instruments are recorded on the Consolidated Statements of Financial Condition, as either an asset or liability, at their fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in an earnings impact only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in noninterest income/expense on the Consolidated Statements of Income. Deferred gains and losses from derivatives that are terminated and were in a cash flow hedge are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability.

Fair Value Measurements — The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities available for sale, mortgage loans held for sale, and derivative instruments are carried at fair value on a recurring basis. Fair value measurements are also utilized to determine the initial value of certain assets and liabilities, to perform impairment assessments, and for disclosure purposes. The Company uses quoted market prices and observable inputs to the maximum extent possible when measuring fair value. In the absence of quoted market prices, various valuation techniques are utilized to measure fair value. When possible, observable market data for identical or similar financial instruments are used in the valuation. When market data is not available, fair value is determined using valuation models that incorporate management's estimates of the assumptions a market participant would use in pricing the asset or liability.

Fair value measurements are classified within one of three levels based on the observability of the inputs used to determine fair value, as follows:

Level 1 — The valuation is based on quoted prices in active markets for identical instruments.

Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — The valuation is based on unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques that incorporate management's own estimates of assumptions that market participants would use in pricing the instrument, or valuations that require significant management judgment or estimation.

Note 2 — Recent Accounting Pronouncements

Codification Improvements: In December 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2025-12 "*Codification Improvements.*" These amendments update the FASB Accounting Standards Codification for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments in the ASU, which addresses 33 issues, affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this ASU are effective for all entities for annual periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted in both interim and annual periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this ASU in an interim period, it must adopt them as of the beginning of the annual period that includes that interim period. An entity may elect to early adopt the amendments on an issue-by-issue basis. The Company is assessing ASU 2025-12 and its impact on its accounting and disclosures.

Interim Reporting: In December 2025, the FASB issued ASU No. 2025-11 "*Interim Reporting (Topic 270): Narrow-Scope Improvements.*" This ASU does not change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU (1) clarify that the guidance in Topic 270 applies to all entities that provide interim financial statements and notes in accordance with generally accepted accounting principles (GAAP); (2) create a comprehensive list in FASB Accounting Standards Codification® Topic 270 of interim disclosures that are required in interim financial statements and notes in accordance with GAAP; (3) incorporate a disclosure principle, which is modeled after previous Securities and Exchange Commission (SEC) guidance, that requires entities to disclose events and changes that occur after the end of the most recent fiscal year that have a material impact on the entity; and (4) improve guidance about information included in and the format of interim financial statements. The amendments in this ASU are effective for pubic business entities for interim periods within annual periods beginning after December 15, 2027, and for entities other than public business entities the amendments are effective for interim periods within annual periods beginning after December 15, 2028. Early adoption is permitted for all entities. The amendments can be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is assessing ASU 2025-11 and its impact on its accounting and disclosures.

Financial Instruments: In July 2025, the FASB issued ASU No. 2025-05 "*Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.*" The amendments provide (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This ASU is effective for fiscal years including interim periods within those fiscal years, beginning after December 15, 2025. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. An entity should apply ASU No. 2025-05 prospectively to estimates of expected credit losses on asset balances described in ASC paragraph 326-20-30-10A performed after the date of adoption. The Company adopted ASU 2025-05 on January 1, 2026 and it did not have a material impact on its accounting and disclosures.

Debt: In November 2024, the FASB issued ASU No. 2024-04 "*Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Issuances.*" These amendments clarify the requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This guidance is effective for all entities for fiscal years including interim periods within those fiscal years, beginning after December 15, 2025. Early adoption is permitted in any interim period. The Company adopted ASU 2024-04 on January 1, 2026 and it did not have a material impact on its accounting and disclosures.

Income Statement: In November 2024, the FASB issued ASU No. 2024-03 "*Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.*" These amendments require public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. Specifically, they will be required to:

- Disclose the amounts of (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption.

- Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements.

- Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

- Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

In January 2025, the FASB issued ASU No. 2025-01 clarifying the effective date for public business entities for fiscal years beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is assessing ASU 2024-03 and its impact on its accounting and disclosures.

Income Taxes: In December 2023, the FASB issued ASU No. 2023-09 "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*" Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate.) The amendments also require that all entities disclose on an annual basis the following information about income taxes paid: (1) the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and (2) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than five percent of total income taxes paid (net of refunds received.) This guidance is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company adopted ASU 2023-09 on January 1, 2025 on a retrospective basis and it did not have a material impact on its accounting and disclosures.

Note 3 — Investment Securities Available-For-Sale

The following table shows investment securities available-for-sale.

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2025				
U.S. Treasury and Federal agencies securities	$ 697,652	$ 3,171	$ (4,046)	$ 696,777
U.S. States and political subdivisions securities	113,126	1,333	(1,396)	113,063
Mortgage-backed securities - Federal agencies	757,151	3,372	(48,380)	712,143
Corporate debt securities	500	3	—	503
Total debt securities available-for-sale	$ 1,568,429	$ 7,879	$ (53,822)	$ 1,522,486
December 31, 2024				
U.S. Treasury and Federal agencies securities	$ 786,417	$ 24	$ (28,692)	$ 757,749
U.S. States and political subdivisions securities	86,305	33	(3,706)	82,632
Mortgage-backed securities - Federal agencies	777,962	192	(82,236)	695,918
Total debt securities available-for-sale	$ 1,650,684	$ 249	$ (114,634)	$ 1,536,299

Amortized cost excludes accrued interest receivable which is included in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition. At December 31, 2025 and 2024, accrued interest receivable on investment securities available for sale was $8.04 million and $4.68 million, respectively.

At December 31, 2025 and 2024, the residential mortgage-backed securities held by the Company consisted primarily of GNMA, FNMA and FHLMC pass-through certificates which are guaranteed by those respective agencies of the United States government (Government Sponsored Enterprise, GSEs).

The Company did not hold any marketable equity securities at December 31, 2025 and 2024.

The following table shows the contractual maturities of investments in debt securities available-for-sale at December 31, 2025. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost		Fair Value	
Due in one year or less	$	71,379	$	70,617
Due after one year through five years		625,957		624,721
Due after five years through ten years		99,513		100,365
Due after ten years		14,429		14,640
Mortgage-backed securities		757,151		712,143
Total debt securities available-for-sale	$	1,568,429	$	1,522,486

The following table summarizes gross unrealized losses and fair value by investment category and age. At December 31, 2025, the Company's available-for-sale securities portfolio consisted of 638 securities, 438 of which were in an unrealized loss position.

	Less than 12 Months		12 months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2025						
U.S. Treasury and Federal agencies securities	$ 146,252	$ (300)	$ 173,152	$ (3,746)	$ 319,404	$ (4,046)
U.S. States and political subdivisions securities	13,587	(81)	29,532	(1,315)	43,119	(1,396)
Mortgage-backed securities - Federal agencies	75,414	(355)	415,247	(48,025)	490,661	(48,380)
Total debt securities available-for-sale	$ 235,253	$ (736)	$ 617,931	$ (53,086)	$ 853,184	$ (53,822)
December 31, 2024						
U.S. Treasury and Federal agencies securities	$ 103,621	$ (1,324)	$ 644,614	$ (27,368)	$ 748,235	$ (28,692)
U.S. States and political subdivisions securities	37,017	(670)	39,280	(3,036)	76,297	(3,706)
Mortgage-backed securities - Federal agencies	191,779	(3,355)	466,204	(78,881)	657,983	(82,236)
Total debt securities available-for-sale	$ 332,417	$ (5,349)	$1,150,098	$ (109,285)	$1,482,515	$ (114,634)

The Company does not consider available-for-sale securities with unrealized losses at December 31, 2025 to be experiencing credit losses and recognized no resulting allowance for credit losses. The Company does not intend to sell these investments and it is more likely than not that the Company will not be required to sell these investments before recovery of the amortized cost basis, which may be the maturity dates of the securities. The unrealized losses occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase.

The following table shows the proceeds from sales of available-for-sale debt securities and the gross realized gains and gross realized losses that have been included in earnings as a result of these sales. Realized gains and losses of all securities are computed using the specific identification cost basis.

(Dollars in thousands)	2025		2024	2023
Proceeds from sales	$	254,500	$ 62,616	$ 102,437
Gross realized gains		—	—	733
Gross realized losses		(8,679)	(3,889)	(3,659)

At December 31, 2025 and 2024, investment securities with carrying values of $237.34 million and $359.10 million, respectively, were pledged as collateral for security repurchase agreements and for other purposes.

Note 4 — Loan and Lease Financings

Total loans and leases outstanding were recorded net of unearned income and deferred loan fees and costs at December 31, 2025 and 2024, and totaled $7.05 billion and $6.85 billion, respectively. At December 31, 2025 and 2024, net deferred loan and lease (fees) costs were $(0.79) million and $1.43 million, respectively. Accrued interest receivable on loans and leases at December 31, 2025 and 2024 was $27.43 million and $28.02 million, respectively.

In the ordinary course of business, the Company has extended loans to certain directors, executive officers, and principal shareholders of equity securities of 1st Source and to their affiliates. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company and did not involve more than the normal risk of collectability, or present other unfavorable features. The loans are consistent with sound banking practices and within applicable regulatory and lending limitations. The aggregate dollar amounts of these loans were $30.42 million and $23.13 million at December 31, 2025 and 2024, respectively. During 2025, $20.38 million of new loans and other additions were made and $13.09 million of repayments and other reductions occurred. During 2024, $19.86 million of new loans and other additions were made and $4.47 million of repayments and other reductions occurred.

The Company evaluates loans and leases, except residential real estate and home equity loans and consumer loans, for credit quality at least annually but more frequently if certain circumstances occur (such as material new information which becomes available and indicates a potential change in credit risk). The Company uses two methods to assess credit risk: loan or lease credit quality grades and credit risk classifications. The purpose of the loan or lease credit quality grade is to document the degree of risk associated with individual credits as well as inform management of the degree of risk in the portfolio taken as a whole. Credit risk classifications are used to categorize loans by degree of risk and to designate individual or committee approval authorities for higher risk credits at the time of origination. Credit risk classifications include categories for: Acceptable, Marginal, Special Attention, Special Risk, Restricted by Policy, Regulated and Prohibited by Law.

All loans and leases, except residential real estate and home equity loans and consumer loans, are assigned credit quality grades on a scale from 1 to 12 with grade 1 representing superior credit quality. The criteria used to assign grades to extensions of credit that exhibit potential problems or well-defined weaknesses are primarily based upon the degree of risk and the likelihood of orderly repayment, and their effect on the Company's safety and soundness. Loans or leases graded 7 or weaker are considered "special attention" credits and, as such, undergo enhanced monitoring on a quarterly basis. Grade 7 credits are defined as "watch" and contain greater than average credit risk and are monitored to limit the Company's exposure to increased risk; grade 8 credits are "special mention" and, following regulatory guidelines, are defined as having potential weaknesses that deserve management's close attention. Credits that exhibit well-defined weaknesses and a distinct possibility of loss are considered ''classified'' and are graded 9 through 12 corresponding to the regulatory definitions of "substandard" (grades 9 and 10) and the more severe ''doubtful'' (grade 11) and ''loss'' (grade 12). For residential real estate and home equity and consumer loans, credit quality is based on the aging status of the loan and by payment activity. Nonperforming loans are those loans which are on nonaccrual status or are 90 or more past due.

Below is a summary of the Company's loan and lease portfolio segments and a discussion of the risk characteristics relevant to each portfolio segment.

Commercial and agricultural – loans are to entities within the Company's local market communities. Loans are for business or agri-business purposes and include working capital lines of credit secured by accounts receivable and inventory that are generally renewable annually and term loans secured by equipment with amortizations based on the expected life of the underlying collateral, generally three to seven years. These loans are typically further supported by personal guarantees. Commercial exposure is to a wide range of industries and services. Risks in this sector are also varied and are most impacted by general economic conditions. Risk mitigants include appropriate underwriting and monitoring and, when appropriate, government guarantees, including SBA and FSA.

Renewable energy – loans are for the purpose of financing primarily solar related projects and may include construction draw notes, operating loans, letters of credit and may entail a tax equity structure. The Company's core focus is solar financing, but its lending activities may also include a limited amount of battery storage projects or other alternative energy resources. Collateral in a multi-state area includes tangible assets of the borrower, assignment of intangible assets including power purchase agreements, and pledges of permits and licenses. Financing is provided to qualified borrowers throughout the continental United States with an emphasis on the region east of the Rocky Mountains.

Auto and light truck – loans are secured by vehicles and borrowers are nationwide. The portfolio consists of multiple industries: auto rental, auto leasing and a small specialty vehicle segment which the Company is largely exiting. Borrowers in the auto rental segment are primarily independent auto rental entities with on-airport and off-airport locations, and some insurance replacement business. Loan terms are relatively short, generally eighteen months, but up to four years. Auto leasing customers lease to businesses and the Company takes assignment of the lease stream and places its lien on the vehicles. Terms are generally longer than the auto rental sector, three to seven years and match the underlying leases. Risks include economic risks and collateral risks, principally used vehicle values.

Medium and heavy duty truck – loans and full-service truck leases are secured by heavy-duty trucks, commonly Class 8 trucks and trailers, and are generally personally guaranteed. In addition to economic risks, collateral risk is significant. Financing is generally at full cost, plus additional expenditures to get the vehicle operational, such as taxes, insurance and fees. It takes three to four years of debt amortization to reach an equity position in the collateral.

Aircraft – loans are to domestic and foreign borrowers with the domestic segment further divided into two pools: 1) personal and business use, and 2) dealers and operators. The Company's focus for the foreign sector is Latin America, principally Mexico and Brazil. Loans are primarily secured by new and used business jets and helicopters, with appropriate advances, amortizations of ten to fifteen years, and are generally guaranteed by individuals. The most significant risk in the Aircraft portfolio is collateral risk - volatility in underlying values and maintenance concerns. The portfolio is subject to national and global economic risks.

Construction equipment – loans are to borrowers throughout the country secured by specific equipment. The borrowers include highway and road builders, asphalt producers and pavers, suppliers of aggregate products, site developers, frac sand operations, general construction equipment dealers and operators, and crane rental entities. Generally, loans include personal guarantees. The construction equipment industry is heavily dependent on the U.S. economy and the global economy. Market growth is reliant on investments from public and private sectors into urbanization and infrastructure projects.

Commercial real estate – loans are generally to entities within the local market communities served by the Company with advances generally within regulatory guidelines. Historically, the Company's exposure to commercial real estate has been primarily to the less risky owner-occupied segment, although growth has occurred in the non-owner-occupied segment of this portfolio over the last several years. The non-owner-occupied segment includes hotels, apartment complexes and warehousing facilities. There is generally limited exposure to construction loans although at present, construction exposures are comparably higher than previous periods. Many commercial real estate loans carry personal guarantees. Additional risks in the commercial real estate portfolio include interest rate risk, geographical concentration in northern Indiana and southwest Michigan, and general economic conditions.

Residential real estate and home equity – loans predominantly include one-to-four family mortgages to borrowers in the Company's local market communities and are appropriately underwritten and secured by residential real estate.

Consumer – loans are to individuals in the Company's local markets and auto loans are generally secured by personal vehicles and appropriately underwritten.

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, credit quality rating and year of origination as of December 31, 2025.

(Dollars in thousands)	Term Loans and Leases by Origination Year						Revolving Loans	Revolving Loans Converted to Term	Total
	2025	2024	2023	2022	2021	Prior			
Commercial and agricultural									
Grades 1-6	$ 166,469	$ 91,665	$ 71,108	$ 47,491	$ 21,408	$ 15,469	$ 342,362	$ —	$ 755,972
Grades 7-12	2,409	555	4,287	1,583	1,503	2,035	29,248	—	41,620
Total commercial and agricultural	168,878	92,220	75,395	49,074	22,911	17,504	371,610	—	797,592
Current period gross charge-offs	220	32	171	198	9	—	1,790	—	2,420
Renewable energy									
Grades 1-6	326,861	94,730	82,739	23,454	57,332	67,683	—	—	652,799
Grades 7-12	—	—	—	—	—	—	—	—	—
Total renewable energy	326,861	94,730	82,739	23,454	57,332	67,683	—	—	652,799
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Auto and light truck									
Grades 1-6	438,559	206,382	96,058	38,777	9,475	5,038	—	—	794,289
Grades 7-12	7,296	35,446	49,032	1,611	5	197	—	—	93,587
Total auto and light truck	445,855	241,828	145,090	40,388	9,480	5,235	—	—	887,876
Current period gross charge-offs	—	2,010	129	226	1	—	—	—	2,366
Medium and heavy duty truck									
Grades 1-6	90,318	60,465	47,654	44,315	10,101	3,478	—	481	256,812
Grades 7-12	284	—	4,729	5,495	2,360	69	—	—	12,937
Total medium and heavy duty truck	90,602	60,465	52,383	49,810	12,461	3,547	—	481	269,749
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Aircraft									
Grades 1-6	356,020	211,086	141,743	201,381	112,448	31,204	6,550	—	1,060,432
Grades 7-12	5,063	4,722	4,946	8,141	—	3,517	—	—	26,389
Total aircraft	361,083	215,808	146,689	209,522	112,448	34,721	6,550	—	1,086,821
Current period gross charge-offs	—	—	485	—	—	—	—	—	485
Construction equipment									
Grades 1-6	468,572	340,807	203,162	103,306	24,023	14,702	34,925	1,437	1,190,934
Grades 7-12	2,771	5,094	3,734	8,397	912	9,293	—	—	30,201
Total construction equipment	471,343	345,901	206,896	111,703	24,935	23,995	34,925	1,437	1,221,135
Current period gross charge-offs	—	201	1,206	—	—	—	—	—	1,407
Commercial real estate									
Grades 1-6	242,722	253,670	275,286	197,066	109,679	157,033	56	—	1,235,512
Grades 7-12	812	13,256	9,897	4,643	3,748	1,897	—	—	34,253
Total commercial real estate	243,534	266,926	285,183	201,709	113,427	158,930	56	—	1,269,765
Current period gross charge-offs	—	5	17	—	—	5	—	—	27
Residential real estate and home equity									
Performing	96,957	71,597	54,957	82,427	72,962	141,902	207,536	8,334	736,672
Nonperforming	209	146	549	839	340	72	1,870	80	4,105
Total residential real estate and home equity	97,166	71,743	55,506	83,266	73,302	141,974	209,406	8,414	740,777
Current period gross charge-offs	—	—	—	13	—	5	50	6	74
Consumer									
Performing	38,401	26,781	18,328	13,858	3,837	1,142	17,068	—	119,415
Nonperforming	70	34	294	195	106	41	—	—	740
Total consumer	38,471	26,815	18,622	14,053	3,943	1,183	17,068	—	120,155
Current period gross charge-offs	$ 621	$ 287	$ 282	$ 239	$ 52	$ 10	$ 30	$ —	$ 1,521

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, credit quality rating and year of origination as of December 31, 2024.

	Term Loans and Leases by Origination Year								
(Dollars in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and agricultural									
Grades 1-6	$ 136,888	$ 115,508	$ 66,696	$ 36,315	$ 19,677	$ 18,369	$ 331,282	$ —	$ 724,735
Grades 7-12	438	4,079	7,769	2,426	194	2,325	31,008	—	48,239
Total commercial and agricultural	137,326	119,587	74,465	38,741	19,871	20,694	362,290	—	772,974
Current period gross charge-offs	—	276	117	550	—	—	8,882	—	9,825
Renewable energy									
Grades 1-6	150,951	145,126	22,110	70,606	22,329	76,144	—	—	487,266
Grades 7-12	—	—	—	—	—	—	—	—	—
Total renewable energy	150,951	145,126	22,110	70,606	22,329	76,144	—	—	487,266
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Auto and light truck									
Grades 1-6	443,033	276,295	106,199	25,535	10,018	6,677	—	—	867,757
Grades 7-12	26,131	48,319	4,754	99	1,210	165	—	—	80,678
Total auto and light truck	469,164	324,614	110,953	25,634	11,228	6,842	—	—	948,435
Current period gross charge-offs	—	165	448	6	—	111	—	—	730
Medium and heavy duty truck									
Grades 1-6	88,395	72,816	81,238	25,726	11,298	5,493	—	—	284,966
Grades 7-12	—	1,524	1,623	690	—	13	—	807	4,657
Total medium and heavy duty truck	88,395	74,340	82,861	26,416	11,298	5,506	—	807	289,623
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Aircraft									
Grades 1-6	347,099	190,776	285,677	151,194	82,208	32,326	7,773	—	1,097,053
Grades 7-12	2,882	7,704	10,920	1,846	3,392	—	—	—	26,744
Total aircraft	349,981	198,480	296,597	153,040	85,600	32,326	7,773	—	1,123,797
Current period gross charge-offs	—	—	—	15	—	53	—	—	68
Construction equipment									
Grades 1-6	488,870	325,443	208,114	70,258	33,095	10,890	25,916	1,966	1,164,552
Grades 7-12	2,716	10,650	11,686	1,679	12,629	—	—	—	39,360
Total construction equipment	491,586	336,093	219,800	71,937	45,724	10,890	25,916	1,966	1,203,912
Current period gross charge-offs	46	989	390	267	—	—	—	—	1,692
Commercial real estate									
Grades 1-6	258,988	303,717	237,103	126,129	82,249	177,798	264	—	1,186,248
Grades 7-12	145	14,580	5,846	6,386	27	2,033	—	—	29,017
Total commercial real estate	259,133	318,297	242,949	132,515	82,276	179,831	264	—	1,215,265
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Residential real estate and home equity									
Performing	87,045	69,439	94,441	81,345	79,575	85,333	173,876	6,210	677,264
Nonperforming	—	171	624	346	103	340	1,138	85	2,807
Total residential real estate and home equity	87,045	69,610	95,065	81,691	79,678	85,673	175,014	6,295	680,071
Current period gross charge-offs	—	3	—	32	—	—	30	1	66
Consumer									
Performing	43,692	33,063	28,594	10,092	2,398	983	13,823	—	132,645
Nonperforming	22	352	336	57	33	20	—	—	820
Total consumer	43,714	33,415	28,930	10,149	2,431	1,003	13,823	—	133,465
Current period gross charge-offs	$ 565	$ 230	$ 276	$ 118	$ 16	$ 22	$ 122	$ —	$ 1,349

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, with delinquency aging and nonaccrual status.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Total Accruing	Total Nonaccrual	Nonaccrual with No Allowance for Credit Loss	Total Financing Receivables
December 31, 2025								
Commercial and agricultural	$ 794,559	$ 516	$ 24	$ —	$ 795,099	$ 2,493	$ 773	$ 797,592
Renewable energy	652,799	—	—	—	652,799	—	—	652,799
Auto and light truck	833,507	21	—	—	833,528	54,348	28,411	887,876
Medium and heavy duty truck	268,173	—	—	—	268,173	1,576	—	269,749
Aircraft	1,084,554	2,267	—	—	1,086,821	—	—	1,086,821
Construction equipment	1,205,931	3,863	—	—	1,209,794	11,341	10,797	1,221,135
Commercial real estate	1,267,157	149	—	—	1,267,306	2,459	1,798	1,269,765
Residential real estate and home equity	733,037	2,677	958	460	737,132	3,645	—	740,777
Consumer	118,277	919	219	—	119,415	740	—	120,155
Total	$6,957,994	$ 10,412	$ 1,201	$ 460	$6,970,067	$ 76,602	$ 41,779	$ 7,046,669
December 31, 2024								
Commercial and agricultural	$ 767,942	$ 275	$ 42	$ —	$ 768,259	$ 4,715	$ 3,167	$ 772,974
Renewable energy	487,266	—	—	—	487,266	—	—	487,266
Auto and light truck	943,403	2,226	—	—	945,629	2,806	939	948,435
Medium and heavy duty truck	289,623	—	—	—	289,623	—	—	289,623
Aircraft	1,123,797	—	—	—	1,123,797	—	—	1,123,797
Construction equipment	1,185,936	—	—	—	1,185,936	17,976	17,404	1,203,912
Commercial real estate	1,203,967	9,703	—	—	1,213,670	1,595	1,055	1,215,265
Residential real estate and home equity	675,669	1,010	585	96	677,360	2,711	—	680,071
Consumer	131,585	852	208	10	132,655	810	—	133,465
Total	$6,809,188	$ 14,066	$ 835	$ 106	$6,824,195	$ 30,613	$ 22,565	$ 6,854,808

Interest income for the years ended December 31, 2025, 2024, and 2023, would have increased by approximately $5.83 million, $2.06 million, and $1.47 million, respectively, if the nonaccrual loans and leases had earned interest at their full contract rate.

A loan or lease is considered collateral-dependent when the borrower is experiencing financial difficulty and the loan or lease is expected to be repaid substantially through the operation or sale of the collateral. Expected credit losses for collateral-dependent loans and leases are based on the fair value of the collateral, adjusted for selling costs as appropriate. Significant quarter over quarter changes are reflective of changes in nonaccrual status and not necessarily associated with credit quality indicators like appraisal value.

The following table shows the amortized cost basis of collateral-dependent loans, segregated by portfolio segment, which are individually evaluated to determine credit losses.

(Dollars in thousands)	Real Estate	Equipment	General Business Assets	Total	Allowance on Collateral Dependent Loans and Leases
December 31, 2025					
Commercial and agricultural	$ —	$ —	$ 1,136	$ 1,136	$ 19
Auto and light truck	—	53,981	—	53,981	1,080
Medium and heavy duty truck	—	1,507	—	1,507	166
Construction equipment	—	10,797	—	10,797	—
Commercial real estate	1,798	—	—	1,798	—
Total	$ 1,798	$ 66,285	$ 1,136	$ 69,219	$ 1,265
December 31, 2024					
Commercial and agricultural	$ —	$ —	$ 4,102	$ 4,102	$ 209
Auto and light truck	—	939	—	939	—
Construction equipment	—	17,404	—	17,404	—
Commercial real estate	1,055	—	—	1,055	—
Total	$ 1,055	$ 18,343	$ 4,102	$ 23,500	$ 209

Loan Modifications to Borrowers Experiencing Financial Difficulty

The following table shows the amortized cost of loans and leases over $250,000 at December 31, 2025 and 2024, respectively, that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2025 and 2024, respectively, segregated by portfolio segment and type of modification. The percentage of the amortized cost of loans and leases that were modified to borrowers in financial distress as compared to the amortized cost of each segment of financial receivable is also presented below.

(Dollars in thousands)	Payment Delay	Term Extension	Interest Rate Reduction	Combination Payment Delay and Term Extension	% of Total Segment Financing Receivables
December 31, 2025					
Commercial and agricultural	$ —	$ 5,653	$ —	$ 1,691	0.92 %
Auto and light truck	18,104	26,070	—	—	4.98
Medium and heavy duty truck	—	—	—	1,508	0.56
Construction equipment	—	386	—	—	0.03
Total	$ 18,104	$ 32,109	$ —	$ 3,199	0.76 %
December 31, 2024					
Commercial and agricultural	$ 1,052	$ —	$ —	$ —	0.14 %
Auto and light truck	—	—	—	40,150	4.23
Medium and heavy duty truck	—	—	—	3,017	1.04
Commercial real estate	988	—	—	—	0.08
Total	$ 2,040	$ —	$ —	$ 43,167	0.66 %

There were $4.02 million and $8.40 million of commitments to lend additional amounts to the borrowers included in the previous table at December 31, 2025 and December 31, 2024, respectively.

The Company closely monitors the performance of loans and leases that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table shows the performance of such loans and leases that have been modified during the twelve months ended December 31, 2025 and December 31, 2024, respectively.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due
December 31, 2025					
Commercial and agricultural	$ 7,300	$ —	$ —	$ 44	$ 44
Auto and light truck	26,070	5,387	12,717	—	18,104
Medium and heavy duty truck	1,508	—	—	—	—
Construction equipment	386	—	—	—	—
Total	$ 35,264	$ 5,387	$ 12,717	$ 44	$ 18,148
December 31, 2024					
Commercial and agricultural	$ 1,052	$ —	$ —	$ —	$ —
Auto and light truck	39,664	—	486	—	486
Medium and heavy duty truck	3,017	—	—	—	—
Commercial real estate	988	—	—	—	—
Total	$ 44,721	$ —	$ 486	$ —	$ 486

The following table shows the financial effect of loan and lease modifications presented above to borrowers experiencing financial difficulty for the twelve months ended December 31, 2025 and December 31, 2024, respectively.

	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in months)	Weighted- Average Payment Delay (in months)	Combination Weighted-Average Payment Delay and Term Extension (in months)
December 31, 2025				
Commercial and agricultural	— %	8	0	7
Auto and light truck	—	20	3	0
Medium and heavy duty truck	—	0	0	3
Construction equipment	—	5	0	0
Total	— %	17	3	5
December 31, 2024				
Commercial and agricultural	— %	0	6	0
Auto and light truck	—	0	0	3
Medium and heavy duty truck	—	0	0	4
Commercial real estate	—	0	6	0
Total	— %	0	6	3

There was one modified loan to a borrower experiencing financial difficulty which had a payment default within twelve months of modification during each of the twelve month periods ended December 31, 2025 and December 31, 2024, respectively.

Upon the Company's determination that a modified loan or lease has subsequently been deemed uncollectible, the loan or lease is written off. Therefore, the amortized cost of the loan is reduced by the uncollectible amount and the allowance for loan and lease losses is adjusted by the same amount.

Note 5 — Allowance for Credit Losses

Allowance for Loan and Lease Losses

The methodology used to estimate the appropriate level of the allowance for loan and lease losses is described in Note 1, under the heading "Allowance for Credit Losses." The allowance for loan and lease losses at December 31, 2025 and 2024, represents the Company's current estimate of lifetime credit losses inherent in the loan and lease portfolio. The following table shows the changes in the allowance for loan and lease losses, segregated by portfolio segment, for each of the three years ended December 31.

(Dollars in thousands)	Commercial and agricultural	Renewable energy	Auto and light truck	Medium and heavy duty truck	Aircraft	Construction equipment	Commercial real estate	Residential real estate and home equity	Consumer	Total
2025										
Balance, beginning of year	$ 21,316	$ 8,562	$ 18,437	$ 7,292	$ 36,663	$ 28,258	$ 24,821	$ 7,976	$ 2,215	$ 155,540
Charge-offs	2,420	—	2,366	—	485	1,407	27	74	1,521	8,300
Recoveries	929	—	1,806	—	565	426	90	21	257	4,094
Net charge-offs (recoveries)	1,491	—	560	—	(80)	981	(63)	53	1,264	4,206
Provision (recovery of provision)	2,158	3,271	3,776	(997)	(900)	252	512	1,153	1,287	10,512
Balance, end of year	$ 21,983	$ 11,833	$ 21,653	$ 6,295	$ 35,843	$ 27,529	$ 25,396	$ 9,076	$ 2,238	$ 161,846
2024										
Balance, beginning of year	$ 17,385	$ 6,610	$ 16,858	$ 8,965	$ 37,653	$ 26,510	$ 23,690	$ 7,698	$ 2,183	$ 147,552
Charge-offs	9,825	—	730	—	68	1,692	—	66	1,349	13,730
Recoveries	418	—	3,273	—	1,279	2,100	724	26	235	8,055
Net charge-offs (recoveries)	9,407	—	(2,543)	—	(1,211)	(408)	(724)	40	1,114	5,675
Provision (recovery of provision)	13,338	1,952	(964)	(1,673)	(2,201)	1,340	407	318	1,146	13,663
Balance, end of year	$ 21,316	$ 8,562	$ 18,437	$ 7,292	$ 36,663	$ 28,258	$ 24,821	$ 7,976	$ 2,215	$ 155,540
2023										
Balance, beginning of year	$ 14,635	$ 7,217	$ 18,634	$ 7,566	$ 41,093	$ 24,039	$ 17,431	$ 6,478	$ 2,175	$ 139,268
Charge-offs	4,305	—	729	—	—	54	248	101	1,211	6,648
Recoveries	243	—	5,591	12	967	1,656	11	334	252	9,066
Net charge-offs (recoveries)	4,062	—	(4,862)	(12)	(967)	(1,602)	237	(233)	959	(2,418)
Provision (recovery of provision)	6,812	(607)	(6,638)	1,387	(4,407)	869	6,496	987	967	5,866
Balance, end of year	$ 17,385	$ 6,610	$ 16,858	$ 8,965	$ 37,653	$ 26,510	$ 23,690	$ 7,698	$ 2,183	$ 147,552

The allowance for loan and lease losses increased year-over-year in 2025 due to loan growth, the accretive impact of changes in the forecast adjustment, and a modest increase in special attention balances, which are reserved at higher rates. The Company remains cautious on the forward-outlook and the forecast adjustment reflects an increase in downside risk as compared to the prior year-end analysis. Growth expectations remain fragile, and the forecast reflects heightened uncertainty and a broader range of potential negative macroeconomic outcomes as compared to the previous year-end. Allowance increases were partially offset by declines in historical loss rates due to generally modest charge-offs and/or recovery activity in select portfolios as compared to the prior year-end.

Economic Outlook

As of December 31, 2025, the most significant economic factors impacting the Company's loan portfolios are uncertainty in the domestic growth outlook, the ongoing impact of changes in trade policy, still-elevated inflation and interest rates, along with ongoing foreign conflicts and geopolitical instability. The labor market has exhibited broadening signs of softening, including a decline in job openings, and slower payroll growth. Payroll growth has lacked industry sector breadth for multiple consecutive quarters. Uncertainty regarding tariff policy and timing raises downside risks relative to the prior year. The Company remains concerned about tariff policies, uncertainty surrounding policy implementation, and the impact on the Company's markets. To date, tariff impacts have largely been absorbed within the supply chain, but pass-through to the consumer remains a risk. Consumer stressors are evident and consumer confidence is weakening. The Company remains concerned about small businesses' ability to manage expenses in an environment of broad instability, elevated interest rates, and higher cost of capital. Restrictive trade policies increase the potential for volatility in asset prices which collateralize the Company's loans. The forecast considers global and domestic economic impacts from these factors, as well as other key economic factors, such as changes in gross domestic product and unemployment, which may impact the Company's clients. Forecast assumptions as of year-end represent a broadening of economic risks as compared to the prior year-end's analysis. The forecast reflects uncertain economic growth expectations and a continued weighting towards downside risks during the forecast period over the next two years with inflation slowly moving back towards the 2% Federal Reserve target rate resulting in an adverse impact on the loan and lease portfolio.

Although the Company's current loss estimates consider geopolitical and economic risk, due to the level of uncertainty associated with these and other risk factors, the complexity of the current environment, and the potential for future changes in the forecast, the Company's future loss estimates may vary considerably from the December 31, 2025 assumptions.

Liability for Credit Losses on Unfunded Loan Commitments

The liability for credit losses inherent in unfunded loan commitments is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. The following table shows the changes in the liability for credit losses on unfunded loan commitments for each of the three years ended December 31.

(Dollars in thousands)		2025		2024		2023
Balance, beginning of year	$	6,985	$	8,182	$	5,616
Provision (recovery of provision)		2,050		(1,197)		2,566
Balance, end of year	$	9,035	$	6,985	$	8,182

Note 6 — Lease Investments

As a lessor, the Company's loan and lease portfolio includes direct finance leases, which are included in Commercial and Agricultural, Renewable Energy, Auto and Light Truck, Medium and Heavy Duty Truck, Aircraft, and Construction Equipment on the Consolidated Statements of Financial Condition. The Company also finances various types of construction equipment, medium and heavy duty trucks, automobiles and other equipment under leases classified as operating leases, which are included in Equipment Owned Under Operating Leases, Net, on the Consolidated Statements of Financial Condition.

The following table shows the components of the investment in direct finance and operating leases as of December 31.

(Dollars in thousands)		2025		2024
Direct finance leases:				
Minimum lease payments	$	221,412	$	219,332
Estimated unguaranteed residual values		—		—
Less: Unearned income		(39,715)		(45,064)
Net investment in direct finance leases	$	181,697	$	174,268
Operating leases:				
Gross investment in operating leases	$	13,455	$	23,752
Accumulated depreciation		(6,491)		(12,269)
Net investment in operating leases	$	6,964	$	11,483

The following table shows future minimum lease payments due from clients on direct finance and operating leases at December 31, 2025.

(Dollars in thousands)		Direct Finance Leases		Operating Leases
2026	$	70,791	$	2,027
2027		44,069		1,161
2028		33,144		573
2029		23,295		89
2030		18,456		—
Thereafter		31,657		—
Total	$	221,412	$	3,850

To mitigate the risk of loss, the Company seeks to diversify both the type of equipment leased and the industries in which the lessees participate. In addition, a portion of the Company's leases are terminal rental adjustment clause or "TRAC" leases where the lessee effectively guarantees the full residual value through a rental adjustment at the end of term or those where partial value is guaranteed ("split-TRAC"), which has a limited residual risk. Under a split-TRAC structure, the limited residual risk would be satisfied first by the net sale proceeds of the leased asset. The lessee's at-risk portion, or top risk, is satisfied last and is subject to repayment as additional rent, if the TRAC amount is not satisfied by the net sale proceeds. The carrying amount of residual assets covered by residual value guarantees was $43.51 million and $30.57 million at December 31, 2025 and December 31, 2024, respectively.

The following table shows interest income recognized from direct finance lease payments and operating lease equipment rental income and related depreciation expense.

(Dollars in thousands)	2025	2024	2023
Direct finance leases:			
Interest income on lease receivable	$ 17,001	$ 13,655	$ 13,553
Operating leases:			
Income related to lease payments	$ 3,021	$ 5,171	$ 8,837
Depreciation expense	2,415	4,073	7,093

Income related to reimbursements from lessees for personal property tax on operating leased equipment for the years ended December 31, 2025, 2024 and 2023 were $0.15 million, $0.20 million and $0.27 million, respectively. Expense related to personal property tax payments on operating leased equipment for the year ended December 31, 2025, 2024 and 2023 were $0.15 million, $0.20 million and $0.27 million, respectively.

During the years ended December 31, 2025, 2024, and 2023, the Company recorded impairment charges of $0.00 million, $0.00 million, and $0.00 million, respectively. Impairment charges are recorded as a result of the annual review of operating lease residual values and are recognized in Depreciation — Leased Equipment on the Consolidated Statements of Income.

Note 7 — Premises and Equipment

The following table shows premises and equipment as of December 31.

(Dollars in thousands)	2025	2024
Land	$ 19,218	$ 16,427
Buildings and improvements	73,972	71,325
Furniture and equipment	44,581	43,312
Total premises and equipment	137,771	131,064
Accumulated depreciation	(79,453)	(77,608)
Net premises and equipment	$ 58,318	$ 53,456

Depreciation of properties and equipment totaled $5.07 million in 2025, $4.46 million in 2024, and $4.45 million in 2023.

Note 8 — Mortgage Servicing Rights

The unpaid principal balance of residential mortgage loans serviced for third parties was $756.53 million at December 31, 2025, compared to $777.81 million at December 31, 2024, and $806.05 million at December 31, 2023.

Amortization expense on MSRs is expected to total $0.52 million, $0.44 million, $0.38 million, $0.33 million, and $0.28 million in 2026, 2027, 2028, 2029, and 2030, respectively. Projected amortization excludes the impact of future asset additions or disposals.

The following table shows changes in the carrying value of MSRs and the associated valuation allowance.

(Dollars in thousands)	2025	2024
Mortgage servicing rights:		
Balance at beginning of year	$ 3,436	$ 3,670
Additions	631	547
Amortization	(767)	(781)
Sales	—	—
Carrying value before valuation allowance at end of year	3,300	3,436
Valuation allowance:		
Balance at beginning of year	—	—
Impairment recoveries	—	—
Balance at end of year	$ —	$ —
Net carrying value of mortgage servicing rights at end of year	$ 3,300	$ 3,436
Fair value of mortgage servicing rights at end of year	$ 7,325	$ 7,480

The balance of MSRs is located in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition. At December 31, 2025, the fair value of MSRs exceeded the carrying value reported on the Consolidated Statements of Financial Condition by $4.03 million. This difference represents increases in the fair value of certain MSRs that could not be recorded above cost basis.

Funds held in trust at 1st Source for the payment of principal, interest, taxes and insurance premiums applicable to mortgage loans being serviced for others, were approximately $9.21 million and $8.45 million at December 31, 2025 and December 31, 2024, respectively. Mortgage loan contractual servicing fees, including late fees and ancillary income, were $2.38 million, $2.40 million, and $2.54 million for 2025, 2024, and 2023, respectively. Mortgage loan contractual servicing fees are included in Mortgage Banking on the Consolidated Statements of Income.

Note 9 — Intangible Assets and Goodwill

At December 31, 2025, intangible assets consisted of goodwill of $83.90 million and other intangible assets of $0.00 million, which was net of accumulated amortization of $0.40 million. At December 31, 2024, intangible assets consisted of goodwill of $83.90 million and other intangible assets of $0.00 million, which was net of accumulated amortization of $0.14 million. Intangible asset amortization was $0.26 million, $0.02 million, and $0.11 million for 2025, 2024, and 2023, respectively. There is no expected future amortization expense related to other intangible assets as of December 31, 2025, as such assets are fully amortized.

The following table shows a summary of other intangible assets as of December 31.

(Dollars in thousands)		2025		2024
Other intangibles:				
Gross carrying amount	$	404	$	146
Less: accumulated amortization		(404)		(144)
Net carrying amount	$	—	$	2

Note 10 — Deposits

The aggregate amount of certificates of deposit of $250,000 or more and other time deposits of $250,000 or more outstanding at December 31, 2025 and 2024 was $685.03 million and $897.93 million, respectively.

The following table shows the amount of certificates of deposit of $250,000 or more and other time deposits of $250,000 or more outstanding at December 31, 2025, by time remaining until maturity.

(Dollars in thousands)		
Under 3 months	$	209,653
4 – 6 months		174,695
7 – 12 months		146,880
Over 12 months		153,805
Total	$	685,033

The following table shows scheduled maturities of time deposits, including both private and public funds, at December 31, 2025.

(Dollars in thousands)		
2026	$	1,314,171
2027		228,411
2028		41,238
2029		1,260
2030		1,065
Thereafter		455
Total	$	1,586,600

Note 11 — Borrowed Funds and Mandatorily Redeemable Securities

The following table shows the details of long-term debt and mandatorily redeemable securities as of December 31.

(Dollars in thousands)	2025		2024	
Federal Home Loan Bank borrowings (1.04%)	$	10,000	$	10,000
Mandatorily redeemable securities		27,783		22,073
Other long-term debt		5,547		7,083
Total long-term debt and mandatorily redeemable securities	$	43,330	$	39,156

Annual maturities of long-term debt outstanding at December 31, 2025, for the next five years and thereafter beginning in 2026, are as follows: $12.03 million; $1.57 million; $0.94 million; $0.79 million; $0.12 million; and $27.88 million.

At December 31, 2025, the Federal Home Loan Bank borrowings represented a source of funding for community economic development activities, agricultural loans and general funding for the bank and consisted of one fixed rate note maturing in 2026. This note was collateralized by $13.50 million of certain real estate loans.

Mandatorily redeemable securities as of December 31, 2025 and 2024, of $27.78 million and $22.07 million, respectively reflected the "book value" shares under the 1st Source Executive Incentive Plan. See Note 16 - Stock Based Compensation (Stock Award Plans) for additional information. Dividends paid on these shares and changes in book value per share are recorded as Other interest expense on the Consolidated Statements of Income. Total interest expense recorded for 2025, 2024, and 2023 was $4.48 million, $2.97 million, and $3.60 million, respectively.

The following table shows the details of short-term borrowings as of December 31.

	2025		2024	
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Federal funds purchased	$ 50,000	3.68 %	$ —	— %
Securities sold under agreements to repurchase	62,470	0.73	72,346	1.15
Federal Home Loan Bank advances	125,000	3.79	75,000	4.50
Federal Reserve advances	—	—	100,000	4.76
Other short-term borrowings	1,151	—	1,852	—
Total short-term borrowings	$ 238,621	2.94 %	$ 249,198	3.60 %

Note 12 — Variable Interest Entities

A variable interest entity (VIE) is a partnership, limited liability company, trust or other legal entity that meets any one of the following criteria:

- The entity does not have sufficient equity to conduct its activities without additional subordinated financial support from another party.

- The entity's investors lack the power to direct the activities that most significantly affect the entity's economic performance.

- The entity's at-risk holders do not have the obligation to absorb the losses or the right to receive residual returns.

- The voting rights of some investors are not proportional to their economic interests in the entity, and substantially all of the entity's activities involve, or are conducted on behalf of, investors with disproportionately few voting rights.

The Company is involved in various entities that are considered to be VIEs. The Company's investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company's regulatory compliance with the Community Reinvestment Act. The Company's investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and community development tax-advantaged investments in tax expense of $3.81 million, $3.19 million and $2.66 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company also recognized $24.50 million, $22.74 million and $37.23 million of investment tax credits for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. As a limited partner in these operating partnerships, the Company is allocated credits and deductions associated with the underlying properties. The Company has determined that it is not the primary beneficiary of these investments because the general partners have the power to direct activities that most significantly influence the economic performance of their respective partnerships.

The Company's investments in these unconsolidated VIEs are carried in Other Assets on the Consolidated Statements of Financial Condition. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are generally carried in Other Liabilities on the Consolidated Statements of Financial Condition. The Company's maximum exposure to loss from these unconsolidated VIEs includes the investment recorded on the Consolidated Statements of Financial Condition, net of unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the community-based business projects, housing projects, and renewable energy projects completely fail and do not meet certain taxing authority compliance requirements, resulting in recapture of the related tax credits.

The following table provides a summary of investments in affordable housing, community development and renewable energy VIEs that the Company has not consolidated as of December 31, 2025 and 2024.

(Dollars in thousands)	2025	2024
Investment carrying amount	$ 72,390	$ 62,044
Unfunded capital and other commitments	57,989	52,806
Maximum exposure to loss	84,442	74,242

The Company is required to consolidate VIEs in which it has concluded it has significant involvement and the ability to direct the activities that impact the entity's economic performance. The Company is the managing general partner of entities in which it shares interest in tax-advantaged investments with a third party. At December 31, 2025 and 2024, approximately $47.87 million and $78.20 million, respectively, of the Company's assets and $0.00 million and $0.00 million, respectively, of its liabilities included on the Consolidated Statements of Financial Condition were related to tax-advantaged investment VIEs which the Company has consolidated. The assets of the consolidated VIEs are reported in Other Assets, the liabilities are reported in Other Liabilities, and the non-controlling interest is reported in Equity on the Consolidated Statements of Financial Condition. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIE do not have recourse to the general credit of the Company. The Company's exposure to the consolidated VIE is generally limited to the carrying value of its variable interest plus any related tax credits previously recognized.

Additionally, the Company sponsors one trust, 1st Source Master Trust (Capital Trust), of which 100% of the common equity is owned by the Company. The Capital Trust was formed in 2007 for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of the capital securities solely in junior subordinated debenture securities of the Company (the subordinated notes). The subordinated notes held by the Capital Trust are the sole assets of the Capital Trust. The Capital Trust qualifies as a variable interest entity for which the Company is not the primary beneficiary and is therefore reported in the financial statements as an unconsolidated subsidiary. The junior subordinated debentures are reflected as subordinated notes on the Consolidated Statements of Financial Condition with the corresponding interest distributions reflected as Interest Expense on the Consolidated Statements of Income. The common shares issued by the Capital Trust are included in Other Assets on the Consolidated Statements of Financial Condition.

Distributions on the capital securities issued by the Capital Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Capital Trust on the subordinated notes held by the Capital Trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated notes. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The capital securities held by the Capital Trust qualify as Tier 1 capital under Federal Reserve Board guidelines.

The following table shows subordinated notes at December 31, 2025.

(Dollars in thousands)	Amount of Subordinated Notes		Interest Rate	Maturity Date
June 2007 issuance (1)	$	41,238	7.22 %	6/15/2037
August 2007 issuance (2)		17,526	5.46 %	9/15/2037
Total	$	58,764		

(1) Fixed rate through life of debt.
(2) 3-Month Term SOFR + the 3-Month tenor spread adjustment + 1.48% through remaining life of debt.

Note 13 — Earnings Per Share

Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Participating securities include non-vested restricted stock awards. Non-vested restricted stock awards are considered participating securities to the extent the holders of these securities receive non-forfeitable dividends at the same rate as holders of common stock. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

Stock options, where the exercise price was greater than the average market price of the common shares, were excluded from the computation of diluted earnings per common share because the result would have been antidilutive. No stock options were considered antidilutive as of December 31, 2025, 2024 and 2023.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share for the three years ending December 31.

(Dollars in thousands - except per share amounts)		2025		2024		2023
Distributed earnings allocated to common stock	$	37,217	$	34,265	$	32,001
Undistributed earnings allocated to common stock		119,647		97,130		91,735
Net earnings allocated to common stock		156,864		131,395		123,736
Net earnings allocated to participating securities		1,413		1,228		1,191
Net income allocated to common stock and participating securities	$	158,277	$	132,623	$	124,927
Weighted average shares outstanding for basic earnings per common share		24,487,374		24,496,148		24,615,546
Dilutive effect of stock compensation		—		—		—
Weighted average shares outstanding for diluted earnings per common share		24,487,374		24,496,148		24,615,546
Basic earnings per common share	$	6.41	$	5.36	$	5.03
Diluted earnings per common share	$	6.41	$	5.36	$	5.03

Note 14 — Accumulated Other Comprehensive Loss

The following table presents reclassifications out of accumulated other comprehensive loss related to unrealized losses on available-for-sale securities for the two years ending December 31.

(Dollars in thousands)		2025		2024		2023	Affected Line Item in the Consolidated Statements of Income
Realized losses included in net income	$	(8,679)	$	(3,889)	$	(2,926)	Losses on investment securities available-for-sale
		(8,679)		(3,889)		(2,926)	Income before income taxes
Tax effect		1,958		874		665	Income tax expense
Net of tax	$	(6,721)	$	(3,015)	$	(2,261)	Net income

Note 15 — Employee Benefit Plans

The 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (as amended, the "Plan") includes an employee stock ownership component, which is designed to invest in and hold 1st Source common stock, and a 401(k) plan component, which holds all Plan assets not invested in 1st Source common stock. The Plan encourages diversification of investments with opportunities to change investment elections and contribution levels.

Employees are eligible to participate in the Plan the first of the month following 90 days of employment. The Company matches dollar for dollar on the first 4% of deferred compensation, plus 50 cents on the dollar of the next 2% deferrals. The Company will also contribute to the Plan an amount designated as a fixed 2% employer contribution. The amount of fixed contribution is equal to two percent of the participant's eligible compensation. Additionally, each year the Company may, in its sole discretion, make a discretionary profit sharing contribution. As of December 31, 2025 and 2024, there were 668,737 and 699,883 shares, respectively, of 1st Source Corporation common stock held in relation to employee benefit plans.

The Company contributions are allocated among the participants on the basis of compensation. Each participant's account is credited with cash and/or shares of 1st Source common stock based on that participant's compensation earned during the year. After completing 5 years of service in which they worked at least 1,000 hours per year, a participant will be completely vested in the Company's contribution. An employee is always 100% vested in their deferral. Plan participants are entitled to receive distributions from their Plan accounts in-service and upon termination of service, retirement, or death.

Contribution expense for the years ended December 31, 2025, 2024, and 2023, amounted to $7.78 million, $6.53 million, and $6.76 million, respectively. During the years ended December 31, 2025, 2024, and 2023, the Company utilized $0.08 million, $0.65 million, and $0.00 million of accumulated Plan forfeitures to offset employer contribution expense.

Note 16 — Stock Based Compensation

As of December 31, 2025, the Company had four active stock-based employee compensation plans. These plans include three executive stock award plans, the Executive Incentive Plan (EIP), the Restricted Stock Award Plan (RSAP), the Strategic Deployment Incentive Plan (SDP); and the Employee Stock Purchase Plan (ESPP). The 2011 Stock Option Plan was approved by the shareholders on April 21, 2011 but the Company had not made any grants through December 31, 2025. These stock-based employee compensation plans were established to help retain and motivate key employees. All of the plans have been approved by the shareholders of 1st Source Corporation. The Executive Compensation and Human Resources Committee (the "Committee") of the 1st Source Corporation Board of Directors has sole authority to select the employees, establish the awards to be issued, and approve the terms and conditions of each award under the stock-based compensation plans.

Stock-based compensation to employees is recognized as compensation cost on the Consolidated Statements of Income based on their fair values on the measurement date, which, for 1st Source, is the date of grant. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The total fair value of share awards vested was $5.81 million during 2025, $4.73 million in 2024, and $3.56 million in 2023.

The following table shows the combined summary of activity regarding active stock option and stock award plans.

| | | Non-Vested Stock Awards Outstanding | |
	Shares Available for Grant	Number of Shares	Weighted-Average Grant-Date Fair Value
Balance, January 1, 2023	730,191	288,525	$ 37.03
Shares authorized - 2023 EIP	87,271	—	—
Granted	(157,485)	157,485	41.75
Stock awards vested	—	(89,352)	35.14
Forfeited	1,571	(5,411)	37.91
Balance, December 31, 2023	661,548	351,247	39.61
Shares authorized - 2024 EIP	73,669	—	—
Granted	(78,600)	78,600	41.49
Stock awards vested	—	(104,307)	37.98
Forfeited	9,450	(14,802)	45.52
Balance, December 31, 2024	666,067	310,738	40.35
Shares authorized - 2025 EIP	76,908	—	—
Granted	(147,832)	147,832	52.76
Stock awards vested	—	(114,033)	41.43
Forfeited	150	(3,089)	40.96
Balance, December 31, 2025	595,293	341,448	$ 45.36

Stock Option Plans — Incentive stock option plans include the 2011 Stock Option Plan (the "2011 Plan").

Each award from the plan is evidenced by an award agreement that specifies the option price, the duration of the option, the number of shares to which the option pertains, and such other provisions as the Committee determines. The option price is equal to the fair market value of a share of 1st Source Corporation's common stock on the date of grant. Options granted expire at such time as the Committee determines at the date of grant and in no event does the exercise period exceed a maximum of ten years. Upon merger, consolidation, or other corporate consolidation in which 1st Source Corporation is not the surviving corporation, as defined in the plans, all outstanding options immediately vest.

There were zero stock options exercised during 2025, 2024 or 2023. All shares issued in connection with stock option exercises and non-vested stock awards are issued from available treasury stock.

No stock-based compensation expense related to stock options was recognized in 2025, 2024 or 2023.

The fair value of each option on the date of grant is estimated using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility estimated over a period equal to the expected life of the options. In estimating the fair value of stock options under the Black-Scholes valuation model, separate groups of employees that have similar historical exercise behavior are considered separately. The expected life of the options granted is derived based on past experience and represents the period of time that options granted are expected to be outstanding.

Stock Award Plans — Incentive stock award plans include the EIP, the SDP and the RSAP. The EIP is administered by the Committee. Awards under the EIP and SDP include "book value" shares and "market value" shares of common stock. These shares are awarded annually based on weighted performance criteria and generally vest over a period of five years. The EIP book value shares may only be sold to 1st Source and such sale is mandatory in the event of death, retirement, disability, or termination of employment. The RSAP is designed for key employees. Awards under the RSAP are made to employees recommended by the Chief Executive Officer and approved by the Committee. Shares granted under the RSAP vest over a period of up to ten years and vesting is based upon meeting certain various criteria, including continued employment with 1st Source.

Stock-based compensation expense relating to the EIP, SDP and RSAP totaled $6.20 million in 2025, $5.65 million in 2024, and $4.89 million in 2023. The total income tax benefit recognized in the accompanying Consolidated Statements of Income related to stock-based compensation was $1.40 million in 2025, $1.27 million in 2024, and $1.11 million in 2023. Unrecognized stock-based compensation expense related to non-vested stock awards (EIP/SDP/RSAP) was $12.56 million at December 31, 2025. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.01 years.

The fair value of non-vested stock awards for the purposes of recognizing stock-based compensation expense is market price of the stock on the measurement date, which, for the Company's purposes is the date of the award.

Employee Stock Purchase Plan — The Company offers an ESPP for substantially all employees with at least two years of service on the effective date of an offering under the plan. Eligible employees may elect to purchase any dollar amount of stock, so long as such amount does not exceed 25% of their base rate of pay and the aggregate stock accrual rate for all offerings does not exceed $25,000 in any calendar year. The purchase price for shares offered is the lower of the closing market bid price for the offering date or the average market bid price for the five business days preceding the offering date. The purchase price and premium/(discount) to the actual market closing price on the offering date for the 2025, 2024, and 2023 offerings were $60.67 (0.78%), $51.21 (0.49%), and $41.64 (-0.50%), respectively. Payment for the stock is made through payroll deductions over the offering period, and employees may discontinue the deductions at any time and exercise the option or take the funds out of the program. The most recent offering began June 2, 2025 and runs through June 1, 2027, with $188,960 in stock value to be purchased at $60.67 per share.

Note 17 — Income Taxes

The following table shows the composition of income tax expense.

Year Ended December 31 *(Dollars in thousands)*		2025		2024		2023
Current:						
Federal	$	45,002	$	31,826	$	40,073
State		6,520		4,181		6,135
Total current		51,522		36,007		46,208
Deferred:						
Federal		(4,838)		2,044		(7,917)
State		(566)		388		(1,545)
Total deferred		(5,404)		2,432		(9,462)
Total provision	$	46,118	$	38,439	$	36,746

The following table shows the composition of income taxes paid (refunded). State taxes are disclosed for years when they exceed 5% of the total net taxes paid (refunded).

Year Ended December 31 *(Dollars in thousands)*	2025	2024	2023
Federal	$ (10,712)	$ 7,700	$ 12,200
State	4,027	3,581	5,599
Total	$ (6,685)	$ 11,281	$ 17,799
State:			
Indiana	$ 1,900	$ 1,850	$ 3,800
Illinois	365	—	—
California	422	—	—

The following table shows the reasons for the difference between income tax expense and the amount computed by applying the U.S. federal statutory income tax rate (21%) to income before income taxes.

	2025		2024		2023	
Year Ended December 31 *(Dollars in thousands)*	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
U.S. federal statutory income tax	$ 42,919	21.0 %	$ 35,922	21.0 %	$ 33,953	21.0 %
(Decrease) increase in income taxes resulting from:						
State taxes, net of federal income tax benefit[1]	4,703	2.3	3,610	2.1	3,626	2.2
Tax credits	(861)	(0.4)	(701)	(0.4)	(510)	(0.3)
Nontaxable or nondeductible items	(643)	(0.3)	(392)	(0.2)	(323)	(0.2)
Total	$ 46,118	22.6 %	$ 38,439	22.5 %	$ 36,746	22.7 %

(1) State taxes in Indiana made up the majority (greater than 50%) of the tax effect.

The tax benefit related to losses on investment securities available-for-sale for the years 2025, 2024, and 2023 was approximately $2.09 million, $0.94 million and $0.72 million, respectively.

The following table shows the composition of deferred tax assets and liabilities as of December 31, 2025 and 2024.

(Dollars in thousands)	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 39,865	$ 34,738
Operating lease liability	3,989	4,371
Accruals for employee benefits	5,223	4,361
Tax credit carryover	2,546	—
Net unrealized losses on securities available-for-sale	11,165	27,153
Other	3,373	1,838
Total deferred tax assets	66,161	72,461
Deferred tax liabilities:		
Differing depreciable bases in premises and leased equipment	3,442	4,782
Right of use assets - leases	4,848	5,075
Differing bases in assets related to acquisitions	4,303	4,335
Tax advantaged partnerships	5,957	574
Other	2,652	2,152
Total deferred tax liabilities	21,202	16,918
Net deferred tax asset	$ 44,959	$ 55,543

No valuation allowance for deferred tax assets was recorded at December 31, 2025 and 2024 as the Company believes it is more likely than not that all of the deferred tax assets will be realized.

Tax years that remain open and subject to audit include the federal 2022-2025 years and the Indiana 2022-2025 years. The Company does not anticipate a significant change in the amount of uncertain tax positions within the next 12 months.

Note 18 — Contingent Liabilities, Commitments, and Financial Instruments with Off-Balance-Sheet Risk

Contingent Liabilities —1st Source and its subsidiaries are defendants in various legal proceedings arising in the normal course of business. In the opinion of management, based upon present information including the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial position or results of operations.

1st Source Bank sells residential mortgage loans to Fannie Mae as well as FHA-insured, USDA-insured and VA-guaranteed loans in Ginnie Mae mortgage-backed securities. Additionally, the Bank has sold loans on a service released basis to various other financial institutions in the past. The agreements under which the Bank sells these mortgage loans contain various representations and warranties regarding the acceptability of loans for purchase. On occasion, the Bank may be required to indemnify the loan purchaser for credit losses on loans that were later deemed ineligible for purchase or may be required to repurchase a loan. Both circumstances are collectively referred to as "repurchases."

The Company's liability for repurchases, included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition, was $0.05 million and $0.12 million as of December 31, 2025 and 2024, respectively. The mortgage repurchase liability represents the Company's best estimate of the loss that it may incur. The estimate is based on specific loan repurchase requests and a historical loss ratio with respect to origination dollar volume. Because the level of mortgage loan repurchase losses are dependent on economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.

Lease Commitments — The Company and its subsidiaries are obligated under operating leases for certain office premises and equipment.

The following table shows operating lease right of use assets and operating lease liabilities as of December 31.

(Dollars in thousands)	Statement of Financial Condition classification	2025		2024	
Operating lease right of use assets	Accrued income and other assets	$	20,130	$	21,076
Operating lease liabilities	Accrued expenses and other liabilities	$	16,566	$	18,150

The following table shows the components of operating leases expense for the year ended December 31.

(Dollars in thousands)	Statement of Income classification	2025		2024		2023	
Operating lease cost	Net occupancy expense	$	3,804	$	3,855	$	3,721
Short-term lease cost	Net occupancy expense		1		—		9
Variable lease cost	Net occupancy expense		9		9		8
Total operating lease cost		$	3,814	$	3,864	$	3,738

The following table shows future minimum rental commitments for all noncancellable operating leases with an initial term longer than 12 months for the next five years and thereafter.

(Dollars in thousands)		
2026	$	3,967
2027		3,270
2028		1,999
2029		1,887
2030		1,809
Thereafter		7,708
Total lease payments		20,640
Less: imputed interest		(4,074)
Present value of operating lease liabilities	$	16,566

The following table shows the weighted average remaining operating lease term, the weighted average discount rate and supplemental Consolidated Statement of Cash Flows information for operating leases at December 31.

(Dollars in thousands)	2025	2024	2023
Weighted average remaining lease term	9.39 years	8.94 years	9.31 years
Weighted average discount rate	4.46 %	4.34 %	4.28 %
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 4,403	$ 4,509	$ 4,508

There were no new significant leases that had not yet commenced as of December 31, 2025.

Financial Instruments with Off-Balance-Sheet Risk — To meet the financing needs of its clients, 1st Source and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business. These off-balance-sheet financial instruments include commitments to originate and sell loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

Financial instruments, whose contract amounts represent credit risk as of December 31, were as follows:

(Dollars in thousands)	2025	2024
Amounts of commitments:		
Loan commitments to extend credit	$ 1,438,112	$ 1,304,735
Standby letters of credit	$ 20,870	$ 21,828
Commercial and similar letters of credit	$ 1,435	$ 161

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the dollar amount of those instruments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company grants mortgage loan commitments to borrowers subject to normal loan underwriting standards. The interest rate risk associated with these loan commitments is managed by entering into contracts for future deliveries of loans.

Standby letters of credit are conditional commitments issued to guarantee the performance of a client to a third party. The credit risk involved in and collateral obtained when issuing standby letters of credit are essentially the same as those involved in extending loan commitments to clients. Standby letters of credit generally have terms ranging from two months to one year.

Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. Commercial letters of credit generally have terms ranging from two months to six months.

Note 19 — Derivative Financial Instruments

Commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are considered derivative instruments. See Note 18 for further information.

The Company has certain interest rate derivative positions that are not designated as hedging instruments. Derivative assets and liabilities are recorded at fair value on the Consolidated Statements of Financial Condition and do not take into account the effects of master netting agreements. Master netting agreements allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset net derivative positions with related collateral, where applicable. These derivative positions relate to transactions in which the Company enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, the Company agrees to pay interest to the client on a notional amount at a variable interest rate and receive interest from the client on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the client to effectively convert a variable rate loan to a fixed rate. Because the terms of the swaps with the customers and the other financial institutions offset each other, with the only difference being counterparty credit risk, changes in the fair value of the underlying derivative contracts are not materially different and do not significantly impact the Company's results of operations.

The following table shows the amounts of non-hedging derivative financial instruments at December 31, 2025 and 2024.

			Asset derivatives			Liability derivatives	
(Dollars in thousands)	Notional or contractual amount	Statement of Financial Condition classification		Fair value	Statement of Financial Condition classification		Fair value
Interest rate swap contracts	$ 1,242,696	Other assets	$	16,486	Other liabilities	$	16,798
Loan commitments	8,208	Mortgages held for sale		153	N/A		—
Forward contracts - mortgage loan	10,000	N/A		—	Mortgages held for sale		21
Total - December 31, 2025	$ 1,260,904		$	16,639		$	16,819
Interest rate swap contracts	$ 1,083,673	Other assets	$	16,424	Other liabilities	$	16,727
Loan commitments	3,586	Mortgages held for sale		118	N/A		—
Forward contracts - mortgage loan	4,500	Mortgages held for sale		17	N/A		—
Total - December 31, 2024	$ 1,091,759		$	16,559		$	16,727

The following table shows the amounts included on the Consolidated Statements of Income for non-hedging derivative financial instruments at December 31, 2025, 2024 and 2023.

		Gain (loss)		
(Dollars in thousands)	Statement of Income classification	2025	2024	2023
Interest rate swap contracts	Other expense	$ (8)	$ 133	$ 33
Interest rate swap contracts	Other income	1,374	831	1,310
Loan commitments	Mortgage banking	35	11	40
Forward contracts - mortgage loan	Mortgage banking	(38)	33	(40)
Total		$ 1,363	$ 1,008	$ 1,343

The following table shows the offsetting of financial assets and derivative assets at December 31, 2025 and 2024.

				Gross Amounts Not Offset in the Statement of Financial Condition		
(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
December 31, 2025						
Interest rate swaps	$ 16,486	$ —	$ 16,486	$ —	$ 105	$ 16,381
December 31, 2024						
Interest rate swaps	$ 16,424	$ —	$ 16,424	$ —	$ 12,615	$ 3,809

The following table shows the offsetting of financial liabilities and derivative liabilities at December 31, 2025 and 2024.

				Gross Amounts Not Offset in the Statement of Financial Condition		
(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
December 31, 2025						
Interest rate swaps	$ 16,798	$ —	$ 16,798	$ —	$ 6,230	$ 10,568
Repurchase agreements	62,470	—	62,470	62,470	—	—
Total	$ 79,268	$ —	$ 79,268	$ 62,470	$ 6,230	$ 10,568
December 31, 2024						
Interest rate swaps	$ 16,727	$ —	$ 16,727	$ —	$ —	$ 16,727
Repurchase agreements	72,345	—	72,345	72,345	—	—
Total	$ 89,072	$ —	$ 89,072	$ 72,345	$ —	$ 16,727

If a default in performance of any obligation of a repurchase or derivative agreement occurs, each party will set-off property held, or loan indebtedness owing, in respect of transactions against obligations owing in respect of any other transactions. At December 31, 2025 and December 31, 2024, repurchase agreements had a remaining contractual maturity of $62.42 million and $72.30 million in overnight and $0.05 million and $0.05 million in up to 30 days, respectively and were collateralized by U.S. Treasury and Federal agencies securities.

Note 20 — Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. The Company believes that it meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal bank regulators categorized 1st Source Bank, the largest of its subsidiaries, as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that the Company believes will have changed the institution's category.

As discussed in Note 12, the capital securities held by the Capital Trusts qualify as Tier 1 capital under Federal Reserve Board guidelines. The following table shows the actual and required capital amounts and ratios for 1st Source Corporation and 1st Source Bank as of December 31, 2025 and 2024.

	Actual		**Minimum Capital Adequacy**		**Minimum Capital Adequacy with Capital Buffer**		**To Be Well Capitalized Under Prompt Corrective Action Provisions**	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
2025								
Total Capital (to Risk-Weighted Assets):								
1st Source Corporation	$ 1,430,352	18.05 %	$ 633,993	8.00 %	$832,116	10.50 %	$ 792,491	10.00 %
1st Source Bank	1,317,649	16.62	634,234	8.00	832,432	10.50	792,792	10.00
Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,330,404	16.79	475,495	6.00	673,617	8.50	633,993	8.00
1st Source Bank	1,217,664	15.36	475,675	6.00	673,874	8.50	634,234	8.00
Common Equity Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,230,285	15.52	356,621	4.50	554,744	7.00	515,119	6.50
1st Source Bank	1,174,545	14.82	356,757	4.50	554,955	7.00	515,315	6.50
Tier 1 Capital (to Average Assets):								
1st Source Corporation	1,330,404	14.69	362,262	4.00	N/A	N/A	452,827	5.00
1st Source Bank	1,217,664	13.45	362,135	4.00	N/A	N/A	452,668	5.00
2024								
Total Capital (to Risk-Weighted Assets):								
1st Source Corporation	$ 1,345,500	17.08 %	$ 630,028	8.00 %	$826,912	10.50 %	$ 787,535	10.00 %
1st Source Bank	1,246,610	15.83	630,034	8.00	826,920	10.50	787,543	10.00
Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,246,267	15.82	472,521	6.00	669,405	8.50	630,028	8.00
1st Source Bank	1,147,376	14.57	472,526	6.00	669,412	8.50	630,034	8.00
Common Equity Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,118,829	14.21	354,391	4.50	551,274	7.00	511,898	6.50
1st Source Bank	1,076,938	13.67	354,394	4.50	551,280	7.00	511,903	6.50
Tier 1 Capital (to Average Assets):								
1st Source Corporation	1,246,267	14.05	354,927	4.00	N/A	N/A	443,659	5.00
1st Source Bank	1,147,376	12.93	354,822	4.00	N/A	N/A	443,528	5.00

The Bank was not required to maintain noninterest bearing cash balances with the Federal Reserve Bank as of December 31, 2025 and 2024.

Dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal and regulatory limitations and also may be affected by capital needs, as well as other factors.

Due to the Company's mortgage activities, 1st Source Bank is required to maintain minimum net worth capital requirements established by various governmental agencies. 1st Source Bank's net worth requirements are governed by the Department of Housing and Urban Development and GNMA. As of December 31, 2025, 1st Source Bank met its minimum net worth capital requirements.

Note 21 — Fair Value Measurements

The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of quoted prices and observable inputs and to minimize the use of unobservable inputs when measuring fair value. The Company elected fair value accounting for mortgages held for sale and for its best-efforts forward sales commitments. The Company economically hedges its mortgages held for sale at the time the interest rate locks are issued to the customers. The Company believes the election for mortgages held for sale will reduce certain timing differences and better match changes in the value of these assets with changes in the value of derivatives or best-efforts forward sales commitments. At December 31, 2025 and 2024, all mortgages held for sale were carried at fair value.

The following table shows the differences between the fair value carrying amount of mortgages held for sale measured at fair value and the aggregate unpaid principal amount the Company is contractually entitled to receive at maturity on December 31, 2025 and 2024.

(Dollars in thousands)	Fair value carrying amount		Aggregate unpaid principal		Excess of fair value carrying amount over (under) unpaid principal	
December 31, 2025						
Mortgages held for sale reported at fair value:						
Total Loans	$	4,866	$	4,647	$	219 (1)
December 31, 2024						
Mortgages held for sale reported at fair value:						
Total Loans	$	2,569	$	2,343	$	226 (1)

(1) The excess of fair value carrying amount over (under) unpaid principal is included in Mortgage Banking Income on the Consolidated Statements of Income and includes changes in fair value at and subsequent to funding and gains and losses on the related loan commitment prior to funding.

Financial Instruments on Recurring Basis:

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis:

Investment securities available-for-sale are valued primarily by a third-party pricing agent. Prices supplied by the independent pricing agent, as well as their pricing methodologies and assumptions, are reviewed by the Company for reasonableness and to ensure such prices are aligned with market levels. In general, the Company's investment securities do not possess a complex structure that could introduce greater valuation risk. The portfolio mainly consists of traditional investments including U.S. Treasury and Federal agencies securities, Federal agency mortgage pass-through securities, and general obligation and revenue municipal bonds. Pricing for such instruments is fairly generic and is easily obtained. On a quarterly basis, prices supplied by the pricing agent are validated by comparison to prices obtained from other third-party sources for a material portion of the portfolio.

The valuation policy and procedures for Level 3 fair value measurements of available-for-sale debt securities are decided through collaboration between management of the Corporate Accounting and Funds Management departments. The changes in fair value measurement for Level 3 securities are analyzed on a periodic basis under a collaborative framework with the aforementioned departments. The methodology and variables used for input are derived from the combination of observable and unobservable inputs. The unobservable inputs are determined through internal assumptions that may vary from period to period due to external factors, such as market movement and credit rating adjustments.

Both the market and income valuation approaches are implemented using the following types of inputs:

- U.S. treasuries are priced using the market approach and utilizing live data feeds from active market exchanges for identical securities.

- Government-sponsored agency debt securities and corporate bonds are primarily priced using available market information through processes such as benchmark curves, market valuations of like securities, sector groupings and matrix pricing.

- Other government-sponsored agency securities, mortgage-backed securities and some of the actively traded REMICs and CMOs, are primarily priced using available market information including benchmark yields, prepayment speeds, spreads and volatility of similar securities.

- State and political subdivisions are largely grouped by characteristics, i.e., geographical data and source of revenue in trade dissemination systems. Since some securities are not traded daily and due to other grouping limitations, active market quotes are often obtained using benchmarking for like securities. Local direct placement municipal securities, with very little market activity, are priced using an appropriate market yield curve, which includes a credit spread assumption.

Mortgages held for sale and the related loan commitments and forward contracts (hedges) are valued by a third-party pricing agent. Prices supplied by the independent pricing agent, as well as their pricing methodologies, are reviewed by the Company for reasonableness and to ensure such prices are aligned with market values. On a quarterly basis, prices supplied by the pricing agent are validated by comparison to the prices obtained from other third-party sources.

Interest rate swap positions, both assets and liabilities, are valued by a third-party pricing agent using an income approach and utilizing models that use as their basis readily observable market parameters. This valuation process considers various factors including interest rate yield curves, time value and volatility factors. Validation of third-party agent valuations is accomplished by comparing those values to the Company's swap counterparty valuations. Management believes an adjustment is required to "mid-market" valuations for derivatives tied to its performing loan portfolio to recognize the imprecision and related exposure inherent in the process of estimating expected credit losses as well as velocity of deterioration evident with systemic risks embedded in these portfolios. Any change in the mid-market derivative valuation adjustment will be recognized immediately through the Consolidated Statements of Income.

The following table shows the balance of assets and liabilities measured at fair value on a recurring basis.

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2025				
Assets:				
Investment securities available-for-sale:				
U.S. Treasury and Federal agencies securities	$ 516,892	$ 179,885	$ —	$ 696,777
U.S. States and political subdivisions securities	—	112,080	983	113,063
Mortgage-backed securities - Federal agencies	—	712,143	—	712,143
Corporate debt securities	—	503	—	503
Total debt securities available-for-sale	516,892	1,004,611	983	1,522,486
Mortgages held for sale	—	4,866	—	4,866
Accrued income and other assets (interest rate swap agreements)	—	16,486	—	16,486
Total	$ 516,892	$ 1,025,963	$ 983	$ 1,543,838
Liabilities:				
Accrued expenses and other liabilities (interest rate swap agreements)	$ —	$ 16,798	$ —	$ 16,798
Total	$ —	$ 16,798	$ —	$ 16,798
December 31, 2024				
Assets:				
Investment securities available-for-sale:				
U.S. Treasury and Federal agencies securities	$ 446,021	$ 311,728	$ —	$ 757,749
U.S. States and political subdivisions securities	—	81,600	1,032	82,632
Mortgage-backed securities - Federal agencies	—	695,918	—	695,918
Total debt securities available-for-sale	446,021	1,089,246	1,032	1,536,299
Mortgages held for sale	—	2,569	—	2,569
Accrued income and other assets (interest rate swap agreements)	—	16,424	—	16,424
Total	$ 446,021	$ 1,108,239	$ 1,032	$ 1,555,292
Liabilities:				
Accrued expenses and other liabilities (interest rate swap agreements)	$ —	$ 16,727	$ —	$ 16,727
Total	$ —	$ 16,727	$ —	$ 16,727

The following table shows changes in Level 3 assets measured at fair value on a recurring basis.

(Dollars in thousands)	U.S. States and political subdivisions securities
Beginning balance January 1, 2025	$ 1,032
Total gains or losses (realized/unrealized):	
Included in earnings	—
Included in other comprehensive income (loss)	41
Purchases	—
Issuances	—
Sales	—
Settlements	—
Maturities	(90)
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance December 31, 2025	$ 983
Beginning balance January 1, 2024	$ 1,161
Total gains or losses (realized/unrealized):	
Included in earnings	—
Included in other comprehensive income (loss)	51
Purchases	—
Issuances	—
Sales	—
Settlements	—
Maturities	(180)
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance December 31, 2024	$ 1,032

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2025 or 2024.

The following table shows the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on a recurring basis.

(Dollars in thousands)	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
December 31, 2025					
Debt securities available-for-sale					
Direct placement municipal securities	$ 983	Discounted cash flows	Credit spread assumption	0.88% - 3.99%	3.45 %
December 31, 2024					
Debt securities available-for-sale					
Direct placement municipal securities	$ 1,032	Discounted cash flows	Credit spread assumption	1.15% - 4.59%	3.96 %

Financial Instruments on Non-recurring Basis:

The Company may be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower of cost or market accounting or impairment charges of individual assets.

The Credit Policy Committee (CPC), a management committee, is responsible for overseeing the processes and controls for supporting Level 3 valuation inputs used for collateral-dependent loans and leases, other real estate, and repossessions. The CPC reviews these assets on a quarterly basis to determine the appropriateness and accuracy of observable inputs which can include, third-party appraisals, auction values, trade publications and borrower-provided information, and unobservable inputs which may include discounts for current market conditions, collateral condition, estimated time to liquidation, and collection considerations. Standard discount frameworks by asset type and valuation source are utilized and deviations from the standard are documented. The discounts are reviewed at least annually to determine whether they remain appropriate. Consideration is given to current trends in market values for the asset categories and realized gains and losses on sales of similar assets. The Loan and Funds Management Committee of the Board of Directors provides oversight for the CPC.

Discounts vary depending on the nature of the assets and the source of value. Aircraft valuations may incorporate quarterly trade publication data adjusted for engine time, condition, and maintenance programs, typically discounted by 10%. Likewise, autos are valued using current auction data, generally discounted by 10%; medium and heavy duty trucks are valued using trade publications and auction data, commonly discounted by 15%. Construction equipment values may reference trade publications and auction data, typically discounted by 20%. Real estate is valued based on appraisals or evaluations, generally discounted by 20% with higher discounts for property in poor condition or property with characteristics which may make it more difficult to market. For commercial loans subject to borrowing base certificates, discounts of at least 20% are applied to receivables and 40% - 75% for inventory with higher discounts when monthly borrowing base certificates are not required or received.

For collateral dependent loans and leases, where repayment is expected substantially from the collateral, expected credit losses are measured based on the fair value of the underlying collateral, less estimated cost to sell. Collateral values are reviewed at least quarterly and estimated using a market-based valuation approach that may include appraisals, dealer and auction quotations, trade publications, and other relevant market data, adjusted for collateral condition, market trends, and liquidation assumptions. In accordance with ASC 820, Fair Value Measurements, the collateral dependent loans and leases themselves are carried at amortized cost and are not classified within the fair value hierarchy. However, collateral dependent loans and leases for which an allowance for loan and lease loss has been established based on the fair value of collateral require classification in the fair value hierarchy.

The Company has established MSRs valuation policies and procedures based on industry standards, designed to ensure that valuation methodologies are applied consistently and resulting fair value measurements are verifiable. MSRs are accounted for at the lower of cost or fair value. For purposes of impairment assessment, MSRs are stratified based on the predominant risk characteristics of the underlying servicing assets, principally by loan type. The fair value of each tranche of the servicing portfolio is estimated by calculating the present value of expected future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other relevant economic factors. Prepayment rates and discount rates are derived through a third-party pricing agent. Changes in the most significant valuation inputs, including prepayment rates and discount rates, are evaluated in relation to changes in the fair value measurements and an appropriate resolution is made. In addition, an independent third-party fair value analysis is obtained and compared to the Company's internal valuation for reasonableness. MSRs do not trade in an active, open market with readily observable prices, and while MSR sales do occur, the specific terms and conditions are not typically publicly available. Accordingly, the characteristics of the Company's servicing portfolio may differ from those of other MSR servicing portfolios that do trade.

Other real estate is carried at fair value less estimated costs to sell. Fair value is determined primarily using appraisals and reflects a market value approach. Fair values are reviewed quarterly and new appraisals are obtained annually. Repossessions are similarly valued.

For assets measured at fair value on a nonrecurring basis the following represents impairment charges (recoveries) recognized on these assets during the year ended December 31, 2025 and 2024, respectively: collateral dependent loans and leases - $0.24 million and $10.43 million; MSRs - $0.00 million and $0.00 million; repossessions - $0.05 million and $0.03 million, and other real estate - $0.00 million and $0.00 million.

The following table shows the carrying value of assets measured at fair value on a non-recurring basis.

(Dollars in thousands)	Level 1		Level 2		Level 3		Total	
December 31, 2025								
Collateral dependent loans and leases	$	—	$	—	$	26,175	$	26,175
Accrued income and other assets (mortgage servicing rights)		—		—		3,300		3,300
Accrued income and other assets (repossessions)		—		—		267		267
Total	$	—	$	—	$	29,742	$	29,742
December 31, 2024								
Collateral dependent loans and leases	$	—	$	—	$	725	$	725
Accrued income and other assets (mortgage servicing rights)		—		—		3,436		3,436
Accrued income and other assets (repossessions)		—		—		155		155
Accrued income and other assets (other real estate)		—		—		460		460
Total	$	—	$	—	$	4,776	$	4,776

The following table below shows the valuation methodology and unobservable inputs for Level 3 assets and liabilities measured at fair value on a non-recurring basis.

(Dollars in thousands)	Carrying Value		Fair Value		Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
December 31, 2025								
Collateral dependent loans and leases	$	26,175	$	26,175	Collateral based measurements including appraisals, trade publications, and auction values	Discount for lack of marketability and current conditions	15% - 30%	23.9 %
Mortgage servicing rights		3,300		7,325	Discounted cash flows	Constant prepayment rate (CPR)	6.4% - 33.4%	7.4 %
						Discount rate	10.4% - 12.4%	10.6 %
Repossessions		267		297	Appraisals, trade publications and auction values	Discount for lack of marketability	0% - 20%	10 %
December 31, 2024								
Collateral dependent loans and leases	$	725	$	725	Collateral based measurements including appraisals, trade publications, and auction values	Discount for lack of marketability and current conditions	25% - 30%	28.0 %
Mortgage servicing rights		3,436		7,480	Discounted cash flows	Constant prepayment rate (CPR)	7.6% - 23.0%	7.6 %
						Discount rate	11.1% - 13.1%	11.3 %
Repossessions		155		170	Appraisals, trade publications and auction values	Discount for lack of marketability	0% - 10%	9 %
Other real estate		460		500	Appraisals	Discount for lack of marketability	0% - 8%	8 %

GAAP requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis.

The following table shows the fair values of the Company's financial instruments.

(Dollars in thousands)	Carrying or Contract Value		Fair Value		Level 1		Level 2		Level 3
December 31, 2025									
Assets:									
Cash and due from banks	$	69,249	$	69,249	$	69,249	$	—	$	—
Federal funds sold and interest bearing deposits with other banks		50,608		50,608		50,608		—		—
Other investments		22,140		22,140		22,140		—		—
Loans and leases, net of allowance for loan and lease losses		6,884,823		6,946,110		—		—		6,946,110
Accrued interest receivable		35,539		35,539		—		35,539		—
Liabilities:									
Deposits	$	7,225,575	$	7,223,139	$	5,638,975	$	1,584,164	$	—
Short-term borrowings		238,621		238,621		113,574		125,047		—
Long-term debt and mandatorily redeemable securities		43,330		43,292		—		43,292		—
Subordinated notes		58,764		59,076		—		59,076		—
Accrued interest payable		24,738		24,738		—		24,738		—
Off-balance-sheet instruments *		—		139		—		139		—
December 31, 2024									
Assets:									
Cash and due from banks	$	76,837	$	76,837	$	76,837	$	—	$	—
Federal funds sold and interest bearing deposits with other banks		47,989		47,989		47,989		—		—
Other investments		23,855		23,855		23,855		—		—
Loans and leases, net of allowance for loan and lease losses		6,699,268		6,608,109		—		—		6,608,109
Accrued interest receivable		32,790		32,790		—		32,790		—
Liabilities:									
Deposits	$	7,230,035	$	7,226,239	$	5,440,309	$	1,785,930	$	—
Short-term borrowings		249,198		249,198		74,198		175,000		—
Long-term debt and mandatorily redeemable securities		39,156		38,784		—		38,784		—
Subordinated notes		58,764		56,903		—		56,903		—
Accrued interest payable		36,494		36,494		—		36,494		—
Off-balance-sheet instruments *		—		144		—		144		—

* Represents estimated cash outflows required to currently settle the obligations at current market rates.

These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. These estimates are subjective in nature and require considerable judgment to interpret market data. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange, nor are they intended to represent the fair value of the Company as a whole. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of the respective balance sheet date. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Other significant assets, such as premises and equipment, other assets, and liabilities not defined as financial instruments, are not included in the above disclosures. Also, the fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Note 22 — Segment Information

The Company has one reportable operating segment, commercial banking. While our chief operating decision maker monitors revenue streams of various products and services, the identifiable segments' operations are managed, and financial performance is evaluated on a company-wide basis. The commercial banking segment provides a broad array of financial products and services including commercial and consumer banking services, trust and wealth advisory services, and insurance to individual and business clients through most of its 78 banking center locations in 19 counties in Indiana and Michigan and Sarasota County in Florida.

The accounting policies of the commercial banking segment are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The chief operating decision maker assesses performance for the commercial banking segment and decides how to allocate resources based on net income available to common shareholders which is also reported on the Consolidated Statements of Income as net income available to common shareholders. The measure of segment assets is reported on the Consolidated Statements of Financial Condition as total assets.

The chief operating decision maker uses net income available to common shareholders to evaluate income generated from segment assets in deciding whether to reinvest profits into the commercial banking segment, pay dividends, or fund acquisitions. Net income available to common shareholders is also used by the chief operating decision maker to monitor budget versus actual results. Net income available to common shareholders as well as other common company-wide financial performance and credit quality metrics such as earnings per common share and net interest margin, among others, are used for competitive analysis by benchmarking to the Company's competitors as well as used in assessing the performance of the segment and for establishing management's compensation. See the Consolidated Statements of Financial Condition, the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income (Loss), the Consolidated Statements of Shareholders' Equity, and the Consolidated Statements of Cash Flows.

The Company's chief operating decision maker is the Strategic Deployment Committee which includes the Executive Chairman of the Board, the President and Chief Executive Officer, the President of 1st Source Bank, the Chief Financial Officer, and several Group/Division Heads that report directly to the Chief Executive Officer or the President of 1st Source Bank.

Note 23 — 1st Source Corporation (Parent Company Only) Financial Information

STATEMENTS OF FINANCIAL CONDITION

December 31 *(Dollars in thousands)*		2025		2024
ASSETS				
Cash and cash equivalents	$	144,693	$	126,889
Short-term investments with bank subsidiary		500		500
Investments in:				
Bank subsidiaries		1,218,532		1,068,478
Non-bank subsidiaries		1		1
Right of use assets		11,116		12,552
Other assets		6,273		6,500
Total assets	$	1,381,115	$	1,214,920
LIABILITIES AND SHAREHOLDERS' EQUITY				
Long-term debt and mandatorily redeemable securities	$	33,071	$	29,156
Subordinated notes		58,764		58,764
Operating lease liability		7,555		9,682
Other liabilities		6,754		6,250
Total liabilities		106,144		103,852
Total shareholders' equity		1,274,971		1,111,068
Total liabilities and shareholders' equity	$	1,381,115	$	1,214,920

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31 (Dollars in thousands)		2025		2024		2023
Income:						
Dividends from bank subsidiary	$	68,465	$	55,223	$	50,152
Rental income from subsidiaries		1,961		1,961		1,832
Investment securities and other investment gains		116		124		261
Other		332		307		239
Total income		70,874		57,615		52,484
Expenses:						
Interest on subordinated notes		4,033		4,217		4,174
Interest on long-term debt and mandatorily redeemable securities		4,585		3,008		3,606
Interest on commercial paper and other short-term borrowings		—		—		2
Occupancy		1,826		1,826		1,718
Other		1,049		926		917
Total expenses		11,493		9,977		10,417
Income before income tax benefit and equity in undistributed income of subsidiaries		59,381		47,638		42,067
Income tax benefit		1,296		1,287		1,246
Income before equity in undistributed income of subsidiaries		60,677		48,925		43,313
Equity in undistributed income of subsidiaries:						
Bank subsidiaries		97,582		83,693		81,621
Net income	$	158,259	$	132,618	$	124,934
Comprehensive income (loss)	$	210,714	$	151,709	$	166,301

STATEMENTS OF CASH FLOWS

Year Ended December 31 (Dollars in thousands)		2025		2024		2023
Operating activities:						
Net income	$	158,259	$	132,618	$	124,934
Adjustments to reconcile net income to net cash provided by operating activities:						
Equity (undistributed) distributed in excess of income of subsidiaries		(97,582)		(83,693)		(81,621)
Amortization of right of use assets		1,436		1,343		1,354
Stock-based compensation		152		142		152
Realized/unrealized investment securities and other investment gains		(116)		(124)		(261)
Other		3,505		1,326		2,863
Net change in operating activities		65,654		51,612		47,421
Investing activities:						
Net change in partnership investments		(90)		260		(246)
Net change in investing activities		(90)		260		(246)
Financing activities:						
Net change in commercial paper		—		—		(3,096)
Proceeds from issuance of long-term debt and mandatorily redeemable securities		2,739		2,374		1,908
Payments on long-term debt and mandatorily redeemable securities		(2,402)		(1,884)		(2,887)
Stock issued under stock purchase plans		133		153		78
Net proceeds from issuance of treasury stock		4,070		4,059		3,576
Acquisition of treasury stock		(13,870)		(178)		(12,469)
Cash dividends paid on common stock		(38,430)		(35,396)		(33,074)
Net change in financing activities		(47,760)		(30,872)		(45,964)
Net change in cash and cash equivalents		17,804		21,000		1,211
Cash and cash equivalents, beginning of year		126,889		105,889		104,678
Cash and cash equivalents, end of year	$	144,693	$	126,889	$	105,889

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

1st Source carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, at December 31, 2025, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by 1st Source in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

In addition, there were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the fourth fiscal quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of 1st Source Corporation ("1st Source") is responsible for establishing and maintaining adequate internal control over financial reporting. 1st Source's internal control over financial reporting includes policies and procedures pertaining to 1st Source's ability to record, process, and report reliable information. Actions are taken to correct any deficiencies as they are identified through internal and external audits, regular examinations by bank regulatory agencies, 1st Source's formal risk management process, and other means. 1st Source's internal control system is designed to provide reasonable assurance to 1st Source's management and Board of Directors regarding the preparation and fair presentation of 1st Source's published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

1st Source's management assessed the effectiveness of internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework* (2013 framework). Based on management's assessment, 1st Source believes that, as of December 31, 2025, 1st Source's internal control over financial reporting is effective based on those criteria.

Forvis Mazars LLP, independent registered public accounting firm, which also audited 1st Source's consolidated financial statements for the year ended December 31, 2025, has issued an attestation report on management's assessment of 1st Source's internal control over financial reporting. This report appears on page 40.

By	/s/ ANDREA G. SHORT
	Andrea G. Short, Chief Executive Officer

By	/s/ BRETT A. BAUER
	Brett A. Bauer, Treasurer and Chief Financial Officer

South Bend, Indiana

Item 9B. Other Information.

During the three months ended December 31, 2025, there were no "Rule 10b5-1 trading plans" or "non-Rule 10b5-1 trading arrangements" adopted, modified or terminated by any director or officer of the Company (as each term is defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The information under the caption "Proposal Number 1: Election of Directors," "Board Committees and Other Corporate Governance Matters," and "Delinquent Section 16(a) Reports" of the 2026 Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the caption "Compensation Discussion & Analysis" of the 2026 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the caption "Voting Securities and Principal Holders Thereof" and "Proposal Number 1: Election of Directors" of the 2026 Proxy Statement is incorporated herein by reference.

The following table shows Equity Compensation Plan Information as of December 31, 2025.

	(A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [excluding securities reflected in column (A)]	
Equity compensation plans approved by shareholders				
2011 Stock Option Plan	—	$ —	250,000	
1997 Employee Stock Purchase Plan	6,082	55.89	101,042	
1982 Executive Incentive Plan	—	—	207,176	(1)(2)(3)
1982 Restricted Stock Award Plan	—	—	39,472	(2)
Strategic Deployment Incentive Plan	—	—	98,645	(2)(3)
Total plans approved by shareholders	6,082	$ 55.89	696,335	
Equity compensation plans not approved by shareholders				
Director Retainer Stock Plan(4)	—	—	27,222	
Total equity compensation plans	6,082	$ —	723,557	

(1) The Executive Compensation and Human Resources Committee of the 1st Source Corporation Board of Directors may issue under the 1982 Executive Incentive Plan not more than 0.60% in any one calendar year of our common stock outstanding at the beginning of such year.

(2) Amount is to be awarded by grants administered by the Executive Compensation and Human Resources Committee of the 1st Source Corporation Board of Directors.

(3) Amount includes market value stock only. Book value shares used for annual awards may only be sold to 1st Source.

(4) Under this plan an eligible director may elect to receive his or her annual retainer or annual fees in the form of shares of our common stock.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Proposal Number 1: Election of Directors", "Board Committees and Other Corporate Governance Matters," and "Transactions with Related Persons" of the 2026 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information under the caption "Relationship with Independent Registered Public Accounting Firm" of the 2026 Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition — December 31, 2025 and 2024

Consolidated Statements of Income — Years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Comprehensive Income — Years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows — Years ended December 31, 2025, 2024, and 2023

Notes to Consolidated Financial Statements — December 31, 2025, 2024, and 2023

Financial statement schedules required by Article 9 of Regulation S-X are not required under the related instructions, or are inapplicable and, therefore, have been omitted.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

3(a)	Articles of Incorporation of Registrant, amended April 30, 1996, filed as exhibit to Form 10-K, dated December 31, 2017, and incorporated herein by reference.
3(b)	By-Laws of Registrant, as amended October 19, 2023, filed as exhibit to Form 10-Q, dated September 30, 2023, and incorporated herein by reference.
3(c)	Certificate of Designations for Series A Preferred Stock, dated January 23, 2009, filed as exhibit to Form 8-K, dated January 23, 2009, and incorporated herein by reference.
4(a)	Form of Common Stock Certificates of Registrant, filed as exhibit to Registration Statement 2-40481 and incorporated herein by reference.
4(b)	1st Source agrees to furnish to the Commission, upon request, a copy of each instrument defining the rights of holders of Senior and Subordinated debt of 1st Source.
4(c)	Description of the Company's Securities, filed as an exhibit to Form 10-Q, dated September 30, 2022 and incorporated herein by reference.
10(a)(1)	Employment Agreement of Christopher J. Murphy III, dated October 1, 2025, filed as exhibit to Form 8-K/A, dated September 29, 2025, and incorporated herein by reference.
10(a)(2)	Employment Agreement of Andrea G. Short dated October 1, 2025, filed as exhibit to Form 8-K/A, dated September 29, 2025, and incorporated herein by reference.
10(a)(3)	Employment Agreement of John B. Griffith, dated January 1, 2008, filed as exhibit to Form 8-K, dated March 17, 2008, amended February 6, 2014, filed as exhibit to Form 8-K, dated March 12, 2014, and incorporated herein by reference.
10(a)(4)	Employment Agreement of Jeffrey L. Buhr, dated May 23, 2017, filed as an exhibit to Form 8-K, dated May 23, 2017, and incorporated herein by reference.
10(a)(5)	Employment Agreement of Brett A. Bauer, dated October 1, 2025, filed as exhibit to Form 8-K/A, dated September 29, 2025, and incorporated herein by reference.
10(a)(6)	Employment Agreement of Kevin C. Murphy dated October 1, 2025, filed as exhibit to Form 8-K/A, dated September 29, 2025, and incorporated herein by reference.
10(b)	1st Source Corporation Employee Stock Purchase Plan dated April 17, 1997, filed as exhibit to Form 10-K, dated December 31, 2017, and incorporated herein by reference.
10(c)	1st Source Corporation 1982 Executive Incentive Plan, amended October 23, 2024, filed as an exhibit to Form 10-Q, dated September 30, 2024, amended July 23, 2025, filed as an exhibit to Form 10-Q, dated June 30, 2025, and incorporated herein by reference.
10(d)	1st Source Corporation 1982 Restricted Stock Award Plan, amended November 9, 2016, filed as Exhibit 4.3 to Registration Statement on Form S-8 No. 333-215910, filed February 6, 2017, amended July 23, 2025, filed as an exhibit to Form 10-Q, dated June 30, 2025, and incorporated herein by reference.
10(e)	1st Source Corporation Strategic Deployment Incentive Plan, amended February 26, 2016, filed as exhibit to registrant's 2016 definitive proxy statement, filed March 15, 2016, and incorporated herein by reference.
10(f)	1st Source Corporation 2011 Stock Option Plan, amended November 9, 2016, filed as exhibit to Form 10-K, dated December 31, 2016, and incorporated herein by reference.
10(g)	1st Source Corporation Director Retainer Stock Plan, amended August 3, 2018, filed as exhibit to Form 10-Q, dated September 30, 2018, and incorporated herein by reference.
19.1	1st Source Corporation Insider Trading Policy, amended July 24, 2025, filed herewith.

21   Subsidiaries of Registrant (unless otherwise indicated, each subsidiary does business under its own name):

Name	Jurisdiction
1st Source Bank	Indiana
SFG Aircraft, Inc. * (formerly known as SFG Equipment Leasing, Inc.)	Indiana
1st Source Insurance, Inc. *	Indiana
1st Source Specialty Finance, Inc. *	Indiana
1st Source Capital Corporation *	Indiana
Trustcorp Mortgage Company (Inactive)	Indiana
1st Source Master Trust	Delaware
Michigan Transportation Finance Corporation *	Michigan
1st Source Intermediate Holding, LLC	Delaware
1st Source Funding, LLC (Inactive)	Delaware
SFG Commercial Aircraft Leasing, Inc. *	Indiana
SFG Equipment Leasing Corporation I*	Indiana
1st Source Solar 6, LLC	Delaware
1st Source Solar 7, LLC	Delaware
1st Source Solar 8, LLC	Delaware
1st Source Solar 9, LLC	Delaware
1st Portfolio Management, Inc. *	Nevada

*Wholly-owned subsidiaries of 1st Source Bank

23	Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Andrea G. Short, Chief Executive Officer (Rule 13a-14(a)).
31.2	Certification of Brett A. Bauer, Chief Financial Officer (Rule 13a-14(a)).
32.1	Certification of Andrea G. Short, Chief Executive Officer.
32.2	Certification of Brett A. Bauer, Chief Financial Officer.
97.1	1st Source Corporation Policy Relating to Recovery of Erroneously Awarded Compensation, amended October 19, 2023, filed as an exhibit to Form 10-K dated December 31, 2023 and incorporated herein by reference.
101.INS	XBRL Instance Document — The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

(c) Financial Statement Schedules — None.

Item 16. Form 10-K Summary.

Not provided.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st SOURCE CORPORATION

By   /s/ ANDREA G. SHORT

Andrea G. Short, President
and Chief Executive Officer

Date: February 17, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER J. MURPHY III Christopher J. Murphy III	Executive Chairman of the Board	February 17, 2026
/s/ ANDREA G. SHORT Andrea G. Short	President, Chief Executive Officer, and Director	February 17, 2026
/s/ BRETT A. BAUER Brett A. Bauer	Treasurer, Chief Financial Officer, and Principal Accounting Officer	February 17, 2026
/s/ BRIAN S. DUBA Brian S. Duba	Secretary and General Counsel	February 17, 2026
/s/ JOHN F. AFFLECK-GRAVES John F. Affleck-Graves	Director	February 17, 2026
/s/ MELODY BIRMINGHAM Melody Birmingham	Director	February 17, 2026
/s/ DANIEL B. FITZPATRICK Daniel B. Fitzpatrick	Director	February 17, 2026
/s/ TRACY D. GRAHAM Tracy D. Graham	Director	February 17, 2026
/s/ CHRISTOPHER J. MURPHY IV Christopher J. Murphy IV	Director	February 17, 2026
/s/ TIMOTHY K. OZARK Timothy K. Ozark	Director	February 17, 2026
/s/ TODD F. SCHURZ Todd F. Schurz	Director	February 17, 2026
/s/ MARK D. SCHWABERO Mark D. Schwabero	Director	February 17, 2026
/s/ RONDA SHREWSBURY Ronda Shrewsbury	Director	February 17, 2026
/s/ ISAAC P. TORRES Isaac P. Torres	Director	February 17, 2026

EXHIBIT 31.1


Certifications


I, Andrea G. Short, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2026

By /s/ ANDREA G. SHORT
_____

   Andrea G. Short, Chief Executive Officer

EXHIBIT 32.1


CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of 1st Source Corporation (1st Source) on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrea G. Short, Chief Executive Officer of 1st Source, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of 1st Source.

Date: February 17, 2026

By /s/ ANDREA G. SHORT
_____

   Andrea G. Short, Chief Executive Officer

EXHIBIT 31.2


Certifications


I, Brett A. Bauer, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2026

By /s/ BRETT A. BAUER
_____

  Brett A. Bauer, Chief Financial Officer

EXHIBIT 32.2


CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of 1st Source Corporation (1st Source) on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brett A. Bauer, Chief Financial Officer of 1st Source, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of 1st Source.

Date: February 17, 2026

By /s/ BRETT A. BAUER
_____

  Brett A. Bauer, Chief Financial Officer

DIRECTORS AND OFFICERS



From left to right: Christopher J. Murphy IV, Timothy K. Ozark, Isaac P. Torres, Tracy D. Graham, Andrea G. Short, John F. Affleck-Graves, Christopher J. Murphy III, Mark D. Schwabero, Ronda Shrewsbury, Daniel B. Fitzpatrick, Melody Birmingham, Todd F. Schurz

1st SOURCE DIRECTORS

John F. Affleck-Graves	Professor Emeritus, University of Notre Dame; Former Professor of Finance, Executive Vice President and Chief Financial Officer, University of Notre Dame
Melody Birmingham	Executive Vice President and Group President, NiSource Utilities
Daniel B. Fitzpatrick	Chairman, President, and Chief Executive Officer, Quality Dining, Inc.
Tracy D. Graham	Managing Partner, Graham Allen Partners, LLC; Chief Executive Officer, Aunalytics; Director and Chairman of the Board of Directors, LCI Industries
Christopher J. Murphy III	Executive Chairman, 1st Source Corporation
Christopher J. Murphy IV	Owner and Chief Executive Officer, Catharsis Productions, LLC
Timothy K. Ozark	Chairman of the Board, TKO Finance Corporation
Todd F. Schurz	Senior Advisor and Former President and Chief Executive Officer, Schurz Communications, Inc.
Mark D. Schwabero	Retired Chairman, Chief Executive Officer and Director, Brunswick Corporation; Director and Chairman of the Board, Methode Electronics, Inc.
Andrea G. Short	President and Chief Executive Officer, 1st Source Corporation; Chief Executive Officer, 1st Source Bank
Ronda Shrewsbury	President and Chief Executive Officer, RealAmerica, LLC
Isaac P. Torres	President and Chief Executive Officer, InterCambio Express, Inc.

1st SOURCE EXECUTIVE OFFICERS

Christopher J. Murphy III	Executive Chairman, 1st Source Corporation, 1st Source Bank
Andrea G. Short	President and Chief Executive Officer, 1st Source Corporation; Chief Executive Officer, 1st Source Bank
Kevin C. Murphy	President, 1st Source Bank
Jeffrey L. Buhr	Executive Vice President, Chief Credit Officer, 1st Source Bank
Brian S. Duba	General Counsel and Secretary
Brett A. Bauer	Executive Vice President, Treasurer and Chief Financial Officer



1st Source Corporation



P.O. Box 1602, South Bend, Indiana 46634

FSC
www.fsc.org
MIX
Paper | Supporting responsible forestry
FSC® C127009